Exhibit 1
Condensate Stripping Plant Joint Venture
Operating Agreement
SPI CSP PNG Limited Mit CSP PNG
Limited S.P.I. Exploration & Production
Limited
Gadens Lawyers
77 Castlereagh Street
Sydney, NSW, 2000

T      +61 9931 4999
F      +61 9931 4888
Ref   GDA

Contents

1.	Defined meanings	1

2.	Effective date and term	1

3.	Purpose and scope of agreement	2

4.	General obligations of the participants	3

5.	Project participation	5

6.	Commitment by Participants	6

7.	Commitment payment	6

8.	Project management	7

9.	Resignation, removal and replacement of Operator	12

10.	Operating Committee	14

11.	Project planning and implementation	16

12.	Project accounts, reporting, audit and access	22

13.	Project money	23

14.	Representations	24

15.	Project undertakings	25

16.	Transfer of a participating interest	26

17.	Voluntary transfer	28

18.	Compulsory transfer	29

19.	Pre-emption procedure	30

20.	Deadlock	32

21.	Transfer default	34

22.	Confidentiality and Intellectual Property	34

23.	Publicity	36

24.	Default	37

25.	Termination	38

26.	Force majeure	39

27.	Dispute resolution	41

28.	Business ethics and other policies to be observed	42

29.	General provisions	44

30.	Definitions and interpretation	47

Schedule 1 — Project Details		61

Schedule 2 — Participants		62

Schedule 3 — Matters Requiring Unanimity		63

Schedule 4 — Independent Expert		64

Attachment 1 — Deed of Accession		68

Attachment 2 — Accounting procedures		74

Attachment 3 — Deed of Cross Charge		93

Attachment 4 — Deed of Covenant		110

Attachment 5 — Deed of Removal and Appointment – Change of Operator		123

Condensate Stripping Plant Joint Venture Operating Agreement
Dated
Parties
1.	SPI CSP PNG Limited of PO Box 1971 Port Moresby Papua New Guinea (InterOil).

2.	Mit CSP PNG Limited of PO Box 850, Port Moresby Papua New Guinea (Mitsui).

3.	S.P.I. Exploration & Production Limited of PO Box 1971 Port Moresby Papua New Guinea (Operator),
each a “Party” and collectively “the Parties”.
Background
A.	InterOil and Mitsui have entered into the Preliminary Works Joint Venture Agreement.
B.	This agreement amends and restates the rights and obligations of the Participants in relation to the operation and management of the Joint Venture.
Operative provisions
1. Defined meanings
Words used in this agreement and the rules of interpretation that apply are set out and explained in clause 30.
2. Effective date and term
2.1 Commencement
(a)	Subject to clause 2.1(b) this agreement commences on the Effective Date.

(b)	If this agreement must be registered under any Law to be effective, commencement is subject to registration in accordance with that Law.
2.2 Continuation of agreement
For the avoidance of doubt, the Participants agree that this agreement will remain in force for the period, and to the extent, necessary to:
(a)	ensure the activities of the Project are properly wound up; and

(b)	without limiting clause 2.3(a), dispose of all claims, disputes, arbitration or litigation relating to this agreement or the Project.

2.3 Prior to FID
(a)	Despite any other provision of this agreement, Mitsui may at any time prior to FID occurring, by notice:
(i)	suspend the performance of its obligations under this agreement; or

(ii)	resume performance of its obligations under this agreement.
(b)	If Mitsui has suspended the performance of its obligations under this agreement for a continuous period of at least 3 months, then either Participant may terminate this agreement by giving at least 20 Business Days’ notice. At the expiry of the 20 Business Days’ notice period, clause 25.4 applies.

(c)	During any period of suspension under clause 2.3(a)(i), InterOil may pay any Cash Call submitted under clause 11.8 by the Operator to Mitsui in addition to the corresponding Cash Call submitted by the Operator to InterOil. If Mitsui resumes performance of its obligations under this agreement pursuant to clause 2.3(a)(ii), Mitsui must promptly reimburse InterOil for the amount of any Cash Calls submitted to Mitsui under clause 11.8 which have been paid by InterOil under this clause 2.3(c), provided that the Project Costs in respect of which the Cash Calls were made were incurred or will be incurred under a Work Program and Budget which had been Approved on or before the suspension by Mitsui of the performance of its obligations under this agreement pursuant to clause 2.3(a)(i).
3. Purpose and scope of agreement
3.1 Amendment and restatement
This agreement amends and restates the terms of the Joint Venture with effect from the Effective Date. For the avoidance of doubt, clause 4.1(a) of the Preliminary Works Joint Venture Agreement does not apply from the Effective Date. In the event of any inconsistency, the terms of this agreement prevail over the terms of the Preliminary Works Joint Venture Agreement.
3.2 Scope of the Project
The Project consists of:
(a)	the planning, design, construction and ownership of a condensate stripping plant to be constructed on the Purari River in the Gulf Province of Papua New Guinea as described and having the general specifications set out in schedule 1 and generally in accordance with the recommendations of the FEED study which forms part of the Preliminary Works Joint Venture but as the same may be further developed and agreed during the course of the Joint Venture (the Plant);

(b)	obtaining all licences, approvals, permits and authorisations necessary to allow the Plant to be constructed and operated including any licence required under the Act;

(c)	negotiating the terms of, entering into and managing the performance of a construction contract (or series of related contracts) for the construction the Plant (Construction Contract);

(d)	entering into and performing the terms of a gas processing (condensate tolling) agreement with the operator of the Elk and Antelope Upstream Joint Venture (Gas Processing Agreement);

(e)	arranging finance on a project finance basis to finance the construction and operation of the Plant and entering into such financing, security and collateral agreements as are necessary to support such financing (Financing Agreements); and

(f)	all related and associated activities as may be approved by the Operating Committee in accordance with this agreement.
3.3 Scope of agreement
This agreement covers, among other things:
(a)	amendment and restatement of the terms of the joint venture between the Participants to undertake the Project;

(b)	the management and operation of the Joint Venture;

(c)	the ownership and use of Project Assets.
3.4 State Participation
(a)	The Participants propose to apply to the State for the issue of a petroleum processing facilities licence under the Act under which the Joint Venture will construct and operate the Plant.

(b)	The Project will be a “petroleum project” or a “gas project” as defined in the Act. Accordingly on the grant of the Licence the State will be entitled under section 165 of the Act, either directly or through a nominee, to acquire a participating interest not exceeding 22.5% in the Project (State Interest).

(c)	Upon the State exercising its right to acquire the State Interest:
(i)	the Participants and the State will enter into a Petroleum Agreement or Gas Agreement under the Act;

(ii)	the State or its nominee must execute a Deed of Accession; and

(iii)	the Participating Interests of the Participants immediately prior to the acquisition of the State’s Interest will dilute equally.
4. General obligations of the participants
4.1 Joint Venture participation
Each Participant must participate in the Joint Venture in accordance with, and perform its obligations under, this agreement.
4.2 General obligations
Each Participant must during the term of this agreement:
(a)	provide accurate information to each other Participant in relation to the Project;

(b)	use reasonable commercial efforts to take such actions as are consistent with the performance of its obligations under this agreement; and

(c)	not unreasonably delay any action, consent or decision required of that Participant under this agreement.
4.3 Relationship between Participants
(a)	Each Participant as between itself and all other Participants acts as an independent contractor.

(b)	As between the Participants their respective rights, obligations and Liabilities are several in accordance with each of their Participating Interests and are not joint and several or collective.

(c)	The failure by a Participant to perform its obligations under this agreement does not relieve any other Participant of its obligations under this agreement.

(d)	Each Participant is responsible for meeting only its Participating Interest share of Joint Venture obligations under this agreement or any Licence.

(e)	Unless it is otherwise specifically provided, no Participant is required to discharge or perform the obligations of any other Participant under this agreement.

(f)	This agreement does not create, and must not be construed to create, any express or implied relationship between any Participant and any other Participant of:
(i)	employment; or

(ii)	trust or of any other fiduciary nature; or

(iii)	principal and agency; or

(iv)	partnership.
(g)	This agreement does not prevent any Participant from undertaking any business activity, project or joint venture whether in the nature of or similar to the Project or otherwise.
4.4 No partition
No Participant is entitled to partition, or to make application to a court seeking the partition and sale of, or the appointment of a statutory trustee to, the Project Assets.
4.5 Indemnity
(a)	Subject to clause 4.5(c), with respect to any Liability or Claim due to or made by any person or entity who or which is not a Participant arising out of or resulting from Project Operations, which arises from a breach by a Participant of its obligations under this agreement, in whole or in part, such Participant shall, to the extent of its percentage responsibility therefore, indemnify and keep indemnified each other Participant against such Liability or Claim (including costs and expenses necessarily incurred in respect of that Liability or Claim).

(b)	Subject to clause 4.5(a) and (c), with respect to any Liability or Claim due to or made by any person or entity who or which is not a Participant arising out of or resulting from

Project Operations, which no Participant is responsible for or which has not been satisfied in full pursuant to clause 4.5(a), each Participant shall, to the extent of its Participating Interest, indemnify and keep indemnified each other Participant against such Liability or Claim (including costs and expenses necessarily incurred in respect of that Liability or Claim).

(c)	A Participant is not entitled to an indemnity where the circumstances for which the indemnity is sought arise out of or result from the fraud, negligence or Wilful Misconduct of that Participant or its directors, officers or employees.
4.6 Limitation on damages
Despite any other provision of this agreement in no circumstance is any Participant liable to any other Participant for any consequential, punitive or any other indirect damages, or losses or damages arising from business interruption, loss of profits, environmental degradation or rehabilitation.
5. Project participation
5.1 Participating Interest share
Each Participant has a proportionate share or interest in the Project in accordance with its Participating Interest comprising:
(a)	the interest of that Participant in the Project Assets; and

(b)	the obligation to share Project Costs, in accordance with this agreement.
5.2 Participating Interest
(a)	The Participating Interests of the Participants on the Effective Date are set out in schedule 2.

(b)	If all or part of the Participating Interest of a Participant is transferred under this agreement the Participating Interests of all Participants affected by that transfer are adjusted to reflect that transfer.

(c)	The Participating Interest of a Participant in the Joint Venture at any time is the Participating Interest of that Participant at that time.
5.3 Rights, obligations and entitlements of Participants
(a)	Except where this agreement provides otherwise, the Participating Interest of a Participant determines that Participant’s:
(i)	undivided ownership interest in Project Assets;

(ii)	several liability for the risks of, and the costs and expenses of conducting, the Joint Venture and carrying out the Project;

(iii)	entitlement to share in any surplus in the Project Bank Account; and

(iv)	entitlement to vote on all matters to be determined by the Participants or by the Operating Committee.
(b)	The Participants own the Project Assets as tenants-in-common in their Participating Interests.

(c)	Each Participant is liable to meet a proportion of Project Costs according to its Participating Interest at the time of payment.
5.4 Liability of Participants for taxes and royalties
(a)	Each Participant is liable for its Participating Interest share of all royalties, development levies and other charges where the royalty, development levy or other charge is imposed by any Law on the operation of the Plant but is solely responsible for all taxes on its individual income and for all reporting obligations in respect of its individual income.

(b)	Each Participant indemnifies and must keep indemnified each other Participant against any Liability in respect of the royalties, levies or other charges for which such Participant (but not any other Participant) is liable.
6. Commitment by Participants
6.1 Limit on commitment
No Participant is required under any circumstances to pay or contribute money or provide credit to or in respect of the Joint Venture except as expressly provided in this agreement.
6.2 Initial commitment
Each Participant must pay its Initial Commitments in accordance with clause 7.
6.3 Future commitments
Each Participant must pay its Participating Interest share of Project Costs in accordance with Cash Calls sent to that Participant by the Operator in accordance with this agreement.
7. Commitment payment
7.1 Payment of Initial Commitments
(a)	Subject to satisfaction or waiver of the Conditions each Participant must pay its Initial Commitments within 10 Business Days of receipt of the relevant Billing Statement from the Operator.

(b)	The Initial Commitments consists of:
(i)	the re-imbursement to the Operator of each Participant’s Participating Interest share of the Operator’s Reimbursable Costs and Expenses;

(ii)	each Participant’s Participating Interest share of Approved Project Costs up to the Effective Date, except to the extent the cost or expense was paid as part of a called sum under the Preliminary Works Joint Venture Agreement.

(c)	If:
(i)	a Participant does not pay its Initial Commitments as required by clause 7.1(a); or

(ii)	a Representation made by a Participant proves to have been incorrect or misleading when made in a material way, the Participant failing to make that payment or Participant making that Representation has committed a Default Event and the provisions of clause 24 will apply.
7.2 Payment of further commitments
All Participants must pay all other commitments for which they are liable in accordance with this agreement.
7.3 Conditions precedent to Commitment
The liability of each Participant to pay its Initial Commitment and all further commitments under this agreement is subject to the condition that:
(a)	that Participant has received in a form and substance satisfactory to it:
(i)	a certified copy of the signature of each Authorised Officer of each other Participant authorised to execute on behalf of that other Participant this agreement, or any other agreement relating to the Project; and

(ii)	a duly executed counterpart copy of this agreement; and
(b)	no other Participant has committed a Default Event (or circumstances exist which would, with the passage of time, constitute a Default Event by that Participant) as at the date any commitment is due, and the Default Event referred to in clause 7.3(b) has or is reasonably likely to have a material adverse effect on the Project.
7.4 Condition waiver
Each Condition in clause 7.3 is for the benefit of each Participant and, in respect of a Participant, may be waived by that Participant only.
8. Project management
8.1 Appointment of Operator
The Operator is appointed operator of the Joint Venture with the duties powers and authorities set out in this agreement.

8.2 General obligations of the Operator
The Operator must:
(a)	conduct Project Operations in accordance with:
(i)	this agreement;

(ii)	all Approved Project Planning Documents;

(iii)	all relevant Laws including Environmental Laws;

(iv)	all directions properly issued by the Operating Committee;

(v)	the terms of all relevant Licences;

(vi)	Prudent Operator Practices; and

(vii)	EHS Standards;
(b)	do all things reasonably necessary within its power to ensure all Consents and the Licences are maintained in good standing;

(c)	consult regularly with the Participants and keep them fully informed of all material matters concerning Project Operations;

(d)	convene and prepare the agenda and supporting information for meetings of the Operating Committee;

(e)	pay promptly all costs and expenses incurred in connection with the conduct of Project Operations out of available Project Money;

(f)	maintain proper Business Records, including auditable supporting material, in respect of Project Operations;

(g)	maintain production records which show at least the quantity of Gas tolled and Product produced;

(h)	permit all Participants full access at all reasonable times to all records maintained by it in relation to Project Operations and permit all Participants at their cost to take copies of and extracts from all such records;

(i)	bill the Participants for their share of the costs and expenses of conducting Project Operations in accordance with the this agreement;

(j)	provide an accounting to Participants in respect of Project Operations in accordance with this agreement and the Accounting Procedures; and

(k)	except where the Operating Committee otherwise approves maintain the Project Assets free from voluntary charges and liens.
8.3 Reporting obligations of the Operator
The Operator must send to each Participant in a timely manner:
(a)	monthly Billing Statements;

(b)	a quarterly report on Project Operations including:
(i)	financial performance against budget; and

(ii)	explanations for all material variations; in the format and at the times specified by the Operating Committee;
(c)	details of all material breaches of any Law and of any breaches of the Licences;

(d)	details of all breaches of an Environmental Law;

(e)	details of all LTIs; and

(f)	such other information or reports as the Operating Committee reasonably determines.
8.4 Powers of the Operator
The Operator may:
(a)	without avoiding its responsibility for the conduct of Project Operations and with the prior approval of the Operating Committee delegate the conduct of all or part of Project Operations to Affiliates or an independent contractor or to a Participant or its Affiliates, or a combination of such parties;

(b)	represent the Participants in all dealings with all Governmental Agencies, landowners or other stakeholders of the Project; and

(c)	in an emergency, take such action as is necessary, and incur without prior approval such costs and expenses as are reasonably required, to protect life, health, property or the environment in relation to the Project.
8.5 Authority of the Operator
(a)	The Operator has all necessary powers and authorities for it to conduct Project Operations in accordance with this agreement.

(b)	All third parties dealing with the Operator are entitled, without the need to make any enquiry, to assume that all actions taken by the Operator are properly authorised by this agreement unless they have express notice to the contrary.
8.6 Agreement with Affiliate
The Operator may not enter into an agreement with an Affiliate of the Operator for the supply of goods or services or both in relation to the Project unless the proposed agreement is on terms and conditions which are no less favourable to the Joint Venture than an arm’s length commercial agreement with a third party supplier which is not an Affiliate of the Operator, and the proposed agreement is approved by the Operating Committee.
8.7 Indemnity for Operator
(a)	Subject to clause 8.7(b) the Participants, in the proportion of their respective Participating Interests, indemnify and must keep indemnified the Operator, its Affiliates and their respective directors, officers and employees against Liabilities directly arising out of or directly resulting from the performance or non-performance by the Operator of its duties under this agreement.

(b)	The Operator is not entitled to an indemnity under clause 8.7(a) to the extent that the Liabilities for which the indemnity is sought arise out of or result from the fraud, negligence or Wilful Misconduct of the Operator, its Affiliates and their respective directors, officers or employees.
8.8 Insurance
(a)	The Operator must procure and maintain on behalf of the Participants:
(i)	all insurance in respect of Project Operations required by applicable Law, the Licence and any relevant Petroleum Agreement or Gas Agreement entered into pursuant to clause 3.4(c);

(ii)	during the development Work Program and Budget, third party liability insurance and builder’s risk covering the Project including materials during transit and installation; and

(iii)	such other insurance as the Operating Committee may determine.
(b)	The Operator may also propose the following insurance programs for the protection and benefit of the Participants, and will give details thereof to all Participants by notice:
(i)	during Project Operations, third party liability insurance (including pollution), business interruption insurance and all risks physical damage insurance over Project Assets; and

(ii)	such other insurance as the Operating Committee may determine.
(c)	Any Participant may elect not to participate in the insurance proposed under clause 8.8(b) provided such Participant:
(i)	gives the Operator Notice of such election within 30 Business Days of receipt of Notice from the Operator under clause 8.8(b);

(ii)	does nothing which may interfere with the Operator’s negotiations for such coverage for the other Participants;

(iii)	provides documentary evidence at least annually of adequate insurance coverage acceptable to the Operating Committee in respect of third party liability, and financial capacity to meet in full its Participating Interest share of all other risks that would have been covered by the insurance proposed by the Operator; and

(iv)	has any policies taken out by it endorsed with waiver of subrogation in favour of all other Participants, the Operator and their insurers with respect to Project Operations and their interests under this agreement, and uses its best endeavours to ensure that those policies contain a condition that such policies may not be cancelled, surrendered, amended or permitted to expire in relation to its coverage of the risks of Project Operations without the insured party giving to the Operator at least 30 days prior notice.
(d)	The fact that a Participant elects not to participate in insurance proposed by the Operator under clause 8.8(b) does not relieve that Participant from its obligation to pay any Billing

Statement including any Cash Call for loss or damage or the costs of remedying any such loss or damage.

(e)	The costs of arranging or proposing all insurance under clause 8.8(a) is a Project Cost. The costs of effecting insurances under clause 8.8(b) in which all Participants participate is a Project Cost. Where less than all Participants participate the costs of effecting those insurances will be charged to the participating Participants in proportion to their respective Participating Interests.

(f)	In respect of insurances effected under this clause the Operator must:
(i)	promptly notify the Participants when such insurance is obtained, and provide copies to the Participants of such policies or certificates of currency;

(ii)	unless prohibited by law arrange for the participating Participants to be named as additional or co-insureds on all such policies in accordance with their Participating Interests, with waiver of subrogation in favour of all Participants; and

(iii)	duly file all claims and take all necessary and proper steps to collect any proceeds and credit any proceeds to the participating Participants in proportion to their Participating Interests.
(g)	The cost, scope and limit of coverage including deductibles of all insurances taken out by the Operator under this clause 8.8 must be approved by the Operating Committee.

(h)	Nothing in this clause 8.8 prevents a Participant from taking out at its own cost such additional insurance cover (not being in substitution or duplication of Operator arranged insurance) as it may require in respect of Project Operations, provided such insurance carries a waiver of subrogation in favour of the other Participants and the Operator.
8.9 Mitsui Secondees
(a)	The Operator must, if notified by Mitsui, agree to the secondment to the Operator any person made available by Mitsui to assist the Operator in carrying out Project Operations from time to time (Permanent Secondee). In making a notification under this clause 8.9(a), Mitsui:
(i)	must ensure the Permanent Secondee is suitably qualified to perform the role; and

(ii)	may only notify one person as a Permanent Secondee at any one time.
(b)	If a position becomes available within the Operator, the Operator must:
(i)	notify Mitsui that a position is available and the required qualifications and experience to perform the role; and

(ii)	if a person nominated by Mitsui holds the required qualifications and experience, second the nominated person to the position (Nominated Secondee).
(c)	The Operator must pay to Mitsui within 30 days of the end or each month the secondment fees in consideration for the provision of the Secondees for that month. These fees will be accounted for as Project Costs. The secondment fees will be for an amount as determined by the Operating Committee provided that the secondment fees must reflect reasonable market rates for the type of work the Secondee will perform.
(d)	Mitsui acknowledges that whilst the Secondees are performing their respective roles, the Secondees will be managed by and will be subject to the reasonable directions of the Operator.
(e)	At all times, the Secondees remain the employees, agents or contractors of Mitsui and Mitsui is responsible for payment of any remuneration, benefits or costs payable to or in respect of the Secondees.
(f)	In this clause 8.9 a reference to the “Secondees” means, collectively, the Permanent Secondee and any Nominated Secondee.
9. Resignation, removal and replacement of Operator
9.1 Resignation
(a)	Subject to clause 9.1(b), the Operator may by written notice to all Participants resign as operator of the Joint Venture on not less than 60 Business Days notice.
(b)	The Operator may not resign as operator of the Joint Venture unless a successor operator has been appointed by the Operating Committee to commence management prior to the proposed date of resignation.
9.2 Removal of the Operator for cause
The Operating Committee may by unanimous vote (not including the vote of a Participant that is the Operator or Affiliates of the Operator) remove the Operator as operator of the Joint Venture if:
(a)	the Operator has committed a material breach of its obligations under this agreement and fails to remedy the default within 30 Business Days, of receipt of notice from a Participant requiring it to remedy such default; or

(b)	there is a Change in Control of the Operator without the prior approval of the Operating Committee.
9.3 Deemed resignation on insolvency or conviction under FCPA
(a)	The Operator is deemed to have resigned as Operator of the Joint Venture effective immediately if:
(i)	it or its ultimate holding company is wound up, becomes insolvent, commits an act of bankruptcy or is placed in liquidation otherwise than for a solvent reconstruction;

(ii)	a receiver, receiver and manager, administrator or official manager is appointed over, or a secured creditor takes possession of, all or a substantial portion of the assets of the Operator or its ultimate holding company; or

(iii)	it or its Affiliates are convicted of an offence under the FCPA.

(b)	The Operating Committee may request the Operator to remain as operator of the Joint Venture despite its resignation under this clause for such period as may be necessary for the Operating Committee to appoint a successor Operator.
9.4 Appointment of successor Operator
(a)	If the Operator resigns or is removed under this clause the Operating Committee must appoint a successor Operator to take its place, such appointment to be effective as close as possible to the effective date of resignation or removal.
(b)	If the Operating Committee is unable or fails to make an appointment under clause 9.4(a) in a timely manner the Participant with the largest Participating Interest (other than the outgoing Operator) will become the acting Operator until a permanent appointment is made.
9.5 No claim by outgoing Operator
(a)	The outgoing Operator has no claim against the Participants solely resulting from its resignation or removal in accordance with the terms of this agreement.
(b)	The Operator’s resignation or removal under this clause is without prejudice to all rights, obligations and liabilities which have accrued prior to such resignation or removal.
9.6 Transfer of Project Assets on resignation or removal
(a)	As soon as practicable after the appointment of a successor operator the outgoing Operator must:
(i)	deliver to the successor operator the Project Bank Account and all other Project Assets;
(ii)	deliver to the successor operator all books and records relating to the Project;
(iii)	enter into a deed of assignment and assumption substantially in the form of attachment 5 to assume the rights and liabilities under this agreement as the successor operator; and
(iv)	subject to any third party restrictions, assign to the successor operator all third party agreements relating to the Project.
(b)	To the extent possible all such transfers and assignments must take effect on the date of the appointment of the successor Operator.
(c)	Until such delivery or assignment has taken place the outgoing Operator holds its rights and interests in all Project Assets and the benefit of all Project Agreements on trust for the successor Operator.
(d)	Unless the Operator is removed under clause 9.2 or is deemed to have resigned under clause 9.3, the reasonable costs and expenses of the resignation or removal of the Operator, including the costs of complying with clause 9.6(a), are Project Costs.

10. Operating Committee
10.1 Operating Committee
(a)	An Operating Committee (Operating Committee) is established.
(b)	The Operating Committee is constituted in accordance with clause 10.2, and regulated in accordance with clause 10.4.
(c)	The Operating Committee has full powers of management and control of the business activities of the Project subject to the provisions of this agreement.
(d)	The Operating Committee has the following specific duties and powers:
(i)	approval of policies and procedures for carrying out the Project;
(ii)	approval of operating and capital expenditure budgets in accordance with clause 11;
(iii)	approval of any change to the scope and objectives of the Project;
(iv)	any decision to abandon the Project;
(v)	to consider any other matter referred to it by this agreement or such matters concerning the Project as may be referred to it by a Participant; and
(vi)	to determine any matter ancillary to any of the above matters.
(e)	The Operating Committee may establish such subcommittees, including technical subcommittees, as the Operating Committee deems appropriate. The functions of such subcommittees are in an advisory capacity or as otherwise determined unanimously by the Participants. Each Participant has the right to appoint a representative to each subcommittee.
10.2 Composition of Operating Committee
(a)	The Operating Committee consists of 2 representatives of each Participant appointed in accordance with this clause 10.2.

(b)	Each Participant may by notice to all other Participants nominate:
(i)	the persons to be its representatives on the Operating Committee, and

(ii)	an alternate representative who may only vote in the absence of the Participant’s representatives.
(c)	A Participant may by notice to the Operator and the other Participants remove and replace its representatives or alternate representative.
10.3 Chairman
The Operator will act as chairman of the Operating Committee without any casting vote.

10.4 Meetings of Operating Committee
(a)	The quorum for a meeting of the Operating Committee is the attendance, in person or by telephone, or by an alternate, of representatives of each Participant.
(b)	If a quorum is not present within 30 minutes of the time specified for a meeting of the Operating Committee, that meeting must be adjourned to a date and time seven days following the time of, and at the same place as, the original meeting. Notice of the adjourned meeting (including details of matters to be considered at the adjourned meeting) must be given to all Participants. The representatives who attend the adjourned meeting constitute a quorum for that meeting.
(c)	Subject to clause 10.4(f) all meetings of the Operating Committee must be held in Singapore, Tokyo, Cairns or Port Moresby as determined from time to time by the Operating Committee unless otherwise agreed by the Participants.
(d)	The Operator must ensure that a meeting of the Operating Committee is convened at least once each quarter to approve a Work Program and Budget for the next quarter or relevant period.
(e)	The Operator must ensure that at least 15 days prior written notice is given to all Participants entitled to be present at an Operating Committee meeting specifying the nature of the business to be discussed and including all documentation required to be considered at the meeting. Meetings may be held on less than 15 days notice if agreed in writing by all Participants entitled to be present.
(f)	Meetings may be convened in person, or by video meeting or conference telephone call at which all representatives of all Participants have the opportunity to be present. All persons participating in the video meeting or conference telephone call must be able to hear each of the others and be heard.
(g)	If the existing chair of the Operating Committee is not present within 15 minutes after the time appointed for holding the meeting, the representatives present must elect one of themselves to be chair of the meeting.
(h)	Each Participant must bear all expenses incurred by its representatives in attending meetings of the Operating Committee.
(i)	The Operator must attend meetings of the Operating Committee but is not entitled to cast a vote on any resolution of the Operating Committee.
10.5 Voting
(a)	The representatives representing each Participant are entitled to cast a deliberative vote at any meeting of the Operating Committee equal in relative voting power to the Participating Interest of the Participant which appointed that representative.
(b)	Unless otherwise specifically provided in this agreement, all matters to be determined by the Operating Committee require an affirmative decision by Participants comprising at least 2 Participants (which are not Affiliates) holding between them not less than 65% of the total Participating Interests of those Participants entitled to vote on the matter. A Defaulting Participant is not to be counted in confirming the presence of a quorum.
(c)	The matters referred to in schedule 3 require the unanimous approval of the Operating Committee.

10.6 Decisions of Operating Committee binding
Decisions of the Operating Committee are binding on all Participants.
10.7 Decisions other than at meetings
(a)	A Participant or the Operator may submit a proposal for consideration by the Operating Committee without convening a meeting in accordance with this clause 10.7.

(b)	Such proposal must be in writing sent to each other Participant and the Operator together with such supporting information as would enable the Participants to properly consider the matter.

(c)	Any Participant may by notice to all other Participants and the Operator within 10 Business Days of receipt of the proposal require that the proposal be considered at a duly convened meeting of the Operating Committee, and the proposal must be considered in that manner.

(d)	Each Participant must either exercise its rights under clause 10.7(c) or record its vote on the proposal by notice to all other Participants and the Operator within 10 Business Days of receipt of the proposal. A failure to respond within the period specified is to be taken as a vote against the proposal.

(e)	The Operator must notify each Participant of the result of any proposal raised for consideration under this clause 10.7.
10.8 Contracting with Affiliates
Each Participant acknowledges that the Joint Venture may wish to enter into certain agreements or arrangements with any Participant or Affiliates of a Participant. Those agreements or arrangements must:
(a)	be negotiated on an arm’s length basis;
(b)	be finalised on normal commercial terms; and
(c)	not be entered into without the prior unanimous approval of all Participants.
11. Project planning and implementation
11.1 Approval and implementation of FEED
(a)	The Operator must by no later than 31 July 2010 prepare and submit to the Participants for approval a detailed proposal for the conduct of FEED in respect of the Project (FEED Proposal) including at least:
(i)	recommendations for a contractor to undertake FEED;

(ii)	detailed specifications of the work to be undertaken during FEED;

(iii)	a budget; and

(iv)	a timetable.

(b)	The Participants must within 15 Business Days meet to consider the FEED Proposal and may approve it, with or without amendment, or reject it.
(c)	If the Participants are unable to approve a FEED Proposal within one month (or such further period as the Participants determine) clause 25.1 applies.
(d)	If the Participants approve a FEED Proposal under clause 11.1(b) the Operator is authorised to proceed to authorise FEED in accordance with the Approved FEED Proposal and, subject to clause 11.6, the Participants are committed to meet their Participating Interest share of the costs of undertaking such work.
11.2 Approval of commercial principles of Project Agreements
The Participants agree that they will use all reasonable commercial endeavours to agree by 31 December 2010 the principal commercial terms of:
(a)	the Gas Processing Agreement; and
(b)	the Financing Agreements,
(together the Project Agreements).
11.3 Final Investment Decision
(a)	A decision to proceed to undertake the Project (FID) requires the unanimous approval of all Participants, and may be given or withheld in the absolute discretion of each Participant.
(b)	The Operator must provide to all Participants all such information as the Participants reasonably require to enable them to make a positive FID including but not limited to:
(i)	by no later than 21 December 2010 the cost- estimate and schedule with associated risk assessment and project execution plan including detailed up-to-date contracting strategy and construction plan used to develop the cost-estimate and schedule;
(ii)	completion of FEED to the satisfaction of the Participants including provision of FEED products such as final cost control estimate with an accuracy of plus or minus 10%;
(iii)	the Operator has provided to the Participants such reports and other information which demonstrates that the Elk and Antelope Fields are of a sufficient scale so as to be able to supply Feed Gas (as defined in the Gas Processing Agreement) for processing under the Gas Processing Agreement and in respect of the proposed development and operation of a plant for the liquefaction of gas produced at the Elk and Antelope Fields;
(iv)	evidence that the Elk and Antelope Upstream Joint Venture has made a final investment decision in respect of the development of gas production and transportation facilities sufficient to supply Feed Gas (as defined in the Gas Processing Agreement);

(v)	any other expert’s reports obtained for the Elk and Antelope Upstream Joint Venture and which are relevant to FID;

(vi)	the Project Agreements;

(vii)	a draft Project Implementation Plan;

(viii)	a financing plan; and

(ix)	all material Governmental Consents necessary to enable the Plant to be constructed and operated as planned.
(c)	The Participants must consider the material supplied by the Operator under clause 11.3(b) and must within 40 Business Days of receipt the material referred to in clause 11.3(b) and a written request from the Operator (or such further period as the Participants may agree) either make a positive FID or decline to do so.
(d)	At any time during the time period specified in clause 11.3(c), the Participants may request the Operator to amend any of the documents provided by the Operator under clause 11.3(a) if the documents are not in a satisfactory form to enable the Participants to either make a positive FID or decline to do so. The Operator must comply with any request made by the Participants in a timely manner.
(e)	Without limiting the operation of clause 11.3(a), if the Participants do not make a positive FID before the first to occur of:
(i)	the end of the period specified in clause 11.3(c); and
(ii)	31 March 2011,

clause 25.1 applies.
11.4 Project Implementation Planning
(a)	Once a positive FID has been made by the Participants the Operator must within 60 Business Days prepare and submit to the Operating Committee for approval a final project implementation plan (Project Implementation Plan or PIP) in accordance with this clause.
(b)	The PIP must set out the basis on which the Project is to be undertaken in accordance with the FID and must include:
(i)	a contracting plan setting out in general terms details of all contracts the Operator proposes to enter into in respect of the construction of the Plant, including where known the name of the contractor, the general details of the work to be undertaken and the approximate value of the contract;
(ii)	a detailed capital budget for the construction of the Plant; and
(iii)	details of all other works to be carried out or undertaken by the Operator required to undertake the Project in accordance with the Approved FID.
(c)	The Operating Committee must within 20 Business Days of the receipt of the draft PIP (or such further period as the Participants may agree) meet to consider the PIP and may approve it, with or without amendment.
(d)	If the Operating Committee approves the PIP under clause 11. 4(c) the Operator is, subject to clause 11.5, authorised to proceed to implement the PIP and undertake the work therein described in accordance with this agreement and the Participants are committed to meet their Participating Interest share of the costs of undertaking such work.

(e)	If the Participants are unable to approve a PIP within 20 Business Days (or such further period as the Participants determine) clause 20 (Deadlock) applies.
11.5 Authority for Expenditure
(a)	Subject to clause 11.5(g) prior to incurring any expenditure or commitment under an Approved Work Program and Budget in excess of One million dollars (US$1,000,000) the Operator must provide to the Operating Committee an AFE which complies with clause 11.5(c).
(b)	AFEs supplied for operating expenditure or for capital expenditure below the amount specified in clause 11.5(a) are provided for information purposes only.
(c)	An AFE provided under clause 11.5(a) must:
(i)	identify the operation by specific reference to the line item in the Approved Work Program and Budget;
(ii)	describe the work in detail;
(iii)	contain the Operator’s best estimate of the total funds required to carry out the work;
(iv)	outline the work schedule; and

(v)	provide such other supporting information as may be required to enable an informed decision to be made.
(d)	The Operating Committee must approve the AFE within 10 Business Days of submission or it is deemed to have been rejected.
(e)	Approval of an AFE represents authority for the Operator to incur the expenditure or enter into the commitment described in that AFE.
(f)	If an AFE is not approved as submitted, or is approved for a different amount than was provided for in an Approved Work Program and Budget, the Work Program and Budget is deemed to be varied accordingly.
(g)	An AFE is not required for:
(i)	operational expenditure in an Approved Work Program and Budget;

(ii)	emergency expenditure authorised under clause 8.5(c).
11.6 Ongoing work programs and budgets
(a)	The Operator must provide to the Operating Committee a proposed work program and budget (Work Program and Budget) for the Relevant Period prepared in accordance with the Accounting Procedure by no later than:

(i)	20 Business Days, before the commencement of each quarter (or such other date as the Operating Committee may agree), in respect of the period before FID;
(ii)	15 November in each Year (or such other date as the Operating Committee may agree) in respect of the period after FID,

which must include:
(iii)	details of the program of capital works proposed for the Relevant Period, or for the period of any proposed capital works forming part of the Project;
(iv)	a three year itemised operating budget specifying all estimated operating costs proposed to be incurred by the Operator in respect of the Project, detailed for year 1 of the budget on a monthly basis and for years 2 and 3 on a quarterly basis; and

(v)	where available details of all proposed major contracts and supporting documentation to be entered into during the Relevant Period.
(b)	The Participants acknowledge that parts of the capital works program for the Project will require the approval of multi-year Work Programs and Budgets and those multi-year Work Programs and Budgets once approved by the Operating Committee:
(i)	remain in effect between the Participants through the completion of the work described in those Work Programs and Budgets; and
(ii)	shall be reflected in each annual Work Program and Budget.
(c)	The Operating Committee must meet (as many times as necessary) and discuss the proposed Work Program and Budget for the Relevant Period, and adopt, with or without amendment, an Approved Work Program and Budget for the Relevant Period:
(i)	in respect of the period before FID, no later than 5 Business Days before the commencement of the Relevant Period; and
(ii)	in respect of the period after FID, no later than 15 December.
(d)	The Operator must, subject to complying with clause 11.5, implement the Approved Work Program and Budget.
(e)	The Operator must revise and re-submit any Work Program or Budget in accordance with any directions from the Operating Committee.
(f)	Any Work Program or Budget for the Relevant Period may be revised by the Operating Committee at any time before or during that Financial Year or period.
(g)	If the Operating Committee for any reason fails to approve a Work Program and Budget, prior to the commencement of the Relevant Period to which it relates, the Operating Committee must continue to meet and use all reasonable efforts to reach agreement. In the meantime, the Operator must, subject to any contrary direction of the Operating Committee and receipt of necessary funds, continue to:
(i)	do (or, as appropriate, refrain from doing) whatever is necessary to operate the Project; and

(ii)	perform and discharge all its existing obligations as Operator under this agreement and all relevant Laws; and
all costs and expenses incurred by the Operator in performing and discharging all its existing obligations are Project Costs and each Participant must pay its Participating Interest share of those costs and expenses when called under a Cash Call rendered by the Operator.

(h)	If the Operating Committee fails to adopt a Work Program and Budget within 15 Business Days of the Relevant Period for Project Operations that occur after FID, the Work Program and Budget adopted for the previous Relevant Period (increased by 5% overall) continues to apply until the Operating Committee adopts the replacement Work Program and Budget. For the avoidance of doubt, if the failure to adopt a Work Program & Budget is the result of a Deadlock, then the provisions of clause 20 apply.
(i)	The Operator must not undertake any Project Operations which are not substantially in accordance with an Approved Work Program and Budget except:
(i)	in case of an emergency, the Operator may make such immediate expenditure as the Operator deems necessary for the protection of life or property including the Project Assets, in which case the Operator must promptly notify the Participants of such expenditure; or
(ii)	if the Operator expects there will be a cost overrun in carrying out an Approved Programme which cannot be avoided by Prudent Operator Practices, the Operator may exceed a current Approved Work Program and Budget by not more than 10%; or
(iii)	if otherwise permitted by this agreement or by the Operating Committee.
(j)	The Operator must report to the Participants as soon as reasonably practicable any unbudgeted expenditure incurred by the Operator for whatever reason.
11.7 Project Costs
All Project Costs incurred in accordance with an Approved Work Program and Budget or as permitted by this agreement must be borne and paid by the Participants severally in proportion to their respective Participating Interests.
11.8 Cash Calls
The Operator must submit a Cash Call to each Participant at least 15 Business Days in advance of the month in which the Project Costs to which the Cash Call relates are expected to be incurred. Each Cash Call must show the Operator’s estimate of the money to be spent to perform its duties under the Approved Work Program and Budget during the ensuring month. Each Cash Call will also include an estimate of the funds required for the succeeding two months.
11.9 Billing Statements
(a)	The Operator must submit monthly to each Participant, on or before the 15th day of each month, a statement (Billing Statement) of the costs and expenditures incurred during the previous month showing:
(i)	a summary of costs, credits, and expenditures on a previous month, year-to-date and inception-to-date basis or other periodic basis, as agreed by Participants

(such expenditures shall be grouped by the categories and line items designated in the approved Work Program and Budget submitted by Operator);

(ii)	the current account balance of each Participant, derived by subtracting the costs and expenditures attributable to each Participant on a current month, year-to-date and inception-to-date basis or other periodic basis, as agreed by Participants from the credits and cash attributable to each Participant;
(iii)	a comparison between actual and budgeted costs and expenditures for the previous month; and
(iv)	details of any unusual charges.
(b)	All Billing Statements rendered by the Operator during any Year are presumed conclusively to be true and correct, except and only to the extent a Participant makes written objection thereto within 12 months after the date of such statement specifying the items excepted and the grounds for such exception, and makes claim for adjustment.
11.10 Payment of Cash Calls
(a)	A Participant must pay each Cash Call to the Operator within 14 days of receipt of a Cash Call.

(b)	All payments must be in United States currency and made to a bank account nominated by the Operator.
12. Project accounts, reporting, audit and access
12.1 Reports to Operating Committee
The Operator must provide the Operating Committee with sufficient management and financial information and reports to enable the Operating Committee to supervise the conduct of the Project, including:
(a)	within a timely manner, quarterly management and financial reports comprising:
(i)	an unaudited profit and loss statement;
(ii)	a statement of cash flows;
(iii)	a balance sheet on an unconsolidated and, if appropriate, consolidated basis;
(iv)	projections for the balance of the current Year; and

(v)	comparisons of actual results with projected outcomes contained in the current Approved Work Program and Budget;
(b)	within three months following the end of each Year:
(i)	a profit and loss statement and statement of cash flows for that Year; and
(ii)	a balance sheet as at the end of that Year,
duly audited by the Auditors on an unconsolidated and, if appropriate, consolidated basis; and

(c)	any other report or information that the Operating Committee may reasonably require.
12.2 Accounting records
The Operating Committee must procure that complete and accurate Accounting Records of the Joint Venture showing all receipts and outgoings on account of, and assets comprising, the Project are maintained in accordance with the Accounting Procedures and applicable Law.
12.3 Audit review
The Operating Committee must procure the Auditor to conduct an annual audit and a half year audit review of the management accounts, annual accounts, Accounting Records and other information kept or provided under this clause 12 to ensure they have been prepared in compliance with applicable financial reporting standards and the Companies Act 1997 (PNG).
12.4 Participant access
Each Participant is entitled at its cost to full access during normal business hours to, and to inspect and take copies of, all Accounting Records and Business Records of the Project.
12.5 Audit committee
The Operating Committee may at any time establish and maintain an audit subcommittee of the Operating Committee with appropriate terms of reference and powers.
12.6 Participant information
Each Participant is entitled to obtain any information, or a copy of any agreement, in relation to the Project held by the Operator or by any other Participant.
12.7 Individual Participant recording responsibilities
Each Participant is responsible, in respect of its several interest in the Joint Venture, for all financial and accounting records required by Law or to support its income tax returns or any other reports required of it by any Governmental Agency.
13. Project money
13.1 Receipts
The Operator must credit any money received:
(a)	in the course of the Project;
(b)	as the proceeds of the sale of any Project Asset; and
(c)	on account of a Participant, promptly upon

receipt to the Project Bank Account.
13.2 Disbursements
The Operator must pay or disburse money from the Project Bank Account only in accordance with this agreement (including the Accounting Procedures), any management agreement, any

Approved Work Program and Budget or a written decision of the Operating Committee (including signed minutes of meetings).
13.3 Operation of Project Bank Account
(a)	The Project Bank Account must be operated at any time only by any two Authorised Officers jointly of the Operator or otherwise in accordance with any written decision of the Operating Committee.
(b)	The Operator must not inter-mingle Project Money with its own funds unless with the prior approval of the Operating Committee.
14. Representations
14.1 General representations
(a)	Each Party represents to each other Party that as at the date of this agreement:
(i)	it is a corporation duly incorporated and validly existing under the law of the country or jurisdiction of its incorporation or registration;
(ii)	it has the power to own its assets and perform any business activity as contemplated by this agreement;
(iii)	the execution or performance of this agreement by it does not contravene any provision of:
(A)	its constitution;

(B)	any agreement to which it is a party;

(C)	any Law; or

(D)	any Governmental Consent relating to that Party or its assets; and
(iv)	it has full power, and has procured all necessary consents, to execute and perform this agreement, which has been executed in accordance with its constitution and any applicable law.
(b)	Each Participant represents to each other Participant that at each date on which it makes an Initial Commitment or any further commitment:
(i)	the representations in clause 14.1(a) remain correct;
(ii)	this agreement constitutes valid and enforceable obligations of that Participant in accordance with its terms; and
(iii)	it is not insolvent.
(c)	Each Party acknowledges that it has relied on the representations in clause 14.1(a) in entering into and carrying out the terms of this agreement.

14.2	Disclaimers

Each Party agrees with each other Party that:
(a)	except where expressly specified, it has relied upon its own inquiries in relation to any fact relating to this agreement and not upon any Representation made by or on behalf of any other Party;

(b)	any Representation or other provision which might otherwise be implied by Law into this agreement is excluded to the fullest extent permitted by Law; and

(c)	it releases each other Party from any Liability or legal action which that Party might otherwise have against that other Party resulting from any Representation or other provision which is not expressly set out in this agreement.
15. Project undertakings
15.1	Positive undertakings

Each Party must during the term of this agreement:
(a)	perform any obligation imposed on it by this agreement with all due and proper skill, competence, care and diligence;

(b)	comply with all Laws, Governmental Consents and any applicable industry code of conduct relating to the Project or this agreement;

(c)	engage Agents in connection with the Project that:
(i)	are skilled, competent, careful, diligent and experienced in performing any action required in relation to the Project or this agreement; and

(ii)	are qualified with necessary and appropriate qualifications; and
(d)	procure that any Agent connected with the Project engaged by it exercises proper professional skill, care and due diligence.
15.2	Negative undertakings
(a)	Each Party must not, during the term of this agreement, directly or indirectly, without the prior written consent of each other Party, perform any business activity which would have a material adverse effect on the Project.

(b)	Each Party must not, during or after the term of this agreement, directly or indirectly, without the prior written consent of each other Party:
(i)	use for its own purposes any Intellectual Property (other than its own) developed during or used in connection with the Project;

(ii)	borrow any money, incur any indebtedness or create any other Liability on behalf of any other Party, except as specifically authorised by that other Party;

(iii)	commence or settle any litigation against any third party which could reasonably be expected to have a material impact on the Project;

(iv)	represent or hold out to any person in any manner that it is the agent of any other Party, except as specifically authorised by that other Party; or

(v)	perform any action prohibited by this clause in any manner or by any means either directly or indirectly.
15.3	Use of Project Assets

Unless the Operating Committee otherwise agrees Project Assets may only be used for Project Operations.

15.4	Cross Charge
(a)	For the purpose of better securing:
(i)	the payment of all Cash Calls; and

(ii)	payment to each of the Participants of any amount due and payable to it pursuant to this agreement, each Participant must, upon becoming a Participant under this agreement, execute and deliver to the other Participants a Cross Charge.

(b)	Each Participant creating a Cross Charge must at its cost:
(i)	obtain all Consents in relation to the Cross Charge;

(ii)	duly register or lodge the same for recording in every jurisdiction and registry where registration, lodgement or recording is required or permitted to perfect the Cross Charge;

(iii)	ensure that the Cross Charge is stamped; and

(iv)	do everything necessary in each jurisdiction required to perfect the security created by the Cross Charge.
16. Transfer of a participating interest
16.1	Transfer restriction
(a)	In this clause 16 “Transfer” means to sell, transfer, assign, make a gift of, lease, licence, or part with possession of, declare a trust over, or in any way dispose of or deal with or create an interest in a Participant’s Participating Interest or agree to do any of those things other than by creating a Security Interest; “transfer” has its normal meaning.

(b)	A Participant must not, directly or indirectly, Transfer the whole or any part of its Participating Interest in the Project except in accordance with this clause 16.

(c)	A Participant must not Transfer any part of its Participating Interest unless at the same time it transfers to the same party a proportionate interest in all Licences.

(d)	A Participant must not Transfer any part of its interest in a Licence unless at the same time it transfers to the same party a proportionate interest in its Participating Interest.

16.2	Permitted transfer

A Participant may at any time Transfer the whole or part of its Participating Interest:
(a)	where permitted by this agreement;

(b)	with the prior consent of each other Participant; or

(c)	to an Affiliate of that Participant.
16.3	Compulsory transfer

A Participant must transfer its Participating Interest when required to by this agreement.

16.4	Security interest restriction
(a)	A Participant must not without the prior consent of each other Participant directly or indirectly create any Security Interest over or relating to its Participating Interest, except for a Permitted Security unless:
(i)	the Security Interest is over the whole (but not part) of its Participating Interest;

(ii)	the rights of the holder of the Security Interest and any person claiming through or under any of them (each of whom is a Chargee) must be expressly subject to this agreement, the Cross Charge created by the Participant in accordance with this agreement, and the Deed of Covenant applicable to the Security Interest;

(iii)	the Security Interest must be limited to a floating charge (except that, in respect of the Participating Interest of the Participant in any plant, equipment or real property included in the Project Assets or the Licence, the charge may be fixed), and must be postponed to and rank as a security after the Cross Charge created by the Participant in accordance with this agreement;

(iv)	each person exercising a power of sale or enforcing other rights arising under this agreement or conferred by law or by the document creating the Security Interest must:
(A)	comply with clause 17 of this agreement as if it were a party to this agreement; and

(B)	cause that purchaser to comply with clause 16.5 of this agreement;
(v)	all funds to be made available by the proposed Chargee to the Participant and secured by the Security Interest are, and must be applied, solely for either or both of the following purposes:
(A)	financing the Participant’s Joint Venture activities; or

(B)	purchasing all or any part of its Participating Interest; and
(vi)	before creating the Security Interest the Participant first:
(A)	gives to the other Participants at least 14 days notice of its intention to create a Security Interest giving particulars of its compliance with the whole of this clause; and

(B)	causes all of the proposed Chargees to execute and deliver to the other Participants a Deed of Covenant.
(b)	On receipt of a Deed of Covenant (in a form and content reasonably satisfactory to all the Participants) duly executed by all the proposed Chargees, the Participants must execute and deliver the Deed of Covenant to the Chargees.

(c)	The Participant creating the Security Interest must at its cost obtain all Consents in relation to the Deed of Covenant and duly register or lodge the same for recording in every jurisdiction and registry where registration, lodgement or recording is required or permitted to perfect the Deed of Covenant.
16.5	Future Participant to execute deed of accession

No person not being a party to this agreement may become a Participant, whether following a Transfer of a Participating Interest or otherwise, unless it has first executed and delivered to the Operator a Deed of Accession.

16.6	Indemnity

Each Participant must indemnify all other Participants against any Liability or Loss incurred or suffered by any other Participant resulting from any default by that Participant under this clause 16.
17. Voluntary transfer
17.1	Application

This clause applies to any Participant wishing to transfer a Participating Interest.

17.2	Transfer notice
(a)	A Transferring Participant must give a Transfer Notice to the Operator stating that the Transferring Participant wishes to transfer the whole or part of its Participating Interest.

(b)	A Transfer Notice given under this clause is irrevocable.
17.3	Notice contents

A Transfer Notice must specify details of the proposed transfer including:
(a)	the percentage Participating Interest proposed to be transferred (Transfer Interest);

(b)	the sale price in dollars for each percentage point of the Transfer Interest (Specified Price);

(c)	the name and address of the proposed transferee of the Transfer Interest;

(d)	a representation that a binding agreement is in force with the proposed transferee for an all cash sale subject only to complying with the approval procedures in this agreement; and

(e)	any other provisions of the proposed transfer relevant to the operation of this clause 17.

17.4	Operator agent for sale

Upon receipt of a Transfer Notice the Operator is the agent of the Transferring Participant for the transfer of the Transfer Interest to any Continuing Participant in accordance with this clause.

17.5	Continuing Participant notification

The Operator must within 5 Business Days of receipt of a Transfer Notice:
(a)	notify each Continuing Participant of that Transfer Notice and its contents; and

(b)	issue a Transfer Invitation to each Continuing Participant in respect of the Transfer Interest the subject of the Transfer Notice.
17.6	Transfer procedure

Clause 19 (Pre-emption procedure) applies to a Transfer Invitation issued under this clause.

17.7	Unrestricted transfer
(a)	The Transferring Participant may, within 3 months after the Closing Date, without any restriction (but subject to compliance with clause 16.5) transfer such part of the Transfer Interest the subject of a Transfer Notice which remains unallocated following the application of clause 19.2 and clause 19.3(d).

(b)	The Transferring Participant may transfer a Transfer Interest under this clause to any transferee specified in the Transfer Notice, or with the prior consent of all other Participants, which must not be unreasonably withheld, to any other person.

(c)	The Transferring Participant must not transfer any Transfer Interest under this clause if that transfer would be effected:
(i)	at a Transfer Price less than the Specified Price; or

(ii)	upon terms more favourable to the External Transferee than the terms specified in the Transfer Notice.
(d)	The Transferring Participant must deliver to the Operator and all other Participants a certified copy of the transfer agreement relating to any transfer under this clause at least 10 Business Days before the completion of that transfer.
18. Compulsory transfer
18.1	Compulsory Transfer Event

This clause applies to any transfer of a Participating Interest following the occurrence of a Compulsory Transfer Event.

18.2	Notification

Immediately following receipt of actual notice of a Compulsory Transfer Event the Operator must notify each Participant of that Compulsory Transfer Event and, if the Operator fails to do so, any Participant may give that notice.

18.3	Operator appointed agent for sale

Following a Compulsory Transfer Event the Operator is the agent of the Participant to which that Compulsory Transfer Event relates for the transfer of the Relevant Proportion of that Participant’s Participating Interest to any Continuing Participant in accordance with this clause for a consideration equal to the Valuation Price of that Participating Interest.

18.4	Continuing Participant notification
(a)	The Operator must issue a Transfer Invitation to each Continuing Participant:
(i)	in respect of the period before FID — within 10 Business Days of receipt of actual notice of the occurrence of the Compulsory Transfer Event; and

(ii)	in respect of the period after FID — within 10 Business Days of receipt of the independent expert’s assessment of the Valuation Price of the Participating Interest.
The Transfer Invitation must specify the Transfer Interest available.

(b)	Clause 19 (Pre-emption procedure) applies to a Transfer Invitation issued under this clause.
18.5	Directed transfer
(a)	If insufficient Transfer Offers are received to enable the transfer of the Transfer Interest to Continuing Participants, the Operator may, within 3 months following the Closing Date, by written notice require the Transferring Participant to transfer all or any of its Participating Interest to a nominated transferee, at the amount specified in the Transfer Invitation as the Valuation Price of the Transfer Interest.

(b)	The Transferring Participant must transfer the Transfer Interest specified by the Operator under this clause to any transferee specified by the Operator.

(c)	The Operator must not compel the Transferring Participant to transfer any Transfer Interest under this clause if that transfer would be effected:
(i)	at a Transfer Price less than the Valuation Price specified in the Transfer Invitation; and

(ii)	upon terms more favourable to the External Transferee than the terms specified in the Transfer Invitation to Continuing Participants.
19. Pre-emption procedure
19.1	Invitation terms

The Operator must in any Transfer Invitation specify:
(a)	that the Transfer Price is the sale price for each percentage point of Transfer Interest;

(b)	that the Transfer Interest must be transferred together with all attached rights and free and clear of any Security Interest;

(c)	that each Continuing Participant may make a Transfer Offer for up to that percentage of Transfer Interest available for transfer calculated as nearly as possible by reference to that Continuing Participant’s Participating Interest as a percentage of all Continuing Participant’s Participating Interests (Proportional Entitlement);

(d)	that a Continuing Participant may make a Transfer Offer for any additional percentage of the Transfer Interest exceeding its Proportional Entitlement (Excess Interest);

(e)	that a Continuing Participant may in its Transfer Offer specify a maximum percentage of the Transfer Interest for which that offer is made;

(f)	that a Transfer Offer made by a Continuing Participant is unconditional and irrevocable;

(g)	that a Transfer Offer must be made by written notice to the Operator on or before the date being 20 Business Days after the date the Operator sends the Transfer Invitation (Closing Date); and

(h)	that a Continuing Participant who fails to notify a Transfer Offer by the Closing Date is deemed to have declined to make a Transfer Offer.
19.2	Transfer Interest allocation
(a)	The Operator must initially allocate the Transfer Interest to each Continuing Participant which makes a Transfer Offer pro rata in accordance with their Proportional Entitlements, subject to any specified maximum limit.

(b)	The Operator must allocate any Excess Interest remaining after the initial allocation to each Continuing Participant whose initial allocation is less than the maximum limit specified in its Transfer Offer in accordance with their Proportional Entitlements, subject to that specified maximum limit.

(c)	The Operator must repeat the application of clause 19.2(b), as though any previous allocations were the initial allocation, as many times as necessary to allocate the total amount of all Proportional Entitlements and Excess Interests available.
19.3	Unallocated interest offers
(a)	This clause applies where any Transfer Interest remains unallocated following the application of clause 19.2 (Unallocated Interest).

(b)	The Operator must within 10 Business Days following the Closing Date:
(i)	notify each Continuing Participant of the fact and amount of the Unallocated Interest; and

(ii)	make a Transfer Invitation to each Continuing Participant in relation to the Unallocated Interest.
(c)	The Operator must in the Transfer Invitation for Unallocated Interest specify that:
(i)	a Continuing Participant may make a Transfer Offer by written notice to the Operator on or before the date being 20 Business Days following the date the Operator sends the Transfer Invitation; and

(ii)	the same terms apply to the Transfer Offer as apply under clause 19.1, except where modified by this clause 19.3.
(d)	Clause 19.2 applies to a Transfer Offer received under this clause 19.3, except that the percentage entitlement of any Continuing Participant must include any Transfer Interest allocated under that provision.
19.4	Notification of allocation

The Operator must within 10 Business Days following allocation of a Transfer Interest under this clause 19 give written notice to the Transferring Participant and each Continuing Participant specifying:
(a)	whether any Transfer Interest has been allocated under this clause 19;

(b)	the name of each Continuing Participant allocated any Transfer Interest;

(c)	the Transfer Interest allocated to that Continuing Participant;

(d)	the date and time for completion of the transfer between the Transferring Participant and each Continuing Participant, following consultation with the relevant parties, being not earlier than 10 and not later than 20 Business Days following the sending of the notice by the Operator under this clause 19.4; and

(e)	the venue for completion, being the registered office of, or other convenient venue specified by, the Operator.
19.5	Transfer liability

Each Continuing Participant which has been allocated any Transfer Interest by the Operator must complete a transfer in accordance with the notice given by the Operator under clause 19.4.

19.6	Transfer completion
(a)	Each Continuing Participant liable under this clause must on Completion pay to the Transferring Participant in Clear Funds the Transfer Price for the Transfer Interest being transferred to that Continuing Participant.

(b)	The Transferring Participant must in exchange for payment of the Transfer Price deliver to a Continuing Participant a transfer agreement duly executed by or on behalf of the Transferring Participant appropriate and effective to transfer legal and beneficial title to the relevant Transfer Interest to that Continuing Participant.
20. Deadlock
20.1	Application of clause

This clause 20 applies if a Deadlock occurs.

20.2	Mitsui Put Option and InterOil Call Option

Upon the occurrence of a Deadlock:
(a)	Mitsui has an option to require InterOil to acquire the whole of Mitsui’s Participating Interest; and

(b)	InterOil has an option to acquire the whole of Mitsui’s Participating Interest, in each case at the Valuation Price of such Participating Interest, such options to be exercisable in accordance with clause 20.3.

20.3	Exercise of Options
(a)	The Participant entitled to exercise an option granted under clause 20.2 may do so by serving on the other Participant a Notice of Exercise within 30 Business Days of the occurrence of the Deadlock.

(b)	Upon service of a Notice of Exercise a legally binding agreement will come into existence between Mitsui as seller and InterOil as buyer for the sale and purchase of the whole of Mitsui’s Participating Interest free of any Security Interest for the Valuation Price of that interest (Sale Transaction).

(c)	The Notice of Exercise must specify a date being not less than 15 Business Days and not more than 90 Business Days after the date of receipt of the independent expert’s assessment of the Valuation Price of the Participating Interest as the date on which, subject to clause 20.4, Completion of the Sale Transaction will take place.
20.4	Conditions to Completion
(a)	Completion is conditional upon the parties to the Sale Transaction:
(i)	obtaining the written consent of any other Participant to the Joint Venture to the Sale Transaction; and

(ii)	having the transfer of the Participating Interest approved by the Minister and registered by the Director under the Act.
(b)	The parties to the Sale Transaction will take all steps necessary and reasonably available to them to satisfy the conditions specified in clause 20.4(a), including preparing and having executed transfer documents and related applications to enable the Sale Transaction to be approved by the Minister and registered by the Director under the Act. The parties to the Sale Transaction will lodge those documents with the Minister and the Director and diligently pursue such approval and registration.
20.5	Completion
(a)	Completion will take place within 7 Business Days of the date on which the last of the conditions set out in clause 20.4(a) is satisfied at the offices of Mitsui’s lawyers in Sydney.

(b)	On Completion:
(i)	Mitsui must hand the transfer documents to InterOil;

(ii)	InterOil must pay Mitsui the Valuation Price for the Participating Interest;

(iii)	InterOil must procure that any moneys payable in accordance with the Financing Agreements as a consequence of the sale are paid; and

(iv)	both parties must take all steps and sign all documents necessary to place InterOil in operational control of the assets of the Joint Venture;

following which the Joint Venture terminates.
21. Transfer default
21.1	Attorney appointment and indemnity
(a)	Each Participant irrevocably appoints the Operator and any Authorised Officer of the Operator severally as its attorney (Attorney) for the purposes set out in paragraph (b).

(b)	Each Attorney is authorised to perform on behalf of a Participant, at the cost of that Participant, and whether in the name of that Participant or the Attorney, any action which that Participant is obliged to perform under clauses 17, 18, 19 or 20 of this agreement (Transfer Provisions).

(c)	Each Participant indemnifies and must keep indemnified each Attorney from any Liability resulting from or arising out of any actions taken by that Attorney under the powers conferred by this clause 21.
21.2	Specific action

The Attorney may in the event of any default by any Transferring Participant under any Transfer Provision, without limitation of anything previously specified in this provision:
(a)	receive the proceeds of the Transfer Price for any Transfer Interest from any Transferee Participant on behalf of the Transferring Participant, without liability to derive or pay interest on those proceeds;

(b)	give a valid and effectual receipt to that Transferee Participant for those proceeds on behalf of the Transferring Participant, without any liability of that Transferee Participant for the proper application or accounting for those proceeds; and

(c)	execute any transfer agreement relating to the Transfer Interest on behalf of the Transferring Participant to and in favour of that Transferee Participant.
21.3	Transfer proceeds

The Operator must pay to the Transferring Participant in Clear Funds any proceeds of the Transfer Price actually received by the Operator in exchange for delivery of the transfer agreement under this provision.
22. Confidentiality and Intellectual Property
22.1	Confidentiality obligations

Any Party who receives Confidential Information during the term of, or after termination or expiration of, this agreement (Recipient Party) must keep that Confidential Information confidential and must during the term of this agreement and for 2 years after termination:
(a)	not publish or disclose the Confidential Information to any person except with the prior consent of the Party which disclosed that Confidential Information (Disclosing Party) or as permitted by this agreement;

(b)	not use the Confidential Information for any purpose except where strictly necessary for the performance of its obligations under this agreement; and

(c)	comply with all applicable privacy laws.
22.2	Agency disclosure

The Recipient Party may during the term of this agreement disclose the Confidential Information to:
(a)	an Agent of that Party to the extent reasonably necessary for the purposes of this agreement; and

(b)	with the prior written consent of the Disclosing Party a proposed assignee of a Participant’s Participating Interest and that proposed assignee’s financier.
22.3	Agency compliance

The Recipient Party must procure that any of the parties specified in clause 22.2 who receives Confidential Information is informed of, and complies with, the confidentiality obligations of the Recipient Party under this agreement.

22.4	Permitted exemptions

This provision does not apply to any Confidential Information which:
(a)	after the date of this agreement is in the public domain, except through default under this agreement by the Recipient Party or its Agent;

(b)	can be shown by the Recipient Party to the reasonable satisfaction of the Disclosing Party to have been known by the Recipient Party before disclosure by the Disclosing Party to the Recipient Party;

(c)	subsequently comes lawfully into the possession of the Recipient Party from a third party; or

(d)	subject to compliance with clause 22.5, is required by compulsion of law to be disclosed to a third party.
22.5	Restrictions on disclosure under compulsion of law
(a)	If the Recipient Party or any other party bound or deemed to be bound by this agreement is required by:
(i)	any law or the rules of any stock exchange or securities commission; or

(ii)	any court, tribunal or administrative body,
to disclose any Confidential Information, it must, prior to such disclosure, if able to do so without being in breach of any legal requirement, comply with this clause 24.5.

(b)	The party referred to in clause 22.5(a) must:
(i)	notify the Disclosing Party in writing of the requirement to disclose and the details of the information required to be disclosed; and

(ii)	provide an opportunity for the Disclosing Party to obtain an appropriate protective order preventing disclosure.
(c)	If an appropriate protective order is not, or cannot, be obtained, the party with the obligation under this clause:
(i)	may disclose to the appropriate body that part of the Confidential Information that it is legally obliged to disclose; and

(ii)	must use reasonable efforts to obtain assurances from any party to whom such disclosure is made that the Confidential Information so disclosed will be treated as confidential.
22.6	Remedies

A Recipient Party agrees that monetary damages alone may not be a sufficient remedy for a breach of this provision. In addition to any other legal remedy, a Disclosing Party is entitled to an interim, interlocutory or permanent injunction to prevent default under or compel specific performance of this provision.

22.7	Intellectual Property
(a)	All Intellectual Property rights developed during the course of Project Operations are Project Assets (Joint Venture Intellectual Property). Each Participant and its Affiliates may use Joint Venture Intellectual Property on a non-exclusive world-wide royalty free basis on its other operations provided the confidentiality obligations of this clause 22 are observed.

(b)	The Operating Committee shall make decisions relating to maintaining and licensing Joint Venture Intellectual Property and the costs of so doing are Project Costs.

(c)	A Participant may make available for use in Project Operations proprietary technology on terms to be agreed different to those specified in clause 22.7(a). In that case any inventions, discoveries or improvements which relate to such proprietary technology shall belong to that Participant. Each other Participant has a royalty-free irrevocable licence to use such inventions, discoveries or improvements but only in respect of Project operations.

(d)	Nothing in clause requires a Participant to divulge proprietary technology to any other Participant or to grant a right to any other Participant over any Intellectual Property owned or controlled by that Participant.
23. Publicity
23.1	Promotional restriction

Except:
(a)	as required by law; or

(b)	in compliance with the rules of any stock exchange,

a Party must not issue any promotional material or make any public comment on or in connection with the Project or this agreement without the prior consent of the other Parties and in accordance with any conditions attached to that consent.

23.2	Name restriction

A Party must not use or permit the use of:
(a)	the name of any business under which the Project operates, whether in whole or in an abbreviated form; or

(b)	any trade mark or logo owned by or used by the Project in its business or associated with the Project, except with the prior consent of the Operator and in accordance with any conditions attached to that consent.

23.3	Scope of restriction

This provision applies, without limitation, to any promotion, announcement, presentation, publicity and advertising in any medium for any purpose and survives termination of this agreement.
24. Default
24.1	Default Events

Each of the following events by or in relation to a Participant is a Default Event for the purposes of this agreement:
(a)	the failure by a Participant to pay an amount when due under this agreement;

(b)	the failure by a Participant to perform a material obligation (other than a payment obligation) imposed by this agreement, except for a rectifiable default which is rectified within 20 Business Days following written notice from any other Participant requiring rectification.;

(c)	the material inaccuracy of any representation made or deemed to be made or repeated by that Participant in this agreement, or in any agreement delivered to any other Participant under or in connection with this agreement which in the reasonable opinion of the other Participants has or is likely to have a material adverse impact on the Project;

(d)	an Insolvency Event occurs in respect of a Participant; and

(e)	any material legal action, not being a Disputed Action, being commenced, the continuation of which has or is likely to have a material adverse impact on the Project.
24.2	Consequences of a payment default

If a Participant fails to pay any amount due under this agreement on the due date:
(a)	Interest at the Agreed Rate is payable on all Unpaid Monies not paid on or before the Due Date, from but excluding the Due Date up to and including the date upon which the moneys are paid;

(b)	For so long as the default continues all rights of that Participant under this agreement are suspended; and

(c)	After Unpaid Monies have been outstanding for not less than 20 Business Days clause 18 (compulsory transfer) applies to the Relevant Proportion of the Defaulting Participant’s Participating Interest.
24.3	Remedying Payment default

A payment default must not be treated as having been remedied for the purposes of this agreement until:
(a)	the Defaulting Participant has paid, or caused to be paid, all Unpaid Monies (including all interest and relevant costs and expenses) due to the Operator or the Non-Defaulting Participants (as the case may be); or

(b)	the Relevant Proportion of the Defaulting Participant’s Joint Venture Interest is acquired under clause 18 of this agreement by a Non-Defaulting Participant or a third party.
24.4	Default notice
(a)	At any time while a Default Event (other than a payment default) continues a Non-defaulting Participant may give a Default Notice to a Defaulting Participant.

(b)	A copy of a Default Notice given to a Defaulting Participant must be given to the Operator.
24.5	Default enforcement

Following the receipt of a Default Notice, and for so long as the Default Event continues the rights of the Defaulting Participant under this agreement are suspended.

24.6	Costs

A Defaulting Participant must pay or reimburse all reasonable costs and expenses (including legal costs and expenses on a full indemnity basis) incurred by the Operator or a Non-Defaulting Participant directly attributable to pursuing a Defaulting Participant in respect of or otherwise attempting to remedy a Default Event. All such costs and expenses become Unpaid Monies for the purposes of this agreement.

24.7	Non-defaulting Participant retains rights

A Non-defaulting Participant retains all of its rights under this agreement against a Defaulting Participant in relation to any default by that Defaulting Participant, in addition to any other right provided by law, despite the operation of this clause.
25. Termination
25.1	Termination

This agreement terminates immediately upon the occurrence of:
(a)	the expiry of the notice period referred to in clause 2.3, if notice of termination is given under that clause;

(b)	the Participants failing to approve a FEED Proposal under clause 11.1(c);

(c)	the Participants failing to make a positive FID by the date referred to in clause 11.3(e);

(d)	clause 26.6 applying;

(e)	the Participants transferring the whole of their Participating Interests in the Project and in the Project Assets to the Elk and Antelope Upstream Joint Venture in accordance with their Participating Interests; and

(f)	agreement to that effect by all Participants.
25.2	Termination effect

Termination of this agreement releases each Party from any further performance of any obligation under this agreement but does not:
(a)	affect any provision expressed to operate or have effect after termination; or

(b)	impact prejudicially on the accrued rights or obligations of any Party in relation to any matter occurring before termination.
25.3	Project termination

Following termination of this agreement the Operator must:
(a)	prepare a full and general account of Project Assets and Project Liabilities;

(b)	subject to clause 2.2(b) dispose of on commercial terms and for not less than their written down values all Project Assets, except where the Operating Committee agrees to the distribution of any Project Asset to a Participant at an agreed value;

(c)	pay or make provision for all outstanding Project Liabilities; and

(d)	distribute all residual Project Money to the Participants in accordance with their Participating Interests.
25.4	No FID

If this agreement terminates prior to FID occurring (or if clause 25.1(c) applies), InterOil must pay to Mitsui within 60 Business Days of termination an amount equal to all Cash Calls paid by Mitsui, together with interest calculated from the date of termination in accordance with the relevant provisions of the Financing Agreements until the date of payment. Any payments made in accordance with this clause must be counted for the purpose of determining the residual entitlement of Mitsui in accordance with clause 25.3(d).
26. Force majeure
26.1	Events of Force Majeure
(a)	No Party will be liable to any other for any delay or failure in performance under this agreement if and to the extent such delay or failure is a result of Force Majeure.

(b)	Subject to the provisions of this clause 26, the term Force Majeure means any cause not within the reasonable control of the Party claiming suspension, and which by the exercise of due diligence, such Party has been unable to prevent or overcome, including without limitation (to the extent consistent with the foregoing): acts of God, a Governmental Agency, or a public enemy; changes in general regulatory or political conditions; strikes, lockout, or other industrial disturbances; landowner disputes; wars, blockades or civil disturbances of any kind; epidemics, fires, explosions, arrests and restraints of governments or people; freezing of, breakage or accident to, or the necessity for making repairs or alterations to tanks, machinery or lines of pipe, and unplanned outages of the Plant.

However, Force Majeure will not include any situation caused by:
(i)	changes in economic conditions generally;

(ii)	changes in international, national, regional, state or local wholesale or retail markets (including pricing) for Gas, processed Gas, condensate or related products unless any such change only or disproportionately affects the operations or business of the Plant, relative to other similar facilities in Asia; or

(iii)	increases in the costs of commodities or supplies for the Plant.
(c)	Nothing in this clause 26 will be construed to require a Party to observe a higher standard of conduct than that required of an operator exercising Prudent Operator Practices as a condition to claiming the existence of Force Majeure.
26.2	Limitation on Scope of Force Majeure

Despite clause 26.1 of this agreement, no Force Majeure will relieve, suspend, or otherwise excuse one Party from performing any obligation to indemnify, reimburse, hold harmless or otherwise pay the other Party under this agreement.

26.3	Notice

A Force Majeure event will take effect at the moment such an event or circumstance occurs. Upon the occurrence of a Force Majeure event that prevents, interferes with or delays the performance by a Party, in whole or in part, of any of its obligations under this agreement, the Party affected will give notice thereof to the other Parties describing such event and stating the obligations the performance of which are affected (either in the original or in supplemental notices) and stating, as applicable:
(a)	the estimated period during which performance may be prevented, interfered with or delayed, including, to the extent known or ascertainable, the estimated extent of such reduction in performance; and

(b)	the particulars of the program to be implemented to resume normal performance under this agreement;
Such notices will then be updated at least monthly during the period of such claimed Force Majeure specifying the actions being taken to remedy the circumstances causing such Force Majeure.

26.4	Measures
(a)	In order to resume normal performance of this agreement within the shortest time practicable, the Party affected by the Force Majeure will take all measures which are commercially reasonable under the circumstances taking into account the consequences resulting from such event of Force Majeure.

(b)	Prior to resumption of normal performance the Parties will continue to perform their obligations under this agreement to the extent not excused by such event of Force Majeure.
26.5	Settlement of Industrial Disturbances or landowner disputes

Settlement of strikes, lockouts, or other industrial disturbances or landowner disputes will be entirely within the discretion of the Party experiencing such situations, and nothing in this agreement requires such Party to settle industrial or landowner disputes if it considers, in its sole discretion, such action inadvisable.

26.6	Termination

If an event of Force Majeure continues for a period of 6 months any party may by written notice to all other parties terminate this agreement without liability for breach of contract.
27. Dispute resolution
27.1	Disputes
(a)	This clause applies to any dispute arising between the Parties in relation to:

(i) this agreement or its interpretation;

(ii) a right or obligation of a Party under this agreement; or

(iii) the performance of an action by a Party under or arising out of this agreement, whether prior to or after its termination.

(b)	For the avoidance of doubt a Deadlock is not a dispute to which this clause 27 applies.
27.2	Dispute negotiation
(a)	A Party must not refer a dispute to arbitration or to an independent expert for determination under this agreement unless that party has complied with this clause in respect of that dispute.

(b)	A Party claiming that a dispute has arisen must notify all other Participants specifying the details of the dispute.

(c)	Each Party must refer a dispute to an authorised officer for consideration and use its best efforts to resolve the dispute through negotiation within 20 Business Days following the dispute notification or such longer period agreed between the Participants.

(d)	In the event that the authorised officers of the Parties fail to resolve the dispute within the specified period each Party must refer the dispute to its chief executive officer and must use its best efforts to resolve the dispute by agreement or through an agreed mediation procedure.

(e)	A Party in compliance with this provision may terminate the dispute resolution process by notice to all other Parties at any time after 20 Business Days following reference of the dispute to its chief executive officer.

(f)	A Party is not required to comply with this clause (or to continue to comply) in relation to any dispute where any other Party has not complied with this clause in relation to that dispute.
27.3	Reference to independent expert

If the Parties to a dispute agree that dispute may be referred to an independent expert for a binding determination in accordance with the procedures set out in schedule 4 with any necessary changes.

27.4	Arbitration
(a)	Each Party must submit any dispute which remains unresolved following the negotiation process specified in clause 27.2 and which is not referred to an independent expert under clause 27.3 to arbitration under the Arbitration Rules of the International Chamber of Commerce (ICC Rules) applicable at the time of submission by one arbitrator.

(b)	Arbitration will be conducted in Singapore in English. The law governing the arbitration will be the law of the place of arbitration.

(c)	Each Party is entitled to legal representation at any arbitration.

(d)	To the extent permitted by law, the Parties hereby waive any right to appeal from or challenge any arbitral decision or award, or to oppose enforcement of any such decision or award before a court or any governmental authority, except with respect to the limited grounds for modification or non-enforcement provided by any applicable arbitration statute or treaty.
27.5	Urgent relief

Nothing in this clause prevents a Party from applying for any urgent equitable or other interim relief.

27.6	Continued performance

A Party must continue to perform its obligations under this agreement relating to any issue in dispute, despite and during any dispute negotiation or arbitration being conducted under this clause.
28. Business ethics and other policies to be observed
The Parties acknowledge and agree that in carrying out Project Operations they will observe policies in relation to the following matters as follows:
(a)	Business Ethics

The Parties will implement and observe during Project Operations a business ethics policy which provides for:
(i)	maintaining adequate internal controls;

(ii)	proper recording and reporting of all transactions; and

(iii)	compliance with all applicable Laws.
No Party is authorised to take any action on behalf of another Party which consists of or would result in inadequate or inaccurate recording or reporting of all transactions or the violation of any applicable Law.

(b)	Inducements to influence decisions by officials

No Party may make or authorise any gift, payment, loan or transfer any thing of value to any government official, or to any person on behalf of any government official, to any political party or any person on behalf of or who is an officer or representative of a political party where that Party reasonably suspects that such gift, payment, loan or transfer is likely to influence a government official (whether elected or appointed) in the making of a decision relevant to Project Operations.

(c)	Conflicts of interests

Directors, officers and all employees of a Party and its Affiliates must conduct their affairs so as to avoid any conflict between their personal interests and the interests of a Party in all dealings with suppliers, customers and sub-contractors and all other parties doing business with a Party in relation to the Project.

(d)	Drugs and alcohol

The Operator may implement a policy in relation to Project Operations under which all employees of all parties engaged in the conduct of Project Operations (including subcontractors) are not permitted to:
(i)	possess, use, distribute or sell alcoholic beverages without the approval of the Operator’s senior management;

(ii)	misuse legitimate drugs;

(iii)	possess, use, distribute or sell illicit drugs or other controlled substances; and

(iv)	perform any act or function under the influence of alcohol or other drugs or substances.
Any such policy may permit random testing for a breach of the terms of the policy.

(e)	Foreign Corrupt Practices Act (“FCPA”)
(i)	Each Party subject to the FCPA must comply with its terms.

(ii)	Each Party must comply with any direction from any other Party which is subject to the FCPA to the extent required for that Party to comply with the FCPA.

29. General provisions
29.1	Costs

Each Party must pay its own costs in relation to:
(a)	the negotiation, preparation, execution, performance, amendment or registration of, or any consent given or made; and

(b)	the performance of any action by that Party,
under this agreement, or any agreement or agreement executed or effected under this agreement, unless this agreement provides otherwise.

29.2	GST

If any payment made by one Party to any other Party under or relating to this agreement constitutes consideration for a taxable supply for the purposes of GST or any similar tax, the amount to be paid for the supply will be increased so that the net amount retained by the supplier after payment of that GST is the same as if the supplier was not liable to pay GST in respect of that supply. This provision is subject to any other agreement regarding the payment of GST on specific supplies, and includes payments for supplies relating to the breach or termination of, and indemnities arising from, this agreement.

29.3	Duties

The Participants must promptly within the initial applicable period prescribed by law jointly pay any stamp duty payable in relation to the execution, performance and registration of this agreement, or any agreement or agreement executed or effected under this agreement.

29.4	United States tax election
(a)	Each Party which is subject to the income tax laws of the United States of America in respect of operations under this agreement elects to be excluded from all the provisions of Sub-chapter K, Chapter 1, Subtitle A of the US Internal Revenue Code 1986 as amended.

(b)	Each such Party confirms that the income derived by it under this agreement can be adequately determined without the computation of partnership income.

(c)	No Party which is not subject to United States income tax laws is required to sign any instrument or do any act which might subject it to those laws.
29.5	Assignment

A Party must not transfer any right or liability under this agreement without the prior consent of each other Party, except where this agreement provides otherwise.

29.6	Notices
(a)	Any notice to or by a Party under this agreement must be in writing and signed by the sender or, if a company is the party, an Authorised Officer of the sender.

(b)	Any notice may be served by delivery in person or by post or transmission by facsimile to the address or number of the recipient specified in this clause or most recently notified by the recipient to the sender.

(c)	Any notice is effective for the purposes of this agreement upon delivery to the recipient or production to the sender of a facsimile transmittal confirmation report before 4.00pm local time in the place in or to which the written notice is delivered or sent or otherwise at 9.00am on the next Business Day following delivery or receipt.

(d)	The address for service for each Party is:
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Note: Personal Information Redacted
29.7	Governing law and jurisdiction
(a)	This agreement is governed by and is to be construed under the laws in New South Wales.

(b)	Any legal action in relation to this agreement against any Party or its property may be brought in any court of competent jurisdiction in New South Wales.

(c)	Each Party by execution of this agreement irrevocably, generally and unconditionally submits to the non-exclusive jurisdiction of any court specified in this provision in relation to both itself and its property.
29.8	Amendments

Any amendment to this agreement has no force or effect unless effected by an agreement executed by the Parties.

29.9	Third parties

This agreement confers rights only upon a person expressed to be a party, and not upon any other person.

29.10	Pre-contractual negotiation

This agreement:
(a)	expresses and incorporates the entire agreement between the Parties in relation to its subject-matter, and all the terms of that agreement; and

(b)	supersedes and excludes any prior or collateral negotiation, understanding, communication or agreement by or between the Parties in relation to that subject-matter or any term of that agreement.
29.11	Further assurance

Each Party must execute any agreement and perform any action necessary to give full effect to this agreement, whether before or after performance of this agreement.

29.12	Continuing performance
(a)	The provisions of this agreement do not merge with any action performed or agreement executed by any Party for the purposes of performance of this agreement.

(b)	Any representation in this agreement survives the execution of any agreement for the purposes of, and continues after, performance of this agreement.

(c)	Any indemnity agreed by any Party under this agreement:
(i)	constitutes a liability of that Party separate and independent from any other liability of that Party under this agreement or any other agreement; and

(ii)	survives and continues after performance of this agreement.
29.13	Waivers

A failure by a Party to exercise a right under this agreement does not operate as a waiver and the single or partial exercise of a right by that Party does not preclude any other or further exercise of that or any other right by that Party.

29.14	Remedies

The rights of a Party under this agreement are cumulative and not exclusive of any rights provided by law.

29.15	Severability

Any provision of this agreement which is invalid in any jurisdiction is invalid in that jurisdiction to that extent, without invalidating or affecting the remaining provisions of this agreement or the validity of that provision in any other jurisdiction.

29.16	Counterparts

This agreement may be executed in any number of counterparts, all of which taken together are deemed to constitute one and the same agreement.

30. Definitions and interpretation
30.1	Definitions

In this agreement unless the context requires otherwise:

Accounting Procedures means the procedures set out in attachment 2;

Accounting Records includes:
(a)	sales invoices, receipts, payment orders, cheques, negotiable instruments and vouchers;

(b)	ledgers, journals and other financial and accounting books, records and agreements, including outstanding debtor lists;

(c)	other agreements of prime entry;

(d)	any working papers and other agreements needed to explain the methods by which financial statements are made up and adjustments to be made in preparing financial statements; and

(e)	any financial statements or accounts, including any profit and loss statement, statement of cash flows, balance sheet, supporting notes and declarations and reports by directors or auditors, whether consolidated, unconsolidated, audited, unaudited or management accounts;
Act means the Oil & Gas Act 1998 (PNG);

AFE means an authority for expenditure;

Affiliate means, in relation to a Party, any Company which is a Subsidiary of that Party; any Company of which that Party is a Subsidiary and any other Subsidiary of that Company;

Agent in relation to any person includes any Authorised Officer, agent, director, secretary, officer, manager, solicitor, counsel, financier, professional advisor or attorney of that person;

Agreed Rate means the lower of:
(a)	LIBOR plus 8%; and

(b)	the highest rate permitted by Law;
Approved means approved by the Operating Committee or by all the Participants;

Approved Project Costs means those project costs incurred in respect of the Project up to and including the Effective Date as are approved by all of the Participants as forming part of the Initial Commitments;

Asset means any property;

Attorney has the meaning specified in clause 21.1(a);

Auditors means auditors selected by the Operating Committee;

Authorised Officer means in relation to any company any director or secretary of that company and for the purposes of any agreement includes any director, secretary or other person notified in that capacity by that company in or under any provision of that agreement;
Billing Statement has the meaning specified in clause 11.9;
Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in Papua New Guinea;
Business Records include accounting records, financial statements, financial data, operating statements, trading and financial records, sales and purchasing records, business, property, contractual, employee or other records, statements, books, vouchers, valuations, registers, supplier lists, customer lists, sales literature, market research reports, promotional and marketing brochures and materials, computer programmes, data bases, software and negatives, research and know-how records, results and materials, and other papers or agreements relating to a business whether in machine readable or printed form, including any original and any copy;
Cash Call means a request submitted by the Operator to each Participant for that Participant to advance its share of estimated cash requirements for the succeeding month’s operations whether under this agreement or as a called sum under the Preliminary Works Joint Agreement prior to its amendment;
Change of Control means any direct or indirect change in Control of an entity (whether through merger, sale of shares or other equity interests, or otherwise) through a single transaction or a series of related transactions;
Chargee has the meaning specified in clause 16.4(a)(ii);
Claim includes any claim, demand, right, request, requisition, requirement, direction, action, application, proceeding, allegation or legal action, whether actual, commenced, anticipated, threatened or potential;
Clear Funds in relation to any payment, means payment by bank cheque or in other immediately available funds;
Closing Date has the meaning specified in clause 19.1(g);
Commencement of Plant Operations means the date as notified to the Participants by the Operator of the commencement of commercial operations at the Plant;
Company includes any company, body corporate, corporation, trust, partnership, joint venture, or any other incorporated or unincorporated body, association, society, organisation or entity;
Completion means the finalisation of a transaction by the payment of money and the handing over of transfers and title agreements where appropriate;
Compulsory Transfer Event in relation to any Participant means:
(a)	that a Default Event under clause 24.1(a) has occurred in respect of that Participant and the time period referred to in clause 24.2(c) has expired; or

(b)	that Participant’s Participating Interest has fallen below 5%.
(Default Events with respect to the Operator shall not be attributed to any Participant);

Conditions means the conditions set out in clause 7.3;
Confidential Information means information which at any time is in the knowledge, possession or control of any person, or any subsidiary or agent of that person, relating to the business activities or products of that person, or any subsidiary of that person, including information relating to:
(a)	corporate, business or marketing development and expansion strategy and opportunities;

(b)	corporate or business structure;

(c)	business, financial, taxation and accounting matters, activities, dealings, actions, transactions and information;

(d)	any relationship or arrangement with any agent;

(e)	inventions, discoveries, trade or business secrets, know-how, technology, techniques, processes, methods, operations, information, formulae, ideas, concepts, research or research data, whether or not reduced to material form, drawings, designs, plans, papers, models, and scientific, technical and product information;

(f)	source and object codes;

(g)	business and marketing plans, projections, reports, lists, data, training materials and other agreements and materials;

(h)	customer information, customer lists and customer information proprietary to customers;

(i)	agreements and arrangements with third parties, whether legally enforceable or otherwise; and

(j)	computer software,
but does not include publicly available information provided that such information has become publicly available otherwise than as a result of a breach of clause 22;
Consent means any consent, approval, authorisation, permit, permission, licence, authority, exemption, registration, or filing in relation to any activity for the performance of that activity;
Construction Contract has the meaning set out in clause 3.2(c);
Continuing Participant in relation to a transfer by a Transferring Participant means any Participant other than that Transferring Participant;
Control means the ownership directly or indirectly of more than 50 percent of the voting rights in a legal entity. Controls, Controlled by and other derivatives are to be construed accordingly;
Cost means any cost, charge, expense, disbursement, fee, commission, payment, outgoing, insurance premium payment, levy, tax, stamp duty, impost, fine or penalty, whether legally due or otherwise, incurred at any time, directly or indirectly;
Credit means any present or future loan, advance, credit facility or other financial accommodation;

Cross Charge means a deed of cross charge in substantially the same form as the pro forma deed set out in Attachment 3;
Deadlock means, when there are only 2 Participants and each holds a 50% Participating Interest, that a significant matter relating to the Project (which includes, without limitation, any matter requiring the unanimous approval of the Operating Committee) has equal votes cast in favour and against it at 2 consecutive meetings of the Operating Committee and in consequence the Project is unable to continue in accordance with the Project Implementation Plan;
Deed of Accession means a deed substantially in the form of attachment 1;
Deed of Covenant means a deed of covenant substantially in the form of the pro forma deed of covenant set out in attachment 4;
Default Event means any of the events described in clause 24.1;
Default Notice means written notification by a Non-defaulting Participant to any Defaulting Participant of a Default Event in relation to that Defaulting Participant which specifies:
(a)	the nature of the Default Event by that Defaulting Participant;

(b)	full particulars of the facts of the Default Event; and

(c)	the particular express or implied provision of this agreement in relation to which the Default Event has occurred;
Defaulting Participant means a Participant in respect of which a Default Event has occurred;
Director means the Director appointed under the Act;
Disclosing Party has the meaning specified in clause 22.1(a);
Disputed Action means any legal action that is frivolous or vexatious or wholly disputed in good faith on reasonable and substantial grounds;
Dollar or $ means United States dollars;
Due Date means the date on which a payment to be made under this agreement is due;
Effective Date means the date of the execution of this agreement;
EHS Standards means compliance with those optimal environmental, health and safety standards and practices generally followed by the international distillate and liquid natural gas industry with respect to the operation and maintenance of comparable facilities which, in the exercise of reasonable judgment in light of the facts known or that should reasonably have been known at the time a decision was made, would reasonably have been expected to accomplish the desired result consistent with good business practices, reliability, economy, safety and expedition, and which practices, methods, standards and acts generally conform to operation and maintenance standards recommended by the Plant equipment suppliers and manufacturers and the relevant Services Manual, and appropriately recognize the value of preservation of manufacturers’ warranties, the requirements of Governmental Authorities of competent jurisdiction, applicable laws, permits and the requirements of this agreement;
Elk and Antelope Fields means the petroleum fields know as the Elk and Antelope fields as at the date of this agreement contained in blocks 2750, 2822, 2894 and 2895 of PPL 237 and blocks

2606, 2678, 2679, 2751 and 2823 of PPL 238 or which at any time are the subject of a petroleum retention licence or a petroleum development licence issued under the Act which includes any of these blocks;
Elk and Antelope Upstream Joint Venture means the persons who are for the time being (or at a point in time, at that time) the holders of the PDL over the Elk and Antelope Fields;
Environmental Law means any law for the protection, regulation, management or utilisation of or relating to the physical environment, including:
(a)	land, air, water, atmospheric layers, flora, fauna, organic matter, inorganic matter, living organisms or natural ecosystems; and

(b)	the construction, modification or development of structures or areas by human agency;
Excess Interest is defined in clause 19.1(d);
External Transferee means any person, excluding any Continuing Participant, as transferee under any transfer of a Transfer Interest from any Transferring Participant;
FCPA is defined in clause 28(e);
FEED means Front End Engineering and Design;
FEED Proposal has the meaning set out in clause 11.1(a);
FID has the meaning set out in clause 11.3(a);
Financing Agreements has the meaning set out in clause 3.2(e);
Force Majeure has the meaning specified in clause 26.1(b);
Gas means natural gas as defined in the Act;
Gas Processing Agreement has the meaning set out in clause 3.2(d);
Governmental Agency means the Crown, any government, any governmental ministry or department, or any Crown, governmental, semi-governmental, statutory, parliamentary, administrative, fiscal, public, federal, state, national, municipal, local, judicial or regulatory entity, agency, instrumentality, utility, authority, court, commission, body or tribunal;
Governmental Consent means:
(a)	any consent by or from any Governmental Agency; and

(b)	in relation to any act, matter or thing which would be legally prohibited or restricted in whole or in part if any Governmental Agency intervenes or acts in any manner within a specified period after its lodgment, filing, registration or notification, the expiry of that period without intervention or action;
GST means any tax imposed on the supply of any goods, services, real or personal property or other things or similar tax under any GST law;

GST Law at any present or future time means any GST law as defined in section 195-1 of A New Tax System (Goods and Services Tax) Act 1999, as affected or interpreted by any other applicable legislation of any relevant jurisdiction having a similar effect;
Indemnity means indemnification or reimbursement by any person against or of any loss of any other person immediately upon demand by written notice made to that person at any time by that other person;
Initial Commitments mean the amounts described in clause 7.1(b);
Intellectual Property means any intellectual property including:
(a)	any patent, trade mark, service mark or design;

(b)	any copyright or work of authorship;

(c)	any utility model, eligible layout right or plant variety right;

(d)	any business, trade or commercial name or designation, brand name, logo, symbol, source indication or origin appellation;

(e)	any Confidential Information;

(f)	any other industrial, commercial, agricultural or extractive right derived from intellectual knowledge or activity of any industrial, scientific, literary or artistic nature or description, whether relating to any manufactured or natural product or otherwise;

(g)	any legal action relating to any previous item;

(h)	any licence or other right to use or grant the user, or to become the registered proprietor or user of, any previous item; and

(i)	any agreement of title, letters patent, deed of grant or other agreement relating to any previous item, whether registered or unregistered or recorded or unrecorded, stored or incorporated in any medium of any nature or description;
Insolvency Event means the happening of any of the following events:
(a)	an application is made to a court for an order or an order is made appointing a liquidator, provisional liquidator (or proceedings are commenced or a resolution passed or proposed in a notice of meeting for any of those things);

(b)	proceedings are initiated with a view to obtaining an order for winding up or similar process or an order is made or any effective resolution is passed for winding up;

(c)	except in the context of a solvent reconstruction, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors is entered into, or a reorganisation, moratorium or other administration involving any class of its creditors is proposed;

(d)	a receiver or receiver and manager is appointed to or over or takes possession of all or a substantial part of the assets or undertaking;

(e)	the party is deemed or presumed by law or a court to be insolvent;

(f)	steps are taken to obtain protection or protection is granted from its creditors, under any applicable legislation or an administrator is appointed ; or

(g)	anything analogous or having a substantially similar effect to any of the events specified above happens under the laws of any applicable jurisdiction;
Joint Venture means the venture constituted by the Preliminary Works Joint Venture Agreement the terms of which are amended and restated by this agreement;
Joint Venture Intellectual Property is defined in clause 22.7;
Law includes any Legislation, rule of the general law, including common law, equity and bankruptcy, judicial order, or Governmental Consent;
Legislation includes:
(a)	any statute, enactment, ordinance, code or other legislation;

(b)	any section or provision of that legislation;

(c)	any order, regulation, rule, by-law, proclamation, or statutory instrument made or issued under that legislation; and

(d)	any amendment, modification, consolidation, re-enactment or replacement of, or substitution for, any legislation within any previous meaning at any time;
Liability means:
(a)	in relation to any person, any liability, debt, indebtedness, money, payment, cost, loss, damages, compensation, interest, expenditure, obligation, accountability for profits, liability to make restitution, judgment debt, fine or criminal or civil penalty of, due from, payable by or to be performed by that person at any time, whether contractual, tortuous, legal, equitable, statutory or otherwise and whether present, future, actual, contingent, prospective, ascertained or unascertained or alone, severally, jointly or jointly and severally and whether as principal or vicariously by or through any action performed or omitted by any agent of that person; and

(b)	in relation to any asset, any liability, charge, encumbrance, disqualification or prejudice affecting that asset, whether present or future, actual or contingent;
LIBOR means the relevant Reuters screen rate for 30 day inter-bank deposits in United States dollars published on or on the Business Day closest to the relevant date for which an interest rate is to be determined;
Licence means any tenement, permit or authority which confers a right on the Participants to carry out the Project;
Liquidation includes receivership, debt arrangement, merger, amalgamation, reconstruction, winding up, dissolution, bankruptcy, death or administration under any law relating to individual health or welfare;
Loss includes any loss, liability, damage, destruction, injury, accident, claim, economic loss, consequential loss of profits or cost incurred at any time, and any fact causing or giving rise to any loss within any previous meaning, whether directly or indirectly, actually or potentially;

LTI means Lost Time Incident being an incident relating to health, safety or the environment which results in a loss of production time for the Project;
Minister means the Minister for the time being administering the Act;
Month means calendar month;
Nominated Secondee has the meaning specified in clause 8.9(b)(ii);
Non-defaulting Participant means a Participant other than a Defaulting Participant;
Notice includes any notice, claim, disclosure, notification, request or requisition;
Operating Committee means the committee established under clause 10;
Operator includes any successor Operator appointed under this agreement;
Operator’s Reimbursable Costs and Expenses means those costs and expenses reasonably incurred by the Operator in carrying out the Project prior to the Effective Date which are detailed by the Operator and which are Approved for reimbursement;
Participant means a Party to this document other than the Operator;
Participating Interest in relation to any Participant means all its undivided interest (expressed as a percentage):
(a)	in the benefits arising under this agreement;

(b)	in the rights and Liabilities under this agreement during the Joint Venture;

(c)	in its obligations to comply with this agreement; and

(d)	as tenant in common in and to the Project Assets;
Payment means:
(a)	payment, repayment, prepayment, compulsory prepayment and satisfaction; and

(b)	in relation to any payment within any previous meaning of any liability, the full, complete, due and punctual payment of that liability;
PDL means a Petroleum Development Licence granted under the Act;
Permanent Secondee has the meaning specified in clause 8.9(a);
Permitted Security means:
(a)	any security interest arising in favour of any Governmental Agency by operation of Legislation, where there is no default in payment of any money or performance of any liability due to that Governmental Agency; or

(b)	the Cross Charge referred to in clause 15.4;

(c)	any security interest to secure financing to fund a Participant’s interest in the Project the terms of which have been approved by all other Participants acting reasonably and which is subject to a Deed of Covenant; or
(d)	any possessory lien arising by operation of law in the ordinary course of business, where there is no default in payment of any money or performance of any liability due to the lien creditor;
Person includes any natural person, company or Governmental Agency;
Petroleum Agreement or Gas Agreement means an agreement entered into between the Participants and the State under section 183 or 184 of the Act;
Plant has the meaning set out in clause 3.2;
Preliminary Works Joint Venture Agreement means the CSP Preliminary Works Joint Venture Agreement between InterOil and Mitsui dated 15 April 2010, as amended by the following documents:
(a)	Amendment Agreement dated 21 May 2010 between SPI (208) Limited, Mitsui and the Operator; and
(b)	the CSP Preliminary Works Joint Venture Operating Agreement Accession Deed dated on or about the date of this document between SPI (208) Limited, Mitsui, the Operator and InterOil;
Product means liquid hydrocarbons;
Project is the Project described in clause 3.2;
Project Agreements means the agreements referred to in clause 11.2;
Project Asset means any asset acquired for or on behalf of the Project from Project Money or as a Project Cost and used in or for the purposes of the Project;
Project Bank Account means separately each current or other account created and held, with the prior consent of the Operating Committee, by the Operator with any bank or financial institution for the purposes of the Project, and all those accounts collectively;
Project Budget in relation to any Year or Relevant Period means the budget, including capital expenditure, for the Project approved by the Operating Committee under clause 11 for that Year or period;
Project Cost means any Cost, outgoing, Loss or other Liability incurred in the performance of Project Operations, whether on income or capital account;
Project Implementation Plan has the meaning set out in clause 11.4(a);
Project Money means all money received by the Operator in relation to the Project including the money described in clause 13.1;
Project Operations means all operations carried out by or on behalf of the Operator while conducting the Project under this agreement;
Project Planning Document means:

(a)	the Project Implementation Plan;
(b)	the construction plan and financing plans referred to in clause 11.3(b);
(c)	any Approved Work Program and Budget;
Property includes any money, goods, thing in action, right, land, business undertaking, intangible asset, intellectual property and any other real or personal property of any nature or description, whether present or future, tangible or intangible, vested or contingent;
Proportional Entitlement is defined in clause 19.1(c);
Prudent Operator Practices means compliance with those optimal practices (including safety practices) generally followed by the international distillate and liquid natural gas industry with respect to the operation and maintenance of comparable facilities which, in the exercise of reasonable judgment in light of the facts known or that should reasonably have been known at the time a decision was made, would reasonably have been expected to accomplish the desired result consistent with good business practices, reliability, economy, safety and expedition, and which practices, methods, standards and acts generally conform to operation and maintenance standards recommended by the CSF’s equipment suppliers and manufacturers and the processing services manual, and appropriately recognize the value of preservation of manufacturers’ warranties, the requirements of Governmental Agencies of competent jurisdiction, applicable laws, permits and the requirements of this agreement;
Receiver means receiver or manager or a receiver and manager;
Recipient Party is defined in clause 22.1;
Relevant Period means:
(a)	in respect to the period before FID, the ensuing quarter (and succeeding 3 quarters);
(b)	in respect to the period after FID , the ensuing Year;
Relevant Proportion means:
(a)	if a Default Event has occurred under clause 24.1(a) — that part of the Defaulting Participant’s Participating Interest (rounded up to a whole percentage point) which has a Valuation Price approximately equal to, but not less than, the amount of Unpaid Monies owed by that Participant at the date of the assessment; or
(b)	if a Participant’s Participating Interest has fallen below 5% — the whole of the Participant’s Participating Interest;
Representation includes representation, warranty, undertaking, promise, assurance, assertion, statement, and information, whether written or verbal, and the benefit of any representation within any previous meaning, and includes the representations set out in clause 14.1;
Sale Transaction is defined in clause 20.3(b);
Security Interest includes:
(a)	any mortgage, charge, pledge, lien, trust or power created or conferred in relation to any asset;

(b)	any title retention interest or other proprietary title or legal interest retained or reserved in any asset;
(c)	any other right conferred on, or agreement with, any creditor to be paid in priority or preference to other creditors by recourse to any asset or its proceeds;
(d)	any acknowledgment or confirmation of any liability; or
(e)	any agreement or agreement created to achieve or effect any security interest within any previous meaning, by way of security for the payment or performance of any liability;
Specified Price has the meaning specified in clause 17.3;
State means the Government of Papua New Guinea;
State Interest has the meaning specified in clause 3.4(b);
Subsidiary in relation to:
(a)	a body corporate, means a subsidiary within the meaning of the Corporations Act 2001 (Cth); and

(b)	a trust, means a trust that would be a subsidiary within that meaning if it were a company equating for this purpose:
(i)	shares with the beneficial interests or units held in the trust; and

(ii)	the board of directors with the trustee;
Tax includes any tax, levy, impost, assessment, deduction, charge, rate, stamp duty or compulsory loan or withholding levied, imposed, assessed or collected by or under any legislation or governmental agency, including any income, company, undistributed profits, payroll, sales, goods, services, value added, capital gains, withholding, prescribed payments, land, rating, stamp, transaction, social service and workers compensation tax, stamp duty, charge, contribution, levy and obligation, together with any associated interest, penalty, fine, charge and fee or other amount;
Transfer includes any attempt to achieve, effect, procure or permit any transfer of any asset;
Transfer Interest means the Participating Interest referred to in any Transfer Notice;
Transfer Invitation means an invitation by the Operator to any Continuing Participant to offer to purchase any Transfer Interest under this agreement;
Transfer Notice means notice of a proposed transfer by a Transferring Participant to the Operator and a Continuing Participant under this agreement;
Transfer Offer means an offer by a Continuing Participant to purchase a Transfer Interest from any Transferring Participant under this agreement;
Transfer Price means:

(a)	for a Transfer Invitation issued under clause 17 (Voluntary transfer) — the sale price in dollars for each percentage point of the Transfer Interest as stipulated by the Transferring Participant; or
(b)	except where paragraph (a) applies — the Valuation Price;
Transfer Provisions is defined in clause 21.1(b);
Transferee Participant means:
(a)	a Continuing Participant; or
(b)	an External Transferee;
Transferring Participant means any Participant transferring a Participating Interest under this agreement (whether voluntary or otherwise).
Unanimous Consent means any decision made, voted, resolved or passed at any time with the prior consent of:
(a)	in relation to any decision of the Operating Committee, all members of that committee; or
(b)	in relation to any decision of Participants, all Participants;
Unallocated Interest is defined in clause 19.3(a);
Unpaid Monies means any money due under this agreement which is not paid on the Due Date; Valuation Price means:
(a)	in respect of the period before FID, that proportion of the aggregate of all Cash Calls paid by the transferor Participant equal to the proportion of the Participating Interest to be disposed of;
(b)	in respect of the period after FID, the valuation of the Participating Interest as determined by an independent expert in a binding determination in accordance with Schedule 4;
Waiver in relation to any agreement or agreement, includes any waiver of or consent to departure from any provision of, or grant to any person of any indulgence, forbearance, concession, extension of time for payment or performance of any liability or agreement to restrict or restrain any right of enforcement or legal action or other right under, that agreement or agreement;
Wilful Misconduct means an act or omission by a person intended to result in, or in reckless disregard of, the harmful consequences that person knew, or ought to have known, that act or omission would have on the health, welfare or property of another person;
Work Program and Budget has the meaning specified in clause 11.6;
Writing includes any electronic means of communication or reproduction of words in a tangible and permanently visible form; and
Year in relation to the Project means each period of 12 months commencing on 1 January in any year and ending on 31 December in that year except that the first Year commences on the

Effective Date and ends on the next 31 December and the final Year ends on the date this agreement comes to an end.

30.2	Interpretation

In this agreement unless the context otherwise requires:
(a)	clause and subclause headings are for reference purposes only;

(b)	the singular includes the plural and vice versa;

(c)	words denoting any gender include all genders;

(d)	reference to a person includes any natural person, company or Governmental Agency or any other entity recognised by law and vice versa;

(e)	reference to a company includes any company, body corporate, corporation, trust, partnership, joint venture, or any other incorporated or unincorporated body, association, society, organisation or entity;

(f)	reference to accuracy in relation to any information, fact, agreement or record means that the information, fact, agreement or record is true, accurate, complete and up-to-date in all respects;

(g)	reference to an agreement includes any arrangement, undertaking, understanding or course of dealing, whether formal or informal, whether or not having legal or equitable force, and whether or not in writing;

(h)	reference to judgment includes any judgment, judicial order, decree, declaration, ruling, award or determination of any court or tribunal of competent jurisdiction, Governmental Agency, arbitrator, mediator or expert binding on any person or assets of that person;

(i)	reference to writing includes any means of electronic communication or reproduction of words;

(j)	where a word or phrase is defined its other grammatical forms have a corresponding meaning;

(k)	any reference to a party to this agreement includes its successors and permitted assigns;

(l)	any reference to any agreement or agreement includes that agreement or agreement as amended at any time;

(m)	the use of the word includes or including is not to be taken as limiting the meaning of the words preceding it;

(n)	the expression at any time includes reference to past, present and future time and the performance of any action from time to time;

(o)	an agreement, representation or warranty on the part of two or more persons binds them jointly and severally;

(p)	an agreement, representation or warranty on the part of two or more persons is for the benefit of them jointly and severally;

(q)	reference to an item is a reference to an item in the schedule to this agreement;

(r)	reference to an exhibit, annexure, attachment or schedule is a reference to the corresponding exhibit, annexure, attachment or schedule in this agreement;

(s)	reference to a provision described, prefaced or qualified by the name, heading or caption of a clause, subclause, paragraph, schedule, item, annexure, exhibit or attachment in this agreement means a cross reference to that clause, subclause, paragraph, schedule, item, annexure, exhibit or attachment;

(t)	when a thing is required to be done or money required to be paid under this agreement on a day which is not a Business Day, the thing must be done and the money paid on the immediately preceding Business Day; and

(u)	reference to a statute includes all regulations and amendments to that statute and any statute passed in substitution for that statute or incorporating any of its provisions to the extent that they are incorporated.

Schedule 1 — Project Details
Indicative specifications for Condensate Stripping Facility (CSF) The CSF will be designed to process well fluids oil/water/gas from the Elk/Antelope Field. The CSF will have a designed capacity of wet gas inflow of approximately 400 MMSCFD and located at the Purari River, some 29 km South Southeast of the Elk/Antelope Field.
The CSF will consist of a inlet choke/manifold, inlet separation, Joules Thompson plant (including MEG regeneration system), injection gas compression, condensate stabilization, produced water system, condensate storage and loading, and supporting utilities.
The well stream will be separated into produced water, hydrocarbon liquids and lean gas. The produced water will be treated in the produced water treatment system. Separated gas is cooled via gas/gas exchanger and Joules Thompson during which MEG is injected and some gas is condensate to liquid hydrocarbons. The cold gas, liquid hydrocarbons and MEG are separated with the MEG sent to the MEG regeneration system for re-use. The hydrocarbon liquids are combined with the hydrocarbon liquids from the inlet separation and sent to the condensate stabilization system. Condensate product after stabilization is pumped to the storage tanks at the Purari River storage and shipping facility. Cold gas is re-heated and compressed for re-injection.
The associated infrastructure includes:
•	a gas gathering pipeline system to gather gas from the Elk/Antelope production wells and transport it to the CSF (Production Trunkline); lean gas will be transported back to the injection wells for re-injection (Re-injection Trunkline). Trunklines will have an outside diameter of between 16 to 18 inches with a total length of approximately 32 km;

•	the CSF will be supported initially by 4 production wells and 4 injection wells developed by InterOil. The wells will be connected to the Trunklines by spur lines with an outside diameter of approx 10 to 16 inches with a total length of approximately 1 to 4 kilometres;

•	a condensate storage and shipping facility comprising 2 storage tanks each of 60,000 BBLS, equipment and materials handling areas, camp facilities and a steel finger loading wharf; and

•	such other infrastructure as may be required during construction and operations phase — camp, airfield, roads, etc.
The condensate removed from the gas supplied for processing shall be transported, initially, via shallow water barges to InterOil’s refinery at Napa Napa. The design, procurement, and operation of these barges are outside the scope of the Condensate Stripping Joint Venture Agreement. The boundaries for the physical Condensate Stripping Joint Venture Agreement shall be defined on the FEED technical documents, but generally it shall be the all equipment and facilities and infrastructure both temporary and permanent — downstream of choke valve on the Elk/Antelope production wells (Feed Gas), upstream of the choke valve on the Elk/Antelope injections wells (Processed Gas), and upstream of the outlet flange of the product loading line at its terminus on the loading wharf.

Schedule 2 — Participants
Participating interests at effective date
(Clause 5.2(a))

Participating Interest
Participant	at Effective Date

InterOil	50%

Mitsui	50%

Schedule 3 — Matters Requiring Unanimity
Participants or Operating Committee
(Clause 10.5(c))
Approval of FEED Proposal
FID
The terms of all Project Agreements
Suspension or abandonment of the Project for any reason, including extended Force Majeure
Decision to apply for a material Licence (other than a Licence contemplated by this agreement) or a decision to vary or surrender a material Licence
Sale of any Project Asset exceeding US$50,000 and which is material to the operation of the Project

Execution of an agreement with Affiliates of the Operator or a Participant
Appointment and change of Auditor Approval and change of the Project Implementation Plan
Approval of Operator’s Reimbursable Costs and Expenses

If there are only 2 Participants and each holds a 50% Participating Interest:
(a)	approval of the Work Program and Budget;
(b)	approval of an AFE

Schedule 4 —Independent Expert
(a)	This schedule 4 sets out the process to appoint the independent expert and to determine the Valuation Price of all or part of a Participating Interest to be disposed of following the occurrence of FID.

(b)	The independent expert for the purposes of an assessment must be:
(i)	a qualified chartered accountant; or

(ii)	an investment or merchant banker,

with recent experience in advising on the development or operation of LNG plants and excluding:
(i)	any person who has at any time within 2 years before the date of appointment:
(A)	performed a business activity for any Party;

(B)	been an employee, director, agent, representative or joint venture partner of a Party;

(C)	hold any ownership interest in any of the Parties (or their Affiliates); or

(D)	been a member of the immediate family of any person who would be included in items (A) to (C) above; or
(ii)	any person who by virtue of prior work or writings, or prior or existing relationships, could be viewed as being anything other than completely neutral regarding the determination of the Valuation Price.
(c)	The independent expert must be nominated and appointed by:
(i)	the unanimous consent of the Operating Committee; or

(ii)	in the absence of that unanimous consent, at the request of the Operator or any Participant as soon as practicable by the president of the institute of chartered accountants in the jurisdiction specified in clause 29.7 (a) or the nominee of that person.
(d)	The appointment of the expert shall only take effect after agreement has been reached between the Participants and the independent expert as to the terms of the independent expert’s appointment including the independent expert’s remuneration.

(e)	Any Party agreeing to or requesting the appointment of an independent expert must instruct and use all reasonable efforts to procure the independent expert to complete the assessment as soon as practicable, and in any event within 30 Business Days, following appointment. A person accepting appointment as an independent expert does so on the condition that he or she will complete the assessment required within the time period specified in this paragraph.

(f)	The independent expert must assess the value of any Participating Interest by deciding the fair market value of that interest, calculated:

(i)	by valuing the Project Business as a whole on a going concern basis as at the end of the month immediately before the appointment date of the independent expert;

(ii)	without any discount for the fact that the Participating Interest may be comprised in any minority interest of any Participant; and

(iii)	without any premium for the fact that the Participating Interest may be comprised in any majority or controlling interest of any Participant.
(g)	The Operator must procure that an independent expert has full access to any Business Records, including any working papers, of the Project Business, and any information required by the independent expert necessary for or relevant to the assessment.

(h)	The independent expert may engage any Agent that the independent expert reasonably decides to be necessary or appropriate to assist in making the assessment.

(i)	A Participant, or its Agent, may within 10 Business Days of the independent expert being appointed make submissions to the independent expert in relation to the assessment of the Valuation Price. The Participant must circulate copies to all other Participants which may, within a further 5 Business Days provide written responses to those submissions, copies of which must be sent to each Participant.

(j)	The independent expert may decide the procedure for performance of the assessment, subject to compliance with this provision.

(k)	The independent expert must provide each Participant with a draft assessment and permit each Participant an opportunity to comment on the draft assessment before completion.

(l)	On completion of the assessment, the independent expert must provide each Participant and the Operator with a copy of the written assessment.

(m)	The written assessment, or decision concerning any fact, of an independent expert is conclusive and final and binding on each Party, except where the assessment or decision contains an obvious and material error apparent from its express written terms and where such error has had an obvious and material effect on the assessment.

(n)	An independent expert must act as an expert, and not as an arbitrator, in making any assessment or decision.

(o)	The costs and expenses of an independent expert appointed and acting under this schedule 4 are Project Costs.

Executed as an agreement.
SIGNED for SPI CSP PNG LIMITED by its duly authorised officers in the presence of:

Signature of authorised officer

Signature of witness	Name of authorised officer

Name of witness	Signature of authorised officer

Name of authorised officer

SIGNED for MIT CSP PNG LIMITED under
power of attorney in the presence of:

Signature of witness	Signature of attorney

[***]	[***]
Name of witness	Name of attorney

Note: Personal Information Redacted	2 August 2010
Date of power of attorney

SIGNED for S.P.I. EXPLORATION & PRODUCTION LIMITED by its duly authorised officers in the presence of:

Signature of authorised officer

Signature of witness	Name of authorised officer

Name of witness	Signature of authorised officer

Name of authorised officer

Attachment 1 — Deed of Accession Deed of
Accession
Dated
Parties
1	[insert] of [insert] (Transferor Party);

2	[insert] of [insert] (Transferee Party ); and

3	the Parties specified in schedule 1 (collectively Continuing Parties and each a Continuing Party).
Recitals
A	Each of the Transferor Party and the Continuing Parties are parties to the Joint Venture Operating Agreement.
B	The Transferor Party has transferred, or proposes to transfer, to the Transferee Party, the Participating Interest held by the Transferor Party.
C	The parties wish to effect a novation transfer from the Transferor Party to the Party Transferee of all rights and liabilities of the Transferor Party under the Joint Venture Agreement for the consideration of the mutual promises specified in, and upon and subject to, the provisions of this Deed.
Provisions
This Deed witnesses 1.
Interpretation 1.2
Definitions
In this Deed unless the context otherwise requires:
Continuing Parties means each Continuing Party separately and all those Continuing Parties collectively;
Deed means this document, as amended or replaced from time to time;
Joint Venture Operating Agreement means the condensate stripping plant joint venture agreement dated [insert] between SPI CSP PNG Limited, Mit CSP PNG Limited and S.P.I. Exploration and Production Limited, as amended from time to time;
Substitution Date means [insert date].

1.3	Joint Venture Operating Agreement Definitions

Words and expressions defined in the Joint Venture Operating Agreement have the same meaning when used in this agreement unless the context requires otherwise.

1.4	Rules of interpretation

Rules of interpretation apply to this agreement as specified in this provision, unless the context otherwise requires:
(a)	headings and subheadings are for convenience only and do not affect interpretation;

(b)	words denoting the singular number include the plural, and the converse also applies;

(c)	words denoting any gender include all genders;

(d)	any reference to a party to any agreement or agreement includes its successors and permitted assigns and substitutes by way of assignment or novation;

(e)	any reference to any agreement or agreement includes that agreement or agreement as amended at any time; and

(f)	any reference to a provision is a reference to a clause of, or schedule, annexure, exhibit or attachment to, the transfer or this agreement, including each subclause, paragraph and subparagraph of that provision.
2.	Assignment and assumption

With effect from the Substitution Date:
(a)	the Transferee Party becomes a party to the Joint Venture Operating Agreement in place of the Transferor Party;

(b)	a reference in or application of the Joint Venture Operating Agreement to the Transferor Party is a reference or application to, or in relation to, the Transferee Party;

(c)	the Transferor Party assigns to the Transferee Party all of the rights, remedies, powers, authorities and interests of the Transferor Party under the Joint Venture Operating Agreement and the Transferee Party assumes all of the liabilities, duties and obligations of the Transferor under the Joint Venture Operating Agreement; and

(d)	each of the Continuing Parties acquires corresponding rights against and assumes corresponding duties and obligations towards the Transferor Party under the Joint Venture Operating Agreement.
3.	Transfer of ownership in Project Assets

Without limiting the obligations pursuant to the Joint Venture Operating Agreement, the Transferor Party must do all things necessary to transfer ownership or title to any Project Assets to the Transferee Party as soon as practicable after the Substitution Date.

4.	Contract Release

Each Continuing Party releases and discharges the Transferor Party from any obligation or liability arising under or in connection with the Joint Venture Agreement in relation to the Participating Interest at any time after the Substitution Date.

5.	Continuing obligations

Nothing in this Deed affects any accrued rights or remedies of any party under the Joint Venture Operating Agreement which arise prior to the Substitution Date.

6.	Transferee Information

The Transferee Party agrees with each other party to this agreement that the Transferee Party has received a copy of the Joint Venture Agreement and any other information required by the Transferee Party in connection with this agreement and the Joint Venture.

7.	Representations and warranties by each party

Each party represents and warrants that:
(a)	it is a company duly incorporated and existing under the laws of its place of incorporation;

(b)	it has full legal capacity and power to:
(i)	own its property and to carry on its business; and

(ii)	enter into this document and to carry out the transactions that this document contemplates;
(c)	it has taken all corporate action that is necessary or desirable to authorise its entry into this document and to carry out the transactions that this document contemplates;

(d)	this document constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally), subject to any necessary stamping or registration.
8.	Costs

The Transferee Party must pay the costs and expenses of each party to this agreement in relation to the negotiation, preparation, execution, and performance of this Deed, or any agreement executed or effected under this Deed.

9.	Duties

9.1	Payment

The Transferee Party must promptly within the initial applicable period prescribed by law pay any stamp or other duty payable in relation to the execution, performance and registration of this Deed, or any agreement executed or effected under this Deed.

9.2	Indemnity

The Transferee Party must indemnify each other party to this Deed against any loss, cost, charge or expense incurred by that other party in relation to any duty specified in this provision, whether through breach of or default by the Transferee Party under this provision or otherwise.

10.	Assignment

A Party must not transfer any right or liability under this Deed without the prior consent of each other Party, except where this Deed provides otherwise or in relation to any transfer of any Participating Interest permitted under the Joint Venture Operating Agreement.

11.	Notices

11.1	Form

Any notice to or by a party under this Deed must be in writing and signed by the sender or, if a company party, an authorised officer of the sender, including any director, secretary or person notified in that capacity by that company party, or under the seal of or any power of attorney conferred by the sender.

11.2	Service method

Any notice may be served by delivery in person or by post or transmission by facsimile to the address or number of the recipient and is effective for the purposes of this Deed upon delivery to the recipient or production to the sender of a facsimile transmittal confirmation report.

12.	Governing Law

This Deed is governed by and must be construed under the laws of New South Wales.

13.	General Provision

13.1	Amendments

Any amendment to this Deed has no force or effect unless effected by a deed executed by the parties.

13.2	Third parties

This Deed confers rights only upon a person expressed to be a party and not upon any other person.

13.3	Pre-contractual negotiation

This Deed:
(a)	expresses and incorporates the entire agreement between the parties in relation to its subject-matter, and all the terms of that agreement; and

(b)	supersedes and excludes any prior or collateral negotiation, understanding, communication or agreement by or between the parties in relation to that subject-matter or any term of that agreement.

13.4	Further assurance

Each party must execute any agreement and perform any action necessary to give full effect to this Deed, whether prior or after performance of this agreement.

13.5	Waivers

Any failure or delay by any party to exercise any right under this Deed does not operate as a waiver and the single or partial exercise of any right by that party does not preclude any other or further exercise of that or any other right by that party.

13.6	Remedies

The rights of a party under this Deed are cumulative and not exclusive of any rights provided by law.

13.7	Severability

Any provision of this Deed which is invalid in any jurisdiction is invalid in that jurisdiction to that extent, without invalidating or affecting the remaining provisions of this Deed or the validity of that provision in any other jurisdiction.

13.8	Counterparts

This Deed may be executed in any number of counterparts, all of which taken together are deemed to constitute one and the same document.

Schedule 1 — Continuing Parties
1.	Continuing Parties

[insert]
Schedule 2 — Participating interest
1	Participating Interest

[insert]
2	Date of Transfer Agreement

[insert].
Executed as a deed.
[Insert relevant attestation clauses]

Attachment 2 — Accounting procedures
1.	Foreword

2.	Accounting Records

3.	Cash Advances

4.	Currency

5.	Classification and Allocation of Expenditure

6.	Charges and Credits

7.	Materials, Supplies and Equipment

8.	Statements and Billings

9.	Fixed and Leased Assets Records

10.	Disposal of Joint Property

11.	Recording of Production and Stocks of Products

12.	Audit

1.	FOREWORD

1.1	These Accounting Principles contain the principles and guidelines to be followed in maintaining proper financial and accounting control required under the JVOA.

These Accounting Principles will be construed in accordance with generally accepted accounting practices and statutory requirements in Canada and International Financial Reporting Standards (IFRS) and as provided for in these Accounting Principles, and are consistent with accounting methods, articles and practices, which are sound and usual in the international petroleum industry, as well as applicable statutory obligations in Papua New Guinea, and the JVOA.

These Accounting Principles also contain the charges and credits in order to establish the amounts owing between the Participants under the JVOA. These Accounting Principles may be amended by Supermajority resolution of the Participants. In these Accounting Principles, unless the context otherwise requires:

“Accruals” means the total cost of work done, assets acquired, goods received or services rendered for which payment has not been made.

‘Affirmative Decision’ means a decision by the Operating Committee under clause 10.5(c) of the JVOA.

‘Capital Expenditure’ means the expenditure described in Section 5.2.2(a).

“De-Commissioning Expenditure’ means the expenditure described in Section 5.2.6.

“Exceptional Expenditure” means the expenditure described in Section 5.2.5.

“Non-Current Assets” means those assets described in Section 5.2.2(a).

“Operating Expenditure” means the expenditure described in Section 5.2.4.

‘Participant’ means a Participant to the JVOA.

“Pre-Production Expenditure” means the expenditure described in Section 5.2.3.

“Unit of Property” means a readily identifiable and self contained unit or group of functionally like units of property.

1.2.	References to Sections are to Sections of these Accounting Principles unless otherwise stated.

1.3.	Words and expressions defined in the JVOA and used, but not defined, in these Accounting Principles have the same meaning as in the JVOA.

1.4.	If there is any inconsistency between the terms of the JVOA and these Accounting Principles, the terms of the JVOA will prevail.

2.	ACCOUNTING RECORDS

2.1.	Operator will:
(a)	maintain and keep true and correct records of all production and disposal of hydrocarbons, and all costs and expenditures under the JVOA, as well as other data necessary, or proper, for the settlement of accounts between the Participants in connection with their rights and obligations under the JVOA;

(b)	maintain separate accounts for the Joint Venture in accordance with these Accounting Principles, on a calendar year basis;

(c)	develop accounting procedures, expenditure classifications and reporting formats in accordance with these Accounting Principles;

(d)	make available to any Participant that requests the same, copies of such accounting procedures, expenditure classifications and reporting formats; and

(e)	otherwise comply with all obligations in respect of the financial accounts and records of the Joint Venture pursuant to the JVOA.
2.2.	Each Participant is responsible for its own accounting records required by law to support its taxation returns or otherwise.

2.3.	To enable each Participant to record the information in its own books Operator will provide the Participants with:
(a)	such information as may reasonably be necessary for any law or regulatory procedure to which the Participant may be subject; and

(b)	such information as is reasonably requested to satisfy each Participant’s corporate requirements.
Operator will provide the information at no cost to the requesting Participant, provided that the information is available in accordance with Operator’s usual accounting processes, or the procedures, set out in these Accounting Principles.

Any information requested beyond that and for which Operator incurs in excess of one work day’s effort or equivalent value will be provided at the expense of the requesting Participant, on a cost recovery basis.

2.4.	Nothing contained in these Accounting Principles will be interpreted as:
(a)	relating to the tax accounting of any Participant, or of the Joint Venture; or

(b)	an election by any Participant with respect to any matter under any tax laws, any method of accounting for the purpose of reporting to the Relevant Authority, or any other Government, or for any other purpose.
2.5.	Depreciation and amortization of facilities and other capital assets comprising the Joint Property is not an operating cost for the Joint Account, but is the responsibility of each Participant to calculate with respect to its share of Joint Property.

3.	CASH ADVANCES

3.1.	Operator may make a request for cash advances from the Participants for Joint Operations and will maintain such accounts and records as are necessary to identify cash balances for the Joint Venture. The cash call shall be calculated based on, and accompanied by details of approved expenditures.

3.2.	If Operator has not cash called in advance based on the full amount of the approved expenditure, then Operator will submit in writing to each Participant on the closest Business Day to the 15th day of each month, cash calls for the following month of the amounts expected to be paid during that month and will nominate the due dates for payment and the currencies involved, provided that such due date shall be not less than 15 days after the date of the cash call.

3.3.	If Operator has not issued cash calls to the Participants for a given month, Operator may bill the Participants for their respective share of costs payable by the Participants.

3.4.	Each Participant will pay, on or before the due date, its Participating Interest share of the cash call, or joint interest billing, by electronic funds transfer to the credit of the bank account designated by Operator.

3.5.	In the event that Operator is required to pay any sums of money for Joint Operations which are unforeseen at the time of the cash call, Operator may make a written request to the Participants for special advances covering the Participant’s share of such expenses. Each such Participant shall make its proportional special advances within four Business Days.

3.6.	Operator will keep cash calls to the minimum level considered prudent. Within that governing guideline, Operator will maintain as low a cash balance as is reasonably practicable. Approval for investment of available cash balances with financial institutions which are beyond the secured official money market requires the Participant’s Affirmative Decision.

The Participant’s affirmative approval is required for the establishment of, and variations to, the approved maximum limit to which funds may be invested with individual unofficial financial institutions. The maximum limit, as determined from time to time for each financial institution, will apply to the total of funds lodged with that financial institution.

3.7.	If in Operator’s reasonable opinion a significant excess of cash becomes evident Operator will advise details of the excess to the Participants and may elect to have the excess reimbursed in the currency called, or in any other agreed currency.

4.	CURRENCY

4.1	All accounting records hereunder will be maintained in United States currency.

4.2	All statements submitted to each Participant by Operator will be expressed in United States dollars and, subject to Section 4.2(b), all payments made by, or to, the Participants will be made in United States currency.
(a)	If in any one month Operator needs to purchase a particular foreign currency it will arrange instructions to purchase or cash call that currency.

(b)	If in any one month Operator needs a particular foreign currency which exceeds the equivalent of $5 million it may:

(i)	when submitting the monthly cash forecast specified in Section 3.2 notify the Participants of the amount of foreign currency required;

(ii)	call from each Participant its share of the foreign currency required; and

(iii)	in the long term cash forecast specified in Section 3.2 Operator will, if practicable, identify the individual foreign currencies which in any one month exceed the limit of $5 million.
(a)	Credit will be given in United States dollars to the Participants for any foreign currency provided by the Participants under Section 4.2(b), at the selling rate of exchange quoted by Operator’s financial institution for the day such advances are due in the bank account(s) designated by Operator.
4.3	For the purpose of Section 4.1, disbursements made from currencies acquired pursuant to Section 4.2(b), will be translated to United States dollars at the rate of exchange for selling that non-United States currency, quoted by Operator’s financial institution for the day such disbursements are made.

4.4	Any gain or loss on currency translation or conversion in relation to Joint Operations is for the Joint Account.

5.	CLASSIFICATION AND ALLOCATION OF EXPENDITURE

5.1	Introduction

The classification and allocation of expenditure will be in accordance with procedures developed by Operator to achieve an equitable distribution between the Participants based on their participation in, or liability towards, each Joint Operation.

If it becomes necessary to allocate any costs or expenditures to or between Operations and any other operations, such allocation shall be made on an equitable basis. For information purposes only, Operator shall furnish a description of its allocation procedures pertaining to these costs and expenditures and its rates and other charges, along with each proposed Work Program and Budget. Such allocation basis shall be subject to the audit contemplated in Section 12 of these Accounting Principles.

5.2	Classification

Expenditure will initially be incurred by Operator as either-a direct cost or a shared cost.
A	Direct Costs

Direct Costs are those costs directly attributable to, or solely incurred for, the benefit of the Joint Venture and are accordingly charged to the Joint Venture.

B	Shared Costs

Shared Costs are those costs attributable to, or incurred by Operator for, the benefit of more than one Joint Venture or Entity. Shared costs principally arise from Operator’s general management and administration activities or services. These costs are such that it is not efficient or effective to identify, or associate them with, specific projects, but are for services, which provide Joint Operations with needed and necessary resources and provide a real benefit to Joint Operations. The proportion of these costs charged to the Joint Venture will be calculated on an equitable basis in accordance with Operator’s accounting procedures and be representative of the service provided to the Joint Venture. No charges as a Shared Cost shall be duplicated as a Direct Cost.
Direct and Shared Costs will be charged to the following categories of expenditure:
5.2.1	Capital Expenditure
(a)	Capital Expenditure subject to Section 5.2.4(a) will include all Expenditure incurred on Non Current Assets.

A Non Current Asset is an asset which has an estimated working life of more than one year.

Capital Expenditure will include costs:
(i)	incurred in the relocation of plant including dismantling, transporting and re-assembly;

(ii)	relating to, or associated with, new construction, commissioning or production drilling;

(iii)	of the initial purchase of:
(aa)	circulating assets i.e., assets held with the intention of replacing a similar unit of equipment when that other unit is removed from service for refurbishment; or

(bb)	standby assets i.e., units hooked up and ready for use in the event of a breakdown in a similar unit; or

(cc)	insurance spares i.e., spare parts of significant value not normally readily available in the market, held in readiness in the event of breakdown of an individual asset where the loss of use of that asset would disrupt production, but excluding spare parts used for normal maintenance;
(iv)	incurred on additions or extensions to Units of Property;

(v)	of replacing an existing Unit of Property;

(vi)	of replacing a portion of a Unit of Property with materials which differ substantially in kind, quality or size from the original materials, except where the new materials have been used only because the original materials are:
(aa)	cost prohibitive;

(bb)	no longer acceptable in terms of safety or standard; or

(cc)	no longer available;
(vii)	of replacing or rebuilding a portion of a Unit of Property which substantially improves value, performance or efficiency of the existing asset; and

(viii)	for certain classes of computer software under procedures

developed by Operator and approved from time to time by the Participants.
(b)	Capital Expenditure will be allocated to Units of Property in accordance with administrative procedures developed by Operator.
5.2.2	Pre-Production Expenditure

Pre-Production Expenditure will comprise all those costs of an operating nature, which are incurred before the start of production.

5.2.3	Operating Expenditure

Operating Expenditure comprises all costs incurred in the day to day operations related to the production, treatment, storage, separation, re-injection and loading of hydrocarbons and the upkeep and repair of Non Current Assets, and will include the cost of:
(a)	stand-alone individual items of plant, or equipment, which have a cost of up to $5,000, notwithstanding the provisions of Section 5.2.2, or such other limit agreed by the Participants, and which will be in use during the production phase, except in the following instances:
(i)	where the expenditure relates to, or is associated with, new construction; and

(ii)	where it is an initial purchase and the total numbers exceed ten and total value exceeds $25,000 (or such other limit as is agreed by Affirmative Decision by the Participants);
(b)	replacement of part of a Unit of Property with the same or similar materials, and in the circumstances outlined in the exceptions itemized in Section 5.2.2 (vi);

(c)	demolishing or dismantling an asset for disposal;

(d)	the removal and re-erecting of plant if the total cost of dismantling, transport and re-assembly of an asset is less than $5000 (or such other amount as is agreed by Affirmative Decision by the Participants).
Expenditure which falls within Sections 5.2.4(a), (b), (c) and (d) will not be reflected in the accounting system for Non Current Assets. However, Operator will make provision for identification of the expenditure in such detail as may be required by the Participants for taxation purposes.

5.2.4	Exceptional Expenditure

Exceptional Expenditure will comprise all expenditure in respect of exceptional or non-recurring items such as cost incurred by reason of blow-outs, line breaks, storm damage, catastrophes, wilful damage by third parties, or any other exceptional event as agreed by Participants from time to time.

Exceptional Expenditure will be allocated by treating it as Capital Expenditure or Operating Expenditure depending on how it would have been classified had it not been classified as Exceptional Expenditure,

5.2.5	De-Commissioning Expenditure

De-Commissioning Expenditure will comprise those costs required to remove, make safe or restore a facility or area.

De-Commissioning Expenditure will be allocated to the Participants in accordance with their ownership of or liability towards the facility or area being de-commissioned.
6.	CHARGES AND CREDITS

6.1	Operator will charge the Joint Account with all applicable expenditure incurred and will credit the Joint Account with any credits receivable. The following are the principal types of charges and credits:
(a)	Rentals, Fees and Taxes

The cost of all rentals and fees levied upon or with respect to the JVOA in respect of Joint Property and taxes of every kind and nature assessed or levied by the Relevant Authority or any other Government upon or with respect to the Joint Property or any Joint Operation excepting any taxes levied upon or measured by income of a Participant.

(b)	Employee and Associated Costs
(i)	Salaries, wages, expenses and benefits and related overheads of all Persons employed or used by Operator to the extent that they are engaged exclusively for Joint Operations.

If people are engaged other than exclusively for Joint Operations their salaries, wages and related overheads will be apportioned on an equitable basis in accordance with Operator’s accounting procedures and be representative of the service provided to the Joint Venture

(ii)	Costs of holiday, long service leave, vacation, sickness and disability benefits, emergency evacuation, and other customary allowances, payroll taxes and other taxes applicable to the salaries, wages and benefits referred to in Section 6.1(b)(i).

Costs under this Section 6.1(b)(ii) will be charged on an accrual basis related to the amount of salaries and wages chargeable under Section 6.1(b)(i).

(iii)	Costs of plans for employees’ superannuation, pension, retirement, housing and relocation, redundancy, group life assurance, medical fees, hospitalization, share or option plan, bonus and any other benefit plans applicable to Persons employed or used by Operator and whose labour cost is chargeable to the Joint Account under Sections 6.1(b)(i)-a n d 6. 1 (b)(ii).
(c)	Materials

So far as reasonably practicable and consistent with efficient and economic operations, only such materials will be purchased or transferred as may be required for controlled forward use and Operator will use its best endeavours to avoid the accumulation of surplus stocks.
Materials are described in more detail in Section 7.

Materials which are removed from use will be treated in accordance with the provisions of Section 10.

(d)	Transportation

Transportation of personnel, equipment, materials and supplies, together with any associated import duties and handling charges.

(e)	Services and Facilities
(i)	Outside services

Expenditure with respect to services procured will be charged to the Joint Account at the actual cost of securing the services on an “arms length” basis.

(ii)	Hire of equipment of facilities from Participants, Affiliates or third parties.

Any equipment, computer software or other facilities which are owned or controlled by a Participant or Affiliates may be hired from the Participant or Affiliates on an “arms length” basis and which is competitive with other sources of hire that are available.

(iii)	Use of Joint Property by Participants, their Affiliates or third parties

The user of Joint Property will be charged a rate that takes into account the cost of ownership and operation, including, among other things, the cost of maintenance, repairs, operating expenses, insurance, taxes, depreciation based on replacement values and a reasonable return on investment.

For the purposes of this Section 6, a reasonable return on investment will be deemed to be 20 per cent per annum (or such other agreed rate of return as is agreed by Affirmative Decision by the Participants) of the cost or other agreed value of the Joint Property in question.

Charges for the services and facilities will be based on period of use including the time to transport to the user’s site and the time from termination of its use to its return to a location nominated by Operator.
(f)	Damage to and Loss of Joint Property

All costs and expenses necessary for the replacement or repair of damage or loss incurred to Joint Property by blowouts, explosion, fire, flood, storm, theft, accident, wilful damage by third parties, or any other cause.

Operator will give the Participants:
(i)	a preliminary estimate of the financial consequences of major damage or loss incurred involving expenses in excess of $500,000 within 10 days after it discovers the damage or loss; and

(ii)	a final report as soon as practicable.
(g)	Legal and Litigation Expenses

Costs incurred in dealing with, resolving and paying any claims or demands arising out of Joint Operations or expedient for the protection of Joint Property or hydrocarbons.

(h)	Environmental and Ecological

Costs incurred in the course of Joint Operations as a result of statutory regulations for archaeological and geophysical surveys relative to identification and protection of cultural resources and/or other environmental or ecological surveys as may be required by the Relevant Authority, any other applicable regulatory authority or Good Oil-Field Practice.

Also included is the cost of providing or having available pollution containment and removal equipment plus costs of actual control and cleanup and resulting responsibilities of oil spills as required by applicable laws and regulations.

(i)	Insurance

The cost and recoveries of an insurance program, where Participants have elected to be covered by insurance coverage arranged by Operator.

(j)	Field Office Supervision and Camp Expenses

The cost of establishing, maintaining and operating an office, or offices, and any camps, or housing facilities (including housing facilities for families of employees) and any warehouses, or workshops exclusively used in the conduct of Joint Operations.

If Operator administers facilities other than for the exclusive purpose of Joint Operations, the charges (less any revenue received) will be apportioned on a reasonable and equitable basis to all properties and purposes served.

(k)	Shared Costs and Common Costs

Operator’s Shared Costs and Common Costs are recharged using time-writing, driver-writing or a proportional allocation based on utility.

These shared, or common service costs, are fully funded by Operator until the costs are attributed to the Joint Venture. There is a neutral funding premise in place as cash calls are usually made to reduce the impact of the cost of funding to Operator.

(l)	Other Costs

Any costs, except as otherwise expressly provided, which are necessarily and properly incurred by Operator in the conduct of Joint Operations.

(m)	Other Credits

Any credits, except as otherwise expressly provided receivable by Operator and referable to the Joint Property.

(n)	General Overhead or Residual Costs

To the extent costs have not been recovered on a direct, equitable proportionate bases, time-writing or driver-writing basis, an allocated portion shall be charged as a percentage of applicable JVOA total expenditure.
7.	MATERIALS, SUPPLIES AND EQUIPMENT

7.1	Procurement

7.1.1	Operator will procure all materials, supplies and equipment and will charge or credit the Joint Account for such materials, supplies and equipment in the manner and at the value specified below.
(a)	Materials Purchased for Warehouse Stock for the Joint Operation

Imported and locally purchased materials, supplies and equipment acquired by Operator for warehouse stocks will be charged at cost.

Such cost will include the net invoice price after trade discounts and, if appropriate, insurance costs, handling and transportation costs to warehouse, custom fees, duties and external purchasing, shipping and forwarding service fees, and like expenses chargeable against the goods.

(b)	Materials Purchased and Charged Directly to Joint Operations

Purchases described in Section 7.1.1(a) which do not pass through a warehouse will include the charges set out in Section 7.1.1(a) and handling, transportation and insurance costs and may include costs to the site of installation and use.

(c)	Purchase from Participants or their Affiliates

Any materials, stores, spares which are produced, processed, manufactured or controlled by a Participant or Affiliates may be purchased on an “arms length” basis competitive with other sources of supply that may be available.

(d)	Stocks Acquired from Operator’s Own Warehouse, Participants and/or Affiliates Operator may acquire materials stores and spares from its own warehouse, a Participant or Affiliates under the following conditions:
(i)	New Stocks (Condition A)

New materials stores and spares transferred will be priced at the current equivalent of the costs as defined in Section 7.1.1(c).

(ii)	Used Stocks (Conditions B and C)

Stock which is in sound and serviceable condition and is suitable for re-use without reconditioning will be classed as “Condition B” and priced at 75 per cent of “Condition A” cost. Stock which cannot be classified as “Condition B” but which:

(A)	after reconditioning, will be further serviceable for its original function; or

(B)	is serviceable for its original function but cannot be rated “Condition B” and of which reconditioning would be uneconomical;
will be classified as “Condition C” and priced as 50 per cent of “Condition A” cost.

(iii)	Used Stocks (Value Commensurate with Use)

Stocks which cannot be classified as “Condition B” or “Condition C” will be priced at a value commensurate with use. Material and equipment, including drill pipe, casing and tubing, which is no longer useable for its original purpose but is further useable for some other purpose, will be graded and priced on the basis of fair market price.
(e)	Premium Prices
(i)	Whenever materials are not readily obtainable at the customer supply point on the basis specified in Section 7.1.1 because of national emergencies, strikes or other events over which Operator has no control, Operator may charge the Joint Account for the required materials on the basis of Operator’s direct cost and expense incurred in procuring the materials.

The charge will include the cost of making the materials suitable for use and moving such materials to the location; provided that prior notice is given to the Participants of the proposed charge prior to commitment by Operator.

The Participants, within 5 days after receiving notice from Operator, may agree to furnish in kind or in tonnage at the location, or the nearest railway receiving point or seaport to the location or to Operator’s storage point within a comparable distance, all or part of its share of the materials suitable for use and acceptable to Operator.

(ii)	Transportation costs on any materials furnished by a Participant will borne by the Participant. If, pursuant to this Section 7.1.1(e) a Participant furnished materials in kind, Operator will make the appropriate credits to the account of that Participant.
(f)	Warranty of Materials, Stocks, Stores and Spares

Operator does not warrant beyond the supplier’s and/or manufacturer’s warranty.
7.1.2	Value of Warehouse Stocks

Operator will value Joint Operations warehouse stocks at average cost or first in first out. In the case of warehouse stocks that have subsequently been refurbished and returned to stock, the basis for calculating cost will include the cost incurred in refurbishing the item.

7.1.3	Joint Property purchased from a Participant

A Non Current Asset which is owned by a Participant may be purchased for Joint Operations at fair market value. In determining fair market value, consideration will be given among other things to the age, condition, location and local market value.

7.2	Transfers from Joint Operations Warehouse

7.2.1	Stocks for Purposes other than Joint Venture Activities

During the course of the Joint Operation, providing there will be no adverse impact financially or otherwise on the Joint Operation, Operator may transfer materials, supplies and equipment from Joint Operations warehouse stock for purposes other than that of the Joint Venture.

Proceeds will be credited to the Joint Account and charged to the Person purchasing them on the same basis as outlined in Section 7.1.1(d). However, as a reimbursement of the cost of procurement, warehousing and interest on invested funds, a percentage surcharge which is to be reviewed annually by Operator and reported to the Operating Committee will be added to the price of materials, supplies and equipment transferred.

Unless otherwise agreed, transportation costs of such transfers will be for the account of the purchaser.

7.3	Material Records and Inventory

7.3.1	Operator will maintain appropriately detailed records of material stocks. All warehouse stocks to be classified in accordance with the following definitions:
(a)	High Risk — where insufficient stock may result in lost production or could impair safety/health requirements;

(b)	Medium Risk — where insufficient stock may result in maintenance or administration difficulties;

(c)	Low Risk — where insufficient stocks may result in minor inconvenience; it is possible that an alternative is available.

(d)	No Risk — Where insufficient stocks have no impact on day to day operations or administration.
7.3.2	In accordance with Section 7.3.1, Operator will conduct a physical count of warehouse stocks as follows:
(a)	For items classified as High Risk or Medium Risk, once in each year. This can be performed either by an annual inventory or by a progressive stock count in accordance with a planned schedule that ensures that each line item is physically checked against current records at least once per year.

(b)	For items classified as Low Risk and No risk will be counted on a sample basis using statistical sampling techniques. The sample selection will be made once per year for each warehouse.

(c)	Shortages and surpluses disclosed by such physical inventories will be adjusted to the Joint Account.

7.3.3	Special Inventories
(a)	Special physical inventories may be taken whenever there is any transfer pursuant to Section 7.2. It will be the duty of the transferring Participant to notify the other Participants of the date when the transfer is to take place. In such cases, both the transferor and the transferee will be bound by such inventory. Costs of such special inventories resulting from a transfer will be borne by the selling Participants.

(b)	Special inventories may be taken, at the expense of the requesting Participant, whenever there is any sale or change of a percentage interest in the Joint Venture.
8.	STATEMENTS AND BILLINGS

8.1	Not later than the fifteenth working day after the end of each month, or such other day as is agreed by Affirmative Decision by the Participants, Operator will bill the Participants for their proportionate share of expenditure incurred during the prior month.

8.2	The monthly billings will include a detailed statement of charges and credits to the Joint Account summarized appropriately. Accruals will be included in the total expenditure to reflect total charges incurred by and recorded by Operator in the Joint Venture accounting records.

8.3	The detailed monthly statements will comprise expenditure schedules for each of the main budget classifications and other classifications should they arise.

8.4	Unless fraud is alleged all statements rendered by Operator pertaining to any year will conclusively be presumed to be true and correct after 24 months following the end of any such year, unless within the 24 month period any Participant objects in writing specifying any item in issue, the basis of the objection and makes a claim for adjustment.

No adjustment will be made unless effected within the 24 month period. This Section will not prevent adjustments at any time resulting from physical inventories of Joint Property as provided for in Section 9.

9.	NON CURRENT ASSET AND LEASED ASSETS RECORDS

9.1	Operator will maintain a register detailing all Joint Property included in Fixed Assets accounts and advise the Participants of the analysis of those assets into discrete categories.

9.2	Operator will promptly notify the Participants of any asset which is lost, retired or disposed of in accordance with Section 10. The notification will include details of the original cost of the asset, to enable the Participants to make the necessary accounting entries.

9.3	Operator will conduct a physical inventory of fixed and leased assets on a cyclical basis so that all controllable assets will be verified at intervals of not more than 3 years for those assets whose value is greater than $50,000, and at intervals agreed amongst the Participants from time to time for those assets whose value is less than $50,000 provided that an inventory will be taken periodically to enable adequate control to be exercised over each category.

9.4	A separate register will be established to record leased assets and will distinguish capitalized and operating leases.

10.	DISPOSAL (INCLUDING SALE, TRANSFER, SCRAP OR WRITE-OFF) OF JOINT PROPERTY

10.1	Sale
10.1.1	Operator will not offer major items of Joint Property for sale to third parties without first giving the Participants an opportunity to purchase them.

For the purposes of this Section 10 only, major items of Joint Property are defined as those having an original cost of $250,000 or more.

The net proceeds from the sale of Joint Property will be remitted to each Participant in proportion to its interest in the property.

Sales will be billed directly by Operator to the purchaser.

Any Joint Property should where possible be sold on an “as is, where is “ basis without guarantees or warranties of any kind or nature, however, where this is not practicable any proven claims by any purchaser for defective materials or other cause will be charged back to the Joint Account. Operator will advise the Participants of the original cost of the Joint Property sold for purposes of eliminating such costs from their books.

The disposal of a major item of Joint Property will be made only after approval of the Participants. A Participant will be deemed to have given its approval if it does not respond within 2 weeks from the date of issue by Operator of the proposal to dispose of a major asset having an original cost of between $250,000 and $5 million and 3 weeks in respect of assets having an original cost in excess of $5 million.

10.1.2	Surplus materials charged to the Joint Account may be purchased by any Participant upon completion of the Joint Operation for which the materials were purchased.

Transportation costs will be for the account of the Participant purchasing the materials unless otherwise approved by the Operating Committee. The net proceeds from the disposal will be credited to the Joint Account after receipt by Operator. The price charged will, unless otherwise approved by the Operating Committee, be determined in accordance with Section 7.1.1(d).
10.2	Junk and Obsolete Joint Property

If there is no market for junk or obsolete Joint Property Operator will advise the Participants of the original cost of such Joint Property for purposes of eliminating such costs from their books.

The cost of disposing of such Joint Property, if any, will be charged to each Participant in proportion to its interest. Proceeds will be remitted to each Participant in proportion to its interest.

10.3	Division in Kind

Operator will be under no obligation to purchase any surplus Joint Property. Division of Joint Property in kind, if made between Operator and the Participants, will be in proportion to their interests in such material. Each Participant will be charged individually with the cost of the material received and corresponding credits will be made by Operator to the Joint Account. Operator will advise the Participants of the original cost of such Joint Property distributed in kind.

11.	RECORDING OF PRODUCTION AND STOCKS OF PRODUCTS

11.1	Operator will maintain records and systems to measure volumes of Hydrocarbons produced, treated, pumped into storage and lifted, as are necessary to control, monitor, report to the Participants and comply with the terms and conditions of the JVOA and the Regulations.

11.2	Operator will maintain a continuous record of quantities of products lifted by each Participant sufficient to control the quantities over/under lifted by each Participant in relation to its Entitlement.

11.3	Operator will by use of tank dips, meter readings or other appropriate methods, make regular checks of quantities of liquid products held in storage tanks and compare the results of such checks with book records and will ensure that each storage tank is checked in such a manner at least once per month. Inventory adjustments will be made to the book records for overages and shortages disclosed by such physical checks. Detail of overages and shortages will be advised to the Participants.

12.	AUDIT

12.1	Audit by External Auditors
(a)	The Operator will appoint a firm of accountants, duly qualified under applicable laws (the Auditors), to conduct annual audits of the Joint Account. The Auditors appointed will, unless determined otherwise, be Operator’s statutory auditors.

The extent of such annual audits will be agreed with the Participants following consultation with Operator.

Operator will instruct the Auditors to report on the Joint Venture accounts and a copy of the Auditor’s report will be furnished to each Participant within 4 months after the end of each year.

(b)	For the purpose of each Participant’s annual and interim accounting requirements, Operator will at the request and cost of any Participant arrange for the Auditors to audit the Joint Accounts and report thereon. However, such cost will reflect only that cost of audit work which is considered to be outside the normal scope of audit of the Joint Accounts. The results of such audit will be made known to all the Participants.

(c)	If the JVOA terminates, a final audit report will be submitted to all Participants. The extent of such final audits will be agreed with the Operating Committee following consultation with Operator. A final audit report will be furnished to each Participant within 6 months after the termination.
12.2	General Right to Audit by Participants
(a)	Subject to Section 12.3 a Participant may audit the accounts and records of the Joint Account for each year (including the billing statements and billing schedules)

and obtain necessary information for such purposes before the end of the 24th month following the end of the year.

(b)	A Participant must give at least three month’s notice to Operator of intention to conduct an audit.

(c)	The right of audit includes the right of access at all reasonable times during normal business hours to all accounts and records, pertaining to the Joint Account, maintained by Operator, its Affiliates and contractors.
12.3	Exceptions to General Right to Audit by the Participants
(a)	Audits of accounts and records pertaining to the Joint Account which:
(i)	include information generally accepted as proprietary and confidential;

(ii)	are maintained by an Affiliate of Operator (other than an Affiliate which is conducting a substantial part of Joint Operations on behalf of Operator);

(iii)	relate to charges made under Section 6.1(b); or

(iv)	relate to multi-field or multi-operator contracts and which contain information which Operator considers to be commercially sensitive (including, for example, itemized rates, prices, price structures and incentives), must be conducted by Operator’s statutory auditors, provided they accept the appointment.

If Operator’s statutory auditors will not accept the appointment, the audit must be conducted by an external auditor of national standing, to be appointed by Affirmative Decision by the Participants.

(b)	The terms of reference for audits under this Section 12.3 will be agreed between the Participants, but will include those referred to in Section 12.5.
12.4	Co-operation Between Participants

The Participants must use every reasonable effort to conduct audits jointly in a manner which will result in a minimum of inconvenience to Operator.

Operator must make every reasonable effort to cooperate with the Participants and, if required with its statutory auditors or the external auditor, Operator will provide reasonable facilities and assistance.

12.5	Annual Audit

Operator will arrange an annual audit of the accounts and records, referred to in Section 12.3. The Auditors will be asked to certify that the costs described in Section 6 have been correctly charged to the Joint Account and in accordance with Operator’s standard accounting policies and practices. The cost of this audit will be charged to the Joint Account.

12.6	Audits of Affiliates

In negotiating the terms of contracts with an Affiliate of Operator, or of any Participant, Operator will endeavor to achieve a basis for payment which either eliminates, or reduces, as far as is practicable and economical the need for verification by audit of the basis of invoicing.

12.7	Audits of Contractors

In respect of contracts entered into by Operator on behalf of the Participants, Operator must use reasonable endeavors’ to obtain audit rights for all Participants in all contracts of a cost plus nature, and for any other contracts where Operator obtains audit rights. Any audits of contractors by a Participant must be carried out jointly with Operator.

12.8	Audit of Non Current Assets and Materials

A Participant will have the right to observe the annual physical count or the progressive stock count of warehouse stocks and the physical verification of fixed and leased assets and will be given forty five days notice of such annual stock count or such advice of the progressive stock count program that will enable the Participant to arrange attendance.

12.9	Reporting
(a)	At the conclusion of each audit, the Participants must endeavor to agree upon any outstanding matters and obtain a written report from the auditors within three months of the conclusion of the audit. The report must include all claims arising from the audit, together with comments pertinent to the operation of the accounts and records.

(b)	Operator must reply to the report in writing promptly and in any event not later than three months after receipt of the report.

If the Participants consider that the report or reply requires further investigation of any item, they may conduct further investigation in relation to such matter even though the period of twenty four months, referred to in Section 12.2 may have expired, but the investigation must be started within one month and be concluded within two months of the receipt of the report or reply, unless mutually agreed otherwise by all Participants (such agreement is not to be unreasonably withheld).
12.10	Willful Misconduct or Fraud

If the Participants have reasonable grounds to believe that there has been Willful Misconduct or fraud by Operator, the Participants may conduct a further audit in respect of that misconduct or fraud, even if the misconduct or fraud occurred before the period of 24 months referred to in Section 12.2.

12.11	Adjustments

If any Participant believes that, as a result of any audit, an adjustment to the Joint Account is required then Operator will make such adjustment promptly and advise all the Participants. If the Participants fail to so unanimously agree, the matter must be referred to the Operating Committee for a resolution by Affirmative Decision.

12.12	Costs

Costs incurred by the Participants in connection with carrying out any audit under this Section 12 (other than the annual audit referred to in Section 12.5) may not be charged to the Joint Account. Costs of Operator in connection with any audit are for the Joint Account.

12.13	Audits by the Papua New Guinea Government

Nothing in this Section 12 shall replace, prejudice or interfere with the audit rights of the Papua New Guinea Government under the JVOA.

93

Attachment 3 – Deed of Cross Charge
Deed of Cross Charge
Condensate Stripping Plant Joint Venture
SPI CSP PNG Limited Mit CSP PNG
Limited S.P.I. Exploration & Production
Limited
Gadens Lawyers
Deed of Cross Charge
T      +61 9931 4999
F      +61 9931 4888
Ref   GDA

Contents

1.	Defined meanings	93

2.	Charge	93

3.	Nature of charge	95

4.	Enforcement	97

5.	Application of moneys received	100

6.	Protection of third parties	101

7.	Assignment	102

8.	Liability for loss and indemnity	103

9.	Warranties and further assurance	103

10.	Moratorium legislation	104

11.	Notice not normally required	104

12.	General provisions	105

13.	Definitions and interpretation	106

Deed of Cross Charge
Dated
Parties
1.	SPI CSP PNG Limited of PO Box 1971 Port Moresby Papua New Guinea (InterOil).

2.	Mit CSP PNG Limited of PO Box 850, Port Moresby, Papua New Guinea (Mitsui).
(Each of InterOil and Mitsui are referred to as a Joint Venturer, and collectively referred to as Joint Venturers).
3.	S.P.I. Exploration & Production Limited of PO Box 1971 Port Moresby Papua New Guinea (Operator).
Recitals
A.	The Parties to this document are also parties to the Joint Venture Operating Agreement (JVOA).

B.	The Operator is the Operator of the Joint Venture established by the JVOA.

C.	The Joint Venturers have agreed to enter into this document to secure performance of their obligations to each other under the JVOA.
Operative provisions
1. Defined meanings
The definitions and interpretation clause at the back of this document sets out and explains the defined terms used in this document and the rules of interpretation that apply.
2. Charge
2.1	Defaulter must pay the Indebtedness
(a)	Each Joint Venturer agrees to pay its Indebtedness in accordance with the terms of any agreement in writing to do so.
2.2	Grant of charge
(a)	Each Joint Venturer charges to each other Joint Venturer and the Operator jointly and severally all its right, title and interest both present and future in, to, under or derived from the Charged Property to secure its obligations to pay all Indebtedness.

(b)	To the extent that any law requires that something must be done (such as obtaining consent) before a Joint Venturer may validly charge any of its

Charged Property, the charge granted under this clause only takes effect in relation to that Charged Property when the thing required is done. That Joint Venturer agrees to do everything necessary to ensure that the thing is done.
2.3	Variations and Replacements
(a)	For the purposes of this document only, each Joint Venturer acknowledges that the Joint Venture Operating Agreement may be varied or replaced from time to time.

(b)	Each Joint Venturer confirms that the Indebtedness includes relevant amounts under the Joint Venture Operating Agreement or this document as varied or replaced and that this applies regardless of:
(i)	how the Joint Venture Operating Agreement or this document is varied or replaced; or

(ii)	the reasons for the variation or replacement; and

(iii)	whether the Indebtedness decreases or increases or the Joint Venture Operating Agreement or this document is otherwise more onerous as a result of the variation or replacement.
2.4	Registration

Each Joint Venturer must:
(a)	cause this document to be registered or recorded under the Companies Act of Papua New Guinea within the time required by that Act;

(b)	if required by all Joint Venturers, prepare and execute such land mortgages as may be registrable on the same terms as this document against land forming part of the Project Assets, and cause such land mortgages to be registered or recorded under the applicable land registration legislation;

(c)	do everything necessary to ensure that each Charge has the priority specified in clause 3.1; and

(d)	file or record such other notice or documents in such jurisdictions as may be required by Law to perfect the security constituted by this document.
2.5	Ministerial Approval; Registration of Document
(a)	This document is subject to the approval of the Minister and registration under the Act to the extent that any legal or equitable interest in, or affecting licences or any future licence under the Act is or may be created, assigned, affected or dealt with, whether directly or indirectly, the failure of which to obtain would render this document void or unenforceable.

(b)	When a Joint Venturer obtains an interest of the kind referred to in paragraph (a), the Operator must lodge an application for approval and registration of this document under section 100 of the Act in respect of the licences issued under that Act and notify the other parties when the application has been made and keep them informed as to the approval process and do all things reasonably necessary to ensure that the condition is satisfied.

3. Nature of charge
3.1	Priority

Each Charge takes priority over all other Encumbrances, except any Permitted Security.

3.2	Operation of Charge

Subject to any Permitted Security, each Charge operates:
(a)	as a first fixed charge as regards all the right, title and interest (legal and equitable) both present and future of the relevant Joint Venturer in, to, under or derived from the Licences; and

(b)	except upon crystallisation, as a first floating charge only as regards all other Charged Property.
3.3	Dealing with Charged Property
(a)	Each Joint Venturer warrants to and covenants with each other Joint Venturer that:
(i)	at the time of creation of the Charge there subsists no Encumbrance affecting any of the Charged Property; and

(ii)	it will not create or allow to exist any Encumbrance, other than any Permitted Security, over its Participating Interest or any of its other Charged Property ranking in priority to, equally with or after this security, except as permitted by the JVOA.
(b)	Except as permitted under the JVOA and this document, a Joint Venturer must not assign or otherwise deal with Charged Property the subject of a fixed charge.

(c)	Except as prohibited by the JVOA, each Joint Venturer may assign or otherwise deal with Charged Property subject to the floating charge in the ordinary course of carrying on business as the Joint Venture.
3.4	Subsequent Encumbrances

Each Joint Venturer covenants with each other Joint Venturer that any other Encumbrance given, entered into or incurred by it over the whole or any part of the Charged Property, whether fixed or floating, other than any Permitted Security, will acknowledge and provide for the priority of and be subject to the Charges.

3.5	Continuing security

Each Charge is a continuing security notwithstanding any settlement of account, intervening payment or any other matter or thing whatsoever and remains in full force until a final discharge has been executed by all Joint Venturers.

3.6	Crystallisation

A floating charge created by this document automatically and immediately crystallises and operates as a fixed charge without the necessity for any act of or notice by any Enforcer:

(a)	in respect of all of a Joint Venturer’s Charged Property:
(i)	if the relevant Charge or other Encumbrance or Security Interest is enforced against that Joint Venturer or crystallises over any part of the Joint Venturer’s Charged Property in any way; or

(ii)	if a Security Interest (other than a Permitted Security) is created or allowed to exist over any part of the Charged Property or any part of the Charged Property is disposed of or dealt with or possession in any interest in the Charged Property is parted with in breach of this document;
(b)	in respect of any asset forming part of the Charged Property if a Joint Venturer in breach of this document or any Charged Document:
(i)	creates any Encumbrance over that asset; or

(ii)	leases or otherwise disposes of or creates or allows any interest in or parts with possession of that asset; or

(iii)	agrees or attempts to do so or takes any step towards doing so;
(c)	in respect of any asset forming part of the Charged Property and held pursuant to any other Encumbrance, on that other Encumbrance being fixed upon that asset or upon any step being taken to levy or enforce any distress, attachment or other execution upon or against that asset or to enforce any Encumbrance in respect of that asset; or

(d)	in respect of any asset forming part of the Charged Property of a Joint Venturer in respect of which a government or government agency may in any way rank in respect of taxes ahead of the relevant Charge, upon that Joint Venturer failing to pay any such taxes when due.
3.7	Account
(a)	If a floating charge crystallises under this document in respect of any Proceeds, then the relevant Joint Venturer must ensure that any Proceeds derived from the enforcement of the Charge are paid into an account nominated by the Operator within 24 hours or, failing nomination by the Operator, into an account specified by all the Non-Defaulters.

(b)	Failure by the Operator or any Joint Venturer to require the relevant Joint Venturer to comply with this clause will not constitute a waiver.

(c)	If for any reason the Operator or all the other Joint Venturers waive or are deemed to have waived the requirements of this clause, the charge created by this document will still operate as a fixed charge in respect of the relevant debt or other asset under which the relevant Proceeds are payable or receivable.
3.8	De-crystallisation

If an Enforcer or Enforcement Administrator notifies the Operator and the other Joint Venturers that an item of Charged Property which is subject to a fixed charge under this document is released from the fixed charge:
(a)	that item of Charged Property is released from the fixed charge, but remains subject to a floating charge;

(b)	the Joint Venturers and the Operator may deal with that item of Charged Property as if it had always been charged by way of floating charge under this document;

(c)	a person dealing with the Joint Venturers or the Operator in relation to that item of Charged Property may rely on an authenticated copy of the notice from the Enforcer or Enforcement Administrator as conclusive evidence that, as at the date specified in the further notice, such item of Charged Property is charged by way of floating charge; and

(d)	that item of Charged Property remains liable to being re-crystallised as a fixed charge by further operation of this document, unless all the Non-Defaulters otherwise agree.
3.9	Preference

If a claim that any payment, transaction, conveyance or transfer during the currency of a Charge affecting or relating in any way to the Indebtedness is void or voidable under any law relating to bankruptcy or winding up or the protection of creditors is upheld, conceded or comprised (Preference):
(a)	the Non-Defaulters will forthwith become entitled against the Defaulter to all rights in respect of the Indebtedness and the Charged Property as they would have had if the Preference had not been made; and

(b)	the Defaulter must forthwith take all such steps and sign all such documents as may be necessary or convenient to restore to each Non-Defaulter any security held by it immediately prior to such Preference.
3.10	Maximum Prospective Liability
(a)	For the purposes of section 231 and schedule 15 of the Companies Act 1997 of Papua New Guinea, or any corresponding provision of any other relevant legislation, the prospective liability of each Joint Venturer secured by this document will not exceed the amount of USD 825,000,000 (and so that, for all other purposes, the present and prospective liabilities secured by each Charge is unlimited).

(b)	The prospective liabilities secured by this Charge are the obligations of a Joint Venturer to pay all Indebtedness.
4. Enforcement
4.1	Enforcement by Non-Defaulter

Without limiting the remedies available to any Joint Venturer under any Charged Document or otherwise, if a Joint Venturer goes into and continues to be in Default for a period of 20 Business Days, each Non-Defaulter may:
(a)	exercise each and every Power provided in this document to enforce the Charge granted by the Defaulter and use and apply any moneys realised from the exercise of any such power or remedy as provided in this document; or

(b)	subject to this document, request and authorise the Operator in writing to enforce the Non-Defaulter’s rights under this document on behalf of the Non-Defaulter.

4.2	Enforcement by Operator
(a)	Without prejudice to its ability to take action itself to enforce the Charge, each of the Joint Venturers irrevocably appoints the Operator, for so long as the Operator or a Related Body Corporate of the Operator is not a Defaulter as its attorney to take action to enforce the Charge.

(b)	If, on close of business on the day after a Joint Venturer becomes a Defaulter and it continues to be a Defaulter for a period of 20 Business Days, the Operator:
(i)	unless the Operator or a Related Body Corporate of the Operator is a Defaulter may take action in its own name to enforce the Charge and exercise all or any of the Powers in respect of all Indebtedness owing by such Defaulter; and

(ii)	must take such action if requested to do so by any Non-Defaulter subject to the rights of the other Joint Venturers under this document.
(c)	The Operator must not take any action in respect of any Indebtedness (other than Indebtedness owing to the Operator) if directed in writing to refrain from taking such action by all the Non-Defaulters.

(d)	If the Operator is a Defaulter for a period of 20 Business Days, the Joint Venturers irrevocably agree that the appointment of the Operator as attorney to take action to enforce the Charge is revoked and the Powers of the Operator under this document lapse.

(e)	If the Operator has not acted within 5 Business Days after a request from a Non-Defaulter to enforce this Charge against a Defaulter, any Non-Defaulter, so long as it is a Non-Defaulter, may enforce the rights of the Operator under this document, without the necessity for the concurrence of the other Joint Venturers, which enforcement the Operator irrevocably authorises.
4.3	Enforcement Administrator
(a)	The Enforcer may at any time after its entitlement to enforce arises:
(i)	appoint any person or two or more persons jointly and/or severally to be an Enforcement Administrator of all or any of the Charged Property of the Defaulter;

(ii)	remove any Enforcement Administrator and in the case of the removal, retirement or death of any Enforcement Administrator may appoint another in his place; and

(iii)	fix the remuneration of any Enforcement Administrator.
(b)	An Enforcement Administrator appointed under this clause is deemed to be the agent of the Defaulter which is solely responsible for his or her acts and defaults and for his or her remuneration.

(c)	Save as aforesaid neither the Non-Defaulter nor the Operator is under any liability to the Enforcement Administrator for Enforcement Expenses or otherwise.

4.4	Powers
(a)	Subject always to the JVOA and to any restriction in the terms of their appointment, and in addition to any powers granted by Law, every Enforcer or Enforcement Administrator has power without the need for any consent on the part of a Defaulter to do anything in respect of the relevant Charged Property which that Defaulter could do, including (without limitation, unless the terms of appointment restrict an Enforcement Administrator’s powers):
(i)	improve the Charged Property;

(ii)	sell, transfer or otherwise dispose of the Charged Property or any interest in it;

(iii)	lease or licence the Charged Property or any interest in it, or deal with any existing lease or licence (including allowing a surrender or variation);

(iv)	take or give up possession of the Charged Property as often as it chooses;

(v)	sever, remove and sell fixtures attached to the Charged Property;

(vi)	do anything else the Law allows an owner or a Receiver of the Charged Property to do.
Each of the above paragraphs must be construed independently. No one paragraph limits the generality of any other paragraph.

(b)	All provisions of any Law are deemed to be negated or varied in so far as they are inconsistent with the terms and provisions expressed in this document.

(c)	Any dealing under any such power may be on such terms and conditions as the Enforcer or Enforcement Administrator thinks fit.
4.5	Sale of Charged Property
(a)	Subject always to the JVOA, the Enforcer or Enforcement Administrator may sell or concur in selling any of the Charged Property in accordance with the following provisions of this clause.

(b)	The Enforcer or Enforcement Administrator may sell or concur in selling any of the Charged Property such sale to be made:
(i)	either by public auction or private treaty or by tender for cash or on credit;

(ii)	in one lot or in parcels;

(iii)	either with or without special conditions or stipulations as to title or time or mode of payment of purchase money or otherwise;

(iv)	with power to allow the whole or any part of the purchase money to be deferred (whether with or without security);

(v)	whether or not in conjunction with the sale of any property by any person; and

(vi)	upon such other terms and conditions as the Enforcer or Enforcement Administrator may consider expedient.
(c)	The Defaulter shall execute all such assurances, documents and instruments and do all such acts and things whatsoever as may be necessary to vest the relevant Charged Property in the purchasers.
4.6	Receiver appointed after commencement of winding up

The power to appoint an Enforcement Administrator under this clause may be exercised notwithstanding that at the time when such an appointment is made an order has been made or a resolution passed for the winding up of, or the appointment of an administrator to, the Defaulter, in which case the Enforcer or Enforcement Administrator may not be able to act as the agent of the Defaulter.

4.7	Withdrawal

The Enforcer or Enforcement Administrator may at any time give up possession of the Defaulter’s Charged Property and may at any time withdraw from any receivership or administration under this document.
5. Application of moneys received
5.1	Sale Proceeds
(a)	Any amount recovered by a Joint Venturer or the Operator as a result of enforcing a Charge must be held in trust by the Enforcer or Enforcement Administrator for the benefit of all the Joint Venturers (other than the Defaulter) in proportion to their Participating Interest shares to be applied in the Prescribed Order.

(b)	Each Joint Venturer irrevocably agrees that, if it becomes a Defaulter for a period of 20 Business Days and all or part of its Participating Interest share of Charged Property is sold in accordance with this document, it must apply the net Proceeds from its Participating Interest share of Charged Property in the Prescribed Order and each of the Non-Defaulters and the Operator agrees to take all steps within its power to achieve this result.
5.2	Prescribed Order

Subject to the Permitted Chargee’s Deed of Covenant, the order in which all moneys received by an Enforcer or an Enforcement Administrator for or on behalf of a Defaulter under or by virtue of this document must be applied (subject to any Law which applies and notwithstanding any other external agreement to the contrary, other than the Permitted Chargee’s Deed of Covenant) (Prescribed Order) is:
FIRST:	In respect of the Proceeds of any Participating Interest share of revenue received for processing gas so taken (if any), in payment of all costs, charges and expenses required first to meet the Defaulter’s obligations under any contracts then in existence for the processing of the gas;

SECOND:	In payment of all Enforcement Expenses incurred in or incidental to the exercise or attempted exercise of any Power or otherwise in relation to this document;

THIRD:	In discharge of any Encumbrance of the Defaulter having priority in law to this Charge;

FOURTH:	In or towards payment of Indebtedness of the Defaulter to the Operator;

FIFTH:	In or towards payment of monies due by the Defaulter but unpaid under all Charged Documents;

SIXTH:	In or towards payment of Indebtedness of the Defaulter to the Non- Defaulters pari passu so that if the amount realised is insufficient to discharge all such Indebtedness the amount available shall be apportioned among the Non-Defaulters in proportion to their respective Participating Interests; and

SEVENTH:	Any surplus shall subject to any other proper claims be paid to the Defaulter or as directed by it.
5.3	Moneys actually received

In applying any moneys towards satisfaction of the Indebtedness of a Defaulter, the Defaulter must be credited only with so much of the money as is actually received by the person to whom the relevant Indebtedness is owed, such credit to date from the time of such receipt.

5.4	Conversion of currencies on application of moneys

In applying moneys towards satisfaction of the Indebtedness of a Defaulter, an Enforcer or Enforcement Administrator may purchase one currency with another, whether through an intermediate currency or not, whether spot or forward, in such manner and at such time as it thinks fit.
6. Protection of third parties
6.1	Dealings with Enforcer or Enforcement Administrator

Any person dealing with an Enforcer or Enforcement Administrator:
(a)	need not enquire whether any event has occurred to authorise the Enforcer or Enforcement Administrator to act; and

(b)	is not affected by express notice that any such dealing is unnecessary or improper; and

(c)	may accept the receipt of the Enforcer or the Enforcement Administrator for any money as a discharge from any obligation of being concerned to see to the application or being liable or accountable for any loss or misapplication of that money.
6.2	Validity of receipt of Enforcer or Enforcement Administrator

The receipt of the Enforcer or Enforcement Administrator is deemed to be authorised and valid for the purpose of protecting any party to a dealing with an Enforcer or Enforcement Administrator, notwithstanding any irregularity or impropriety in any such dealing.

7. Assignment
7.1	Assignment only as permitted by JVOA

A party must not assign or otherwise dispose of its rights and obligations under this document otherwise than to a person to which it is permitted to assigning its Participating Interest under the JVOA. Subject to that requirement, this document is binding upon and inures to the benefit of the parties to this document and their respective successors and permitted assigns.

7.2	Release and replacement of Charge on assignment

If a Joint Venturer which is not in default under this document or the JVOA:
(a)	completes an assignment or other disposition of all or part of its Participating Interest in accordance with the JVOA; and

(b)	provides to the other Joint Venturers and the Operator a Charge executed by the incoming assignee of the Participating Interest and related Charged Property to their reasonable satisfaction registrable under the Companies Act 1997 of Papua New Guinea, the Act (if applicable) and any other relevant legislation; and

(c)	undertakes at the cost of the incoming assignee to register, file or record the Charge under the Companies Act 1997 of Papua New Guinea, the Act (if applicable) and any other relevant legislation, each other Joint Venturer and the Operator must release and discharge this Charge in respect of the Joint Venture Interest and other Charged Property assigned or disposed of.

7.3	Permitted Chargee’s Deed of Covenant

A Joint Venturer may assign by way of security, mortgage, charge or otherwise create a Security Interest (as principal or as surety) over that Joint Venturer’s right, title and interest in the Charged Property only on the terms and conditions of a Deed of Covenant and in accordance with clause 16.4 of the JVOA or as otherwise as agreed by the Joint Venturers.

7.4	Rights of third parties on assignment

If any person (other than a party to this document) has obtained a Participating Interest or an interest in a Charge and has not agreed with the parties to be bound by the Permitted Chargee’s Deed of Covenant and this document (Non-Permitted Chargee) then, to the full extent permitted by Law:
(a)	notwithstanding any other provision of this document, the money which the Non-Permitted Chargee has a claim to and which is secured by such Charge ranks in priority after all other Charges; and

(b)	the Non-Permitted Chargee has no rights against any party to this document, and no other party has any obligations or duties to the Non-Permitted Chargee, under or arising out of this document.

8. Liability for loss and indemnity
8.1	Persons not liable to account

Neither a Non-Defaulter nor an Enforcement Administrator is answerable or accountable for any loss of any kind whatever which may happen in or about the exercise or attempted exercise of any of the Powers except where the Non-Defaulter nor an Enforcement Administrator has not conducted itself in good faith or has committed fraud.

8.2	Persons not liable for entry into possession

Neither an Enforcer nor an Enforcement Administrator is by reason of entering into possession of any part of the Charged Property liable:
(a)	to account as mortgagee in possession or for anything except actual receipts; or

(b)	for any loss upon realisation or for any default or omission for which a mortgagee in possession might be liable.
8.3	Indemnity
(a)	A Defaulter must, on demand, indemnify and keep indemnified all Enforcers and Enforcement Administrators from and against all Enforcement Expenses incurred in any way in enforcing the Charge or in the exercise or attempted exercise of any Power in relation to that Defaulter or its Charged Property.

(b)	An Enforcer or Enforcement Administrator may obtain and pay out of any moneys in its, his or her hands received from the exercise of the Powers all sums necessary to effect such indemnity.

(c)	Each indemnity in this document is a continuing obligation, separate and independent from the other obligations of the parties and survives termination of this document. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this document.
9. Warranties and further assurance
9.1	Warranties

Each Joint Venturer warrants to each other Joint Venturer that it has, by its constitution, adequate corporate powers and authority to enter into this document and to fulfil its obligations hereunder and that all necessary resolutions have been passed, and all necessary other corporate action has been taken in order to render this document valid and binding on it.

9.2	Further assurance

Each Joint Venturer must from time to time do or cause to be done anything reasonably requested by any other Joint Venturer or the Operator:
(a)	for more satisfactorily mortgaging, assuring or securing the relevant Charged Property to the other Joint Venturers, or

(b)	for aiding in the execution or exercise of any Power,

including, without limitation, the obtaining of any consent, authorisation, approval or exemption from any government or governmental agency or authority, the execution of any other document or agreement or the delivery of documents or evidence of title not inconsistent with this document.

9.3	Power of attorney

Each Joint Venturer for valuable consideration and by way of security irrevocably appoints each other Joint Venturer (other than a Defaulter) and each of their respective directors and secretaries severally its attorney to do all things which that Joint Venturer is obliged to do (but does not do) under or in relation to this document.
10. Moratorium legislation
The provisions of any Law existing now or in the future which operate directly or indirectly:
(a)	to lessen, modify or vary in favour of a party its obligations under this document; or

(b)	to delay, postpone, fetter or otherwise prevent or prejudicially affect the exercise by a party to this document of any of the Powers conferred on it, are negated and excluded from this document, to the fullest extent that each party may lawfully do so.
11. Notice not normally required
(a)	No Enforcer or Enforcement Administrator need give the Defaulter any notice or demand or allow time to elapse before exercising a right under this charge or conferred by Law (including a right to sell) unless the notice, demand or lapse of time is required by Law and cannot be excluded.

(b)	If the Law requires that a period of notice must be given or a lapse of time must occur or be permitted before a right under this charge or conferred by law may be exercised, then:
(i)	when a period of notice or lapse of time is mandatory, that period of notice must be given or that lapse of time must occur or be permitted by the Enforcer; and

(ii)	when the law provides that a period of notice or lapse of time may be stipulated or fixed by this charge, one day is stipulated and fixed as that period of notice or lapse of time including, if applicable, as the period of notice or lapse of time during which:
(A)	a Default must continue before a notice is given or requirement otherwise made for payment of the Indebtedness or the observance of other obligations under this charge; and

(B)	a notice or request for payment of the Indebtedness or the observance of other obligations under this charge must remain not complied with before the Enforcer may exercise rights.

12. General provisions
12.1	Notices

The provision of the JVOA relating to notices applies to this document and is incorporated into this document.

12.2	Attorneys

Each person executing this document on behalf of a party under the authority of power of attorney states that he or she has at the time of executing this document no notice of revocation of the power of attorney.

12.3	Entire agreement

This document contains everything the parties have agreed in relation to this Cross Charge. No party can rely on an earlier written document or anything said or done by another party, or by a director, officer, agent or employee of that party, before this agreement was executed, save as permitted by law.

12.4	Severability

If any of the provisions of this document are held to be invalid or unenforceable, the severance provisions of the JVOA apply to such invalidity or unenforceability.

12.5	Exercise of rights

Subject to any contrary express provision of this document:
(a)	an Enforcer or Enforcement Administrator may exercise a Power at its discretion, and separately or concurrently with another Power;

(b)	a single or partial exercise of a Power by the person does not prevent a further exercise of that or an exercise of any other Power ; and

(c)	failure by the person to exercise or delay in exercising a Power does not prevent its exercise or operate as a waiver.
12.6	Waiver

A waiver of any right, power or remedy under this document must be in writing signed by the party granting it. A waiver is only effective in relation to the particular obligation or breach in respect of which it is given. It is not to be taken as an implied waiver of any other obligation or breach or as an implied waiver of that obligation or breach in relation to any other occasion.

12.7	Confidentiality

The provisions of the JVOA relating to confidentiality apply to information provided under this document by one party to another as if set out in this document.

12.8	GST

The provisions of the JVOA relating to GST apply to any payments made under this document to the extent that such payments constitute consideration for a taxable supply for the purposes of GST or any similar tax.

12.9	Remedies cumulative

The rights and remedies provided in this document are cumulative and not exclusive of any rights or remedies provided by Law.

12.10	Amendment

No modification, variation or amendment of this document is of any force unless it is in writing and has been signed by each of the parties.

12.11	Counterparts

This document may be executed in any number of counterparts and by different parties in separate counterparts. Each counterpart when so executed is deemed an original but all of which together constitute one and the same instrument.

12.12	Applicable law
(a)	This document is governed by and must be construed under the laws of New South Wales.

(b)	Any legal action in relation to this document against any party or its property may be brought in any court of competent jurisdiction in New South Wales.

(c)	By execution of this document, each Party submits irrevocably, generally and unconditionally to the non-exclusive jurisdiction of the courts of New South Wales and all courts competent to hear appeals from those courts.
12.13	Costs
(a)	Each Joint Venturer granting a Charge is liable to pay the reasonable costs of preparing and registering this document and any other document, instrument or other document provided for or contemplated by this document, including filing and registration fees, and stamp duty.

(b)	Each Party must pay its own costs of reviewing and executing this document and any other document provided for or contemplated by this document.
13. Definitions and interpretation
13.1	Definitions

In this document, unless the context requires otherwise:

Charge means each charge created by this document.

Charged Document means an agreement or other document made by or on behalf of the Joint Venturers for the purposes of the Joint Venture, including the Gas Processing Agreement.

Charged Property, in relation to a Joint Venturer, means the property which it charges for the time being under this document, and includes its right, title and interest at any time in:
(a)	its Participating Interest, including its Participating Interest share of the Licences and all other Project Assets;

(b)	all Charged Documents;

(c)	all present and future proceeds of insurance taken out under the JVOA; and

(d)	moneys held by the Operator for and on behalf of the Joint Venture and all claims and entitlements for money or other property to be paid or transferred to the Joint Venture.
Default means the failure by a Joint Venturer to pay, when due, any Indebtedness secured under this document.

Defaulter means a Joint Venturer that is in Default under the JVOA.

Encumbrance means any mortgage, pledge, lien, charge or other form of security or interest in the nature of a Security Interest.

Enforcement Administrator means, in relation to an Enforcer, the Enforcer, any receiver, receiver and manager, administrator or attorney appointed under this document or any agent of the Enforcer which has entered into possession of the whole or part of the Charged Property.

Enforcement Expenses means all costs, charges and expenses of the Enforcer and the Enforcement Administrator (including its remuneration) incurred in or incidental to the exercise or performance of any Power under this document.

Enforcer means a party to this document which has commenced enforcement action under this document.

Expert means a person suitably qualified and capable of making an expert determination under this document for the purposes of the Institute of Arbitrators & Mediators Australia Expert Determination Rules.

Indebtedness means, in relation to a Joint Venturer, all Called Sums and other moneys due but unpaid which that Joint Venturer is at any time liable to pay to or for the account of the Operator or any other Joint Venturer, whether alone or with any other person, under this document or the Joint Venture Operating Agreement.

Joint Venture Operating Agreement or JVOA means the Preliminary Works Joint Venture Operating Agreement as amended and restated by the Condensate Stripping Plant Joint Venture Operating Agreement dated on or about the date of this document between InterOil, Mitsui and the Operator.

Non-Defaulter means a Party which is not a Defaulter.

Permitted Chargee’s Deed of Covenant means a Deed of Covenant entered into in accordance with clause 7.3.

Permitted Security means:
(e)	any security interest arising in favour of any Governmental Agency by operation of Legislation, where there is no default in payment of any money or performance of any liability due to that Governmental Agency; or

(f)	any possessory lien arising by operation of law in the ordinary course of business, where there is no default in payment of any money or performance of any liability due to the lien creditor;

Power means any power, right, authority, discretion or remedy conferred on the Operator, any Joint Venturer or Enforcement Administrator by this document or by Law in relation to this document.

Prescribed Order means the order prescribed under this document for the application of all moneys received by an Enforcer or an Enforcement Administrator under or by virtue of this document, subject to any Law and notwithstanding agreement to the contrary.

Proceeds means, in relation to any Charged Property, all proceeds realised as a result of an Enforcer or its Enforcement Administrator taking possession of, or exercising any of its Powers in relation to, the relevant Charged Property.

13.2	Interpretation

In this document, unless the context requires otherwise:
(a)	clause and subclause headings are for reference purposes only;

(b)	the singular includes the plural and vice versa;

(c)	words denoting any gender include all genders;

(d)	reference to a person includes any natural person company or Government Agency or any other entity recognised by the law and vice versa;

(e)	reference to a company includes any company, body corporate, corporation, trust, partnership, joint venture, or any other incorporated or unincorporated body, association society, organisation or entity;

(f)	reference to accuracy in relation to any information, fact, agreement or record means that the information, fact agreement or record is true, accurate, complete and up-to-date in all respects;

(g)	reference to an agreement includes any agreement, undertaking, understanding or course of dealing, whether formal or informal, whether or not having legal or equitable force, and whether or not in writing;

(h)	reference to a judgment includes any judgment, judicial order, decree, declaration, ruling, award or determination of any court or tribunal of competent jurisdiction, Governmental Agency, arbitrator, mediator or expert binding on any person or assets of that person;

(i)	reference to writing includes any means of electronic communication or reproduction of words;

(j)	where a word or phrase is defined its other grammatical forms have a corresponding meaning;

(k)	any reference to a party in this agreement includes its successors and permitted assigns;

(l)	any reference to an agreement includes that agreement as amended at any time;

(m)	the use of the word includes or including is not to be taken as limiting the words preceding it;

(n)	the expression at any time includes reference to past, present and future time and the performance of any action from time to time;

(o)	an agreement, representation or warranty on the part of two or more persons binds them jointly and severally;

(p)	an agreement, representation or warranty on the part of two or more persons is for the benefit of them jointly and severally;

(q)	reference to an item is a reference to an item in the schedule to this document;

(r)	reference to an exhibit, annexure, attachment or schedule is a reference to the corresponding exhibit, annexure, attachment or schedule in this document;

(s)	reference to a provision described, prefaced or qualified by the name, heading or caption of a clause, subclause, paragraph, schedule, item, exhibit or attachment in this document means a cross reference to that clause, subclause, paragraph, schedule, item, annexure exhibit or attachment;

(t)	when a thing is required to be done or money required to be paid under this agreement on a day which is not a Business Day, the thing must be done and the money paid on the immediately preceding Business Day; and

(u)	reference to a statute includes all regulations and amendments to that statute and any statute or regulation passed in substitution for that statute or regulation, or incorporating any of its provisions to the extent they are incorporated.
13.3	Defined Terms in the JVOA

Terms which are defined in the JVOA will (unless another interpretation is expressly or by implication required by this document) have the same meaning when used in this document.

13.4	Supremacy of interpretation

If there is any conflict between a provision of this document and a provision of any Charged Document, this document shall prevail.
Executed as a deed.

Attachment 4 – Deed of Covenant
Condensate Stripping Plant Joint Venture

Dated as of

Permitted Chargee	Name

ABN

Address

Email Fax

Authorised Officer

Chargor	Name

ABN

Address

Email Fax

Authorised Officer

Joint Venturer 2	Name

ABN

Address

Email Fax

Authorised Officer

Operator	Name

ABN

Address

Fax

Email

Authorised Officer
Recitals	A.	The parties, other than the Permitted Chargee, are parties to the Joint Venture Operating Agreement (JVOA).

	B.	The Operator is the operator of the Joint Venture established by the JVOA.

	C.	The parties to the JVOA have granted Cross Charges to each other as required by the JVOA.

	D.	The Chargor wishes to grant a Permitted Charge to the Permitted Chargee as permitted by the JVOA on the terms and conditions of this deed.
The parties agree:
in consideration of, among other things, the mutual promises contained in this deed:
1.	Definitions and interpretation

1.1	Definitions

Unless set out below or the context otherwise requires, the definition of each defined expression in this deed (including the Recitals) is the same as is defined in the JVOA or the Cross Charge, and in addition:

Charge means the Cross Charge or a Permitted Charge, as applicable.

Chargee means a chargee under the Cross Charge or the Permitted Charge, as applicable.

Cross Charge means the charge, and any other Security Interest over any part of the Charged Property, granted by the Chargor to Joint Venturer 2 and the Operator to each other under the JVOA in relation to the Project Assets, particulars of which are set out in the Priority Agreements in Schedule 1.

Cross Charge Enforcer means a party which is enforcing its rights under the Cross Charge and/or its Enforcement Administrators.

Particulars mean the particulars of a party given on page 1 of this deed, or as amended by notice given in accordance with this deed.

Permitted Charge means the fixed and floating charge and any other Security Interest, given by the Chargor over any part of the Charged Property to the Permitted Chargee dated on or about the date of this deed.

Permitted Chargee’s Debt means all monies due and payable on any account and in any capacity from time to time secured by the Permitted Charge.

Permitted Chargee Enforcer means the Permitted Chargee which is enforcing its rights under the Permitted Charge, and/or it’s Enforcement Administrators.

Priority Agreement means a priority agreement, particulars of which are set out in Schedule 1.

1.2	Interpretation

In this deed, unless the context otherwise requires:
(a)	the singular includes the plural and vice-versa;

(b)	headings do not affect the interpretation of this deed;

(c)	a reference to a party means a party to this deed as listed on page 1 of this deed and includes that party’s executors, administrators, substitutes, successors and permitted assigns;

(d)	references to a part, clause, schedule, exhibit and annexure refers to a part, clause, schedule, exhibit or annexure of, in or to this deed;

(e)	a reference to this deed includes all schedules, exhibits and annexures to this deed;

(f)	a reference to an agreement, deed, instrument or other document includes the same as amended, novated, supplemented, varied or replaced from time to time;

(g)	a reference to a court is to an Australian court;

(h)	a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or legislative provision substituted for, and any subordinated legislation issued under, that legislation or legislative provision;

(i)	a reference to a day, month or year is relevantly to a calendar day, calendar month or calendar year;

(j)	a reference to $, or dollars is to the lawful currency of the the United States of America;

(k)	a reference to an amount for which a person is contingently liable includes an amount which that person may become actually or contingently liable to pay if a contingency occurs, whether or not that liability will actually arise; and

(l)	no rule of construction is to apply to the disadvantage of a party on the basis that that party drafted the whole or any part of this deed.
1.3	Supremacy of interpretation

If there is any conflict between a provision of this deed and a provision of any Charge, this deed shall prevail.

1.4	Capacity of Permitted Chargee as trustee
(a)	If the Permitted Chargee enters into this deed solely as trustee or agent of a security trust, recourse against the Permitted Chargee is limited to its rights of indemnity against the assets of that security trust from which it is actually indemnified for the relevant liability, except to the extent that indemnity is lost or limited by reason of its wilful default or gross negligence.

(b)	If the Permitted Chargee is replaced as security trustee, it will be released from its obligations under this deed when it delivers to the Operator a deed poll under which its replacement agrees to be bound by this deed as Permitted Chargee.
2.	Consents and acknowledgments

2.1	By Permitted Chargee

The Permitted Chargee:
(a)	acknowledges receipt of copies of the Priority Agreements and consents to the Chargor, the other Joint Venturers and the Operator entering into the Priority Agreements;

(b)	consents to the creation, continuation and where applicable, registration on any registers of the Cross Charge; and

(c)	acknowledges the valid creation and, if applicable, registration of the Cross Charge and its continuing validity unless a claim made by another person challenging such validity is upheld, conceded or compromised.
2.2	By other Joint Venturers and Operator

Each of the Joint Venturers (other than the Chargor) and the Operator:
(a)	acknowledges receipt of a copy of the Permitted Charge and consents to the creation of the Permitted Charge;

(b)	consents to the creation, continuation and where applicable, registration on any registers of the Permitted Charge; and

(c)	acknowledges the valid creation and, if applicable, registration of the Permitted Charge and its continuing validity unless a claim made by another person challenging such validity is upheld, conceded or compromised.
2.3	Consent to Priority Agreement amendment

The Chargor, the other Joint Venturer and the Operator covenant with the Permitted Chargee that they will not amend, supplement or replace the JVOA or any other Priority Agreements in a manner which would be likely to materially and adversely affect the interests of the Permitted Chargee, without first obtaining the prior written consent of the Permitted Chargee, which consent must not be unreasonably withheld or delayed

3.	Priorities

3.1	Acknowledgement of priority by Permitted Chargee

The Permitted Chargee acknowledges to each Joint Venturer and the Operator that:
(a)	the rights of the Permitted Chargee and its Enforcement Administrators are subject to the provisions of the Priority Agreements insofar as the Permitted Charge applies to any Joint Venture Interest or Project Assets; and

(b)	in exercising or enforcing any power of sale or other power, right or remedy in relation to the Permitted Charge (whether conferred by Law or by the Permitted Charge), the Permitted Chargee is bound by, and it shall, and shall procure that its Enforcement Administrators are bound by, the terms and conditions of the Priority Agreements which apply to the sale or other disposition of the Joint Venturer Interests and Joint Venturer Property as if it was, or they were, party to the Priority Agreements.
3.2	Priority of payments
(a)	Subject to the payment of all amounts owing or payable which are secured by the Permitted Encumbrances (if any) having priority over the Charges, the order of priority of payment of the Proceeds of Charged Properly is, after payment of Enforcement Expenses:
(i)	First Priority: payment of the Indebtedness in accordance with the Cross Charge; and

(ii)	Second Priority: payment of the Permitted Chargee’s Debt.;
(b)	The payments given priority by this clause include any continuing balance and any present or future moneys secured by any charge or other Security Interest in spite of any subsequent repayment, advance or provision of accommodation or other, increase or decrease in the amount secured.
3.3	Priority of enforcement action

If there is an amount overdue for payment for a period of 20 Business Days under the Cross Charge:
(a)	any enforcement action taken under or in respect of the Cross Charge over any Charged Property takes precedence over any enforcement action taken under or in respect of the Permitted Charge; and

(b)	a Cross Charge Enforcer may take and have possession and control of the Charged Property including making all decisions in connection with the disposal of, or other dealing with the Charged Property, to the exclusion of the Permitted Chargee Enforcers.
3.4	Nothing disrupts priorities

The priorities set out in this deed apply regardless of:
(a)	anything contained in a Charge;

(b)	the order in which Charges were executed and created or agreed to be executed and created;

(c)	the order of lodgement for registration, or of registration of any Charges;

(d)	the order or the date of the appointment of any Enforcement Administrator or any action taken in enforcing a Charge;

(e)	the respective dates on which anything is done or omitted to be done under or in relation to a Charge or the money secured by a Charge;

(f)	any Law, rule of equity or order or decision of any court to the contrary; and

(g)	any other circumstance or event whatsoever.
3.5	Acknowledgement by Joint Venturers to Permitted Chargee

Without prejudice to its rights under a Priority Agreement, each of the Joint Venturers and the Operator acknowledges to the Permitted Chargee that, except as expressly provided in this deed:
(a)	unless the Permitted Chargee becomes the owner of a Joint Venture Interest, nothing in this deed requires the Permitted Chargee to make any payment to any person on any account whatsoever, except a payment required to be made to the holder of a Security Interest which has priority over the Permitted Charge, and then only from money in the possession of the Permitted Chargee (or held for it) derived from the enforcement of the Permitted Charge over assets secured by the prior Security Interest;

(b)	except as provided in this deed, the right of the Permitted Chargee to receive payment of any amount payable by any Joint Venturer or the Operator to the Permitted Chargee and secured by the Permitted Charge is not subordinated to any obligation or liability of the Joint Venturer or the Operator to any other person, including any other Joint Venturer; and

(c)	nothing in this deed prejudices or affects the Permitted Chargee’s rights and remedies in collecting or otherwise enforcing payment of any such amount.
3.6	Prohibition on partition

Unless otherwise agreed by all the Joint Venturers, during the continuance of the JVOA neither the Permitted Chargee, nor any person claiming through the Permitted Chargee, may seek partition or the establishment of a trust for sale or take any action (whether by any court order or otherwise) for partition or sale in lieu of partition, of any Project Assets and the Permitted Chargee waives any rights it may have under any applicable law to seek and do any of those things.

4.	Enforcement and compliance

4.1	Enforcement

Subject to compliance with the terms of this deed and the applicable Charge:
(a)	a Chargee under the Cross Charge may enforce or not enforce the Cross Charge, or any such other right or security, as it thinks fit in respect of whatever money it thinks fit in whatever order and manner it thinks fit; and

(b)	the Permitted Chargee may enforce or not enforce the Permitted Charge, or any such other right or security, as it thinks fit in respect of whatever money it thinks fit in whatever order and manner it thinks fit.
4.2	Notice of enforcement
(a)	A Cross Charge Enforcer must give notice to the Permitted Chargee not less than 7 days before it or its Enforcement Administrator commences enforcement under or in respect of its Cross Charge in relation to any Charged Property.

(b)	On an Enforcer commencing enforcement proceedings under a Charge:
(i)	a Cross Charge Enforcer must keep the Permitted Chargee informed as to the amount owing or payable to it and secured by the Cross Charge; and

(ii)	the Permitted Chargee must keep the Joint Venturers and the Operator informed as to the amount owing or payable to it and secured by the Permitted Charge.
4.3	Account of Proceeds by Enforcer

An Enforcer which receives monies from enforcement proceedings under a Charge must give a full account (subject to any confidentiality or privilege restrictions) to each Joint Venturer, the Operator and the Permitted Chargee, and their respective Enforcement Administrators, of all Proceeds and Enforcement Expenses.

4.4	Contingent receipts

An Enforcer which receives an amount which is contingently owing or payable to it at the time of receipt may retain all or part of that amount and must place the amount retained on short term interest bearing deposit until the relevant amount becomes actually due or ceases to be contingently owing or payable, in which case the Enforcer must account for and apply that amount in accordance with this deed.

4.5	Entitlement to documents of title and insurance policies

The Operator or its nominee is entitled to hold any document of title or other document (including insurance policies) concerning the Charged Property and the Permitted Chargee must deliver to the Operator or its nominee all such documents which it holds or the possession of which it controls.

4.6	Effect of non-compliance

The liabilities and obligations of each Joint Venturer, and the respective rights, powers and remedies of the Permitted Chargee against each Joint Venturer, under or in relation to the Permitted Charge are not affected in any way by:
(a)	this deed (other than as expressly provided); or

(b)	the failure or alleged failure of the Permitted Chargee or any other Chargee to comply with this deed.

5.	Default

5.1	Notice of Default

If the Chargor commits a Default and becomes a Defaulter for a period of 20 Business Days:
(a)	the Operator must give the Defaulter and the Permitted Chargee notice of the Default as soon as practicable and in any event, within 10 Business Days; and

(b)	if another Joint Venturer intends to exercise its right to acquire the Defaulter’s Joint Venture Interest, it must give notice of that intention to the Defaulter and the Permitted Chargee at least 10 Business Days before giving its notice of exercise.
5.2	Cure rights of Permitted Chargee

Notwithstanding anything in the JVOA or any other Priority Agreement, neither any Joint Venturer nor the Operator may take any action to enforce the Cross Charge, or exercise any Power by reason of any Default, and neither shall the Chargor’s voting rights be suspended under the JVOA, unless and until the Chargor has become a Defaulter for the purposes of the Cross Charge and:
(a)	it has given not less than 20 Business Days notice to the Defaulter and the Permitted Chargee setting out details of the Default in reliance on which it proposes to exercise its Powers (Cure Notice); and

(b)	either the Permitted Chargee:
(i)	notifies the Joint Venturers and the Operator that it elects not to remedy the Default; or

(ii)	it fails to remedies that Default within the later of 20 Business Days of receipt by the Permitted Chargee of the Cure Notice (or any longer period agreed by the Joint Venturer and the Operator, such agreement not to be unreasonably withheld) or within the cure period applicable under the Charged Document, whichever is the later.
5.3	Consequences of cure by Permitted Chargee

If the Permitted Chargee, on behalf of the Chargor, rectifies the Default in full then:
(a)	the rights of each other Joint Venturer against the Chargor under the Cross Charge and the JVOA cease as regards the Default; and

(b)	the Permitted Chargee may, subject to this deed, treat the Default as a default by the Chargor under the Permitted Charge.
6.	Assignment and third party claims

6.1	Covenants on assignment
(a)	Each Joint Venturer covenants with the Permitted Chargee that it will procure any assignee or transferee from it of a Joint Venture Interest to become a party to this deed by entering into a deed of covenant with the Permitted Chargee under which the assignee to be bound by this deed as a Joint Venturer.

(b)	The Operator covenants with the Permitted Chargee that it will procure any successor of it as Operator to become a party to this deed by entering into a deed of covenant with the Permitted Chargee under which the assignee will be bound by this deed as the Operator.

(c)	The Permitted Chargee covenants with each Joint Venturer and the Operator that it will not, without their written consent, transfer or assign or create or permit to exist any Security Interest over, its interest in a Charge to or in favour of any person unless that person has, at its cost or that of the Permitted Chargee, agreed with each Joint Venturer and the Operator to be bound by this deed as Permitted Chargee.

(d)	The Permitted Chargee undertakes with each Joint Venturer and the Operator that it will, and will ensure that its Enforcement Administrators will:
(i)	conduct any assignment or other disposal of a Joint Venture Interest pursuant to its rights under the Permitted Charge in accordance with the assignment provisions of the JVOA; and

(ii)	cause any assignee from it of a Joint Venture Interest to comply with the assignment provisions of the JVOA.
6.2	Rights of third parties on assignment

If any person (other than a party to this deed) has obtained a Joint Venture Interest or an interest in a Charge and has not agreed with the parties to be bound by this deed (Non-Permitted Chargee) then, to the full extent permitted by Law:
(a)	notwithstanding any other provision of this deed, the money to which the Non-Permitted Chargee has a claim and which is secured by such Charge ranks in priority after all other Charges; and

(b)	the Non-Permitted Chargee has no rights against any party to this deed, and no other party has any obligations or duties to the Non-Permitted Chargee, under or arising out of this deed.
To the extent necessary to give effect to this clause, the rights and interests of the Non-Permitted Chargee under or arising out of this deed are varied accordingly.

7.	Discharge and termination

7.1	Discharge of Permitted Charge

If, as a result of any enforcement action taken by an Enforcer under a Charge or otherwise in accordance with a Charge, any Charged Property is to be disposed or otherwise dealt with, each party must facilitate the discharge of that Charged Properly from the Charge and remove any caveats or similar restraints on that disposal or dealing, notwithstanding that the proceeds from such disposal or dealing may be insufficient to pay all amounts actually or contingently owing or payable to that party and secured by the Charge.

7.2	Cessation of rights

If a Joint Venturer ceases to have a Joint Venture Interest, or the Operator ceases to be Operator under the JVOA and, as a result its Charge has been discharged:

(a)	it shall notify the other parties to this deed that its Charge has been discharged; and

(b)	without affecting or releasing any other obligations which it may have, it shall no longer have any rights or obligations under this deed as a party other than rights or obligations accrued at the time of cessation.
7.3	Termination of deed

This deed remains in effect until all the Charges have been discharged or it is terminated by an agreement executed by all the Chargees.

8.	No marshalling or foreclosure

8.1	Exclusion of marshalling
(a)	The Permitted Chargee is not entitled to have the Cross Charge, or any other right or security under the Cross Charge, marshalled in its favour.

(b)	A Chargee under the Cross Charge is not entitled to have the Permitted Charge, or any other right or security of the Permitted Chargee under the Cross Charge, marshalled in its favour.
8.2	Exclusion of foreclosure

The Permitted Chargee is not entitled to the remedy of foreclosure in respect of any Charged Properly unless all the Joint Venturers and the Operator otherwise agree.

9.	Notices

9.1	Form of Notice

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement (Notices) must be in writing, signed by the sender (if an individual) or an Authorised Officer of the sender and marked for the attention of the person identified in the Particulars or, if the recipient has notified otherwise, then marked for attention in the last way notified.

9.2	When Notices are taken to have been given and received
(a)	A Notice is regarded as given and received:
(i)	if delivered by hand, when left at the address given in the Particulars;

(ii)	if sent by pre-paid post, on the 3rd day following the date of postage;

(iii)	if given by fax, on production of a transmission report by the machine from which the fax was sent which indicates that the fax was sent in its entirety to the recipient’s fax number, unless the recipient informs the sender that the Notice is illegible or incomplete within 4 hours of it being transmitted; and

(iv)	if sent by email, at the time shown in the delivery confirmation report generated by the sender’s email system.

(b)	A Notice delivered or received other than on a day on which trading banks are open for business in the capital city of the Nominated State (Business Day) or after 5.00pm (recipient’s time) is regarded as received at 9.00am on the following Business Day. A Notice delivered or received before 9.00am (recipient’s time) is regarded as received at 9.00am.
10.	General provisions

10.1	Entire agreement

This deed contains everything the parties have agreed about its subject matter. No party can rely on an earlier written document or anything said or done by another party, or by a director, officer, agent or employee of that party, before this agreement was executed, save as permitted by law.

10.2	Further Assurances

At a party’s reasonable request, any other party must execute all such documents and do everything necessary or appropriate to bind it under, and to give full effect to, the transactions contemplated by this deed.

10.3	Time of essence

Time is the essence of this deed in all respects.

10.4	Severability

If any of the provisions of this deed are held to be invalid or unenforceable, the severance provisions of the JVOA apply to such invalidity or unenforceability.

10.5	Successors and permitted assigns

The provisions of this deed enure for the benefit of and are binding upon each party and their respective successors and permitted assigns.

10.6	Exercise of rights

Subject to any contrary express provision of this deed:
(a)	an Enforcer may exercise a right, power or remedy at its discretion, and separately or concurrently with another right power or remedy;

(b)	a single or partial exercise of a right, power or remedy by the person does not prevent a further exercise of that or an exercise of any other right, power or remedy; and

(c)	failure by the person to exercise or delay in exercising a right, power or remedy does not prevent its exercise or operate as a waiver.
10.7	Waiver

A waiver of any right, power or remedy under this agreement must be in writing signed by the party granting it. A waiver is only effective in relation to the particular obligation or breach in respect of which it is given. It is not to be taken as an implied waiver of any other obligation or breach or as an implied waiver of that obligation or breach in relation to any other occasion.

10.8	Confidentiality

The provisions of the JVOA relating confidentiality apply to information provided under this deed by one party to another as if set out in this deed.

10.9	Remedies cumulative

The rights and remedies provided in this deed are cumulative and not exclusive of any rights or remedies provided by Law.

10.10	Amendment

No modification, variation or amendment of this deed is of any force unless it is in writing and has been signed by each of the parties.

10.11	Counterparts

This deed may be executed in any number of counterparts and by different parties in separate counterparts. Each counterpart when so executed is deemed an original but all of which together constitute one and the same instrument.

10.12	Applicable law
(a)	This deed is governed by and must be construed in accordance with the laws of New South Wales.

(b)	The parties submit irrevocably to the non-exclusive jurisdiction of the Courts of the New South Wales and all Courts competent to hear appeals from those Courts.

Schedule 1 — Variable provisions
Priority Agreements:
1. Joint Venture Operating Agreement.
2. Cross Charges.
3. Gas Processing Agreement.
4. Other Project Agreements (specify).
Executed as a Deed.
[Insert relevant attestation clauses.]

Attachment 5 — Deed of Removal and Appointment — Change of Operator
Deed of Removal and Appointment — Change of Operator
Dated
Parties
4	[insert] ACN [insert] of [insert] (Outgoing Operator);

5	[insert] ACN [insert] of [insert] (Successor Operator); and

6	the Parties specified in schedule 1 (collectively Participants and each a Participant).
Recitals
A	Each of the Outgoing Operator and the Participants are parties to the Joint Venture Operating Agreement.

B	[Delete whichever paragraph is appropriate.]

[The Participants have resolved to remove the Outgoing Operator as Operator under the Joint Venture Operating Agreement and seek to appoint the Successor Operator as the new operator of the Joint Venture on the terms of this Deed.]

[The Outgoing Operator has resigned as Operator under the Joint Venture Operating Agreement and the Participants wish to appoint the Successor Operator as the new operator on the terms of this Deed].

C.	The Outgoing Operator agrees to transfer its interests and obligations in and under the Joint Venture Operating Agreement and the Project Assets to the Successor Operator on the terms of this Deed.
Provisions
This Deed witnesses 1.
Interpretation 1.2
Definitions
In this Deed unless the context otherwise requires:

Deed means this document, as amended or replaced from time to time.

Joint Venture Operating Agreement means the Condensate Stripping Plant Joint Venture Operating Agreement dated [insert] between SPI CSP PNG Limited, Mit CSP PNG Limited and S.P.I. Exploration and Production Limited, which regulates the rights and obligations of the Participants and the Outgoing Operator in relation to the Joint Venture, as amended, novated or replaced from time to time;

Participants means each Participant separately and all those Participants collectively; and

Substitution Date means the date of execution of this agreement by all parties expressed to be a party to this Deed.

1.3	Joint Venture Operating Agreement Definitions

Words and expressions defined in the Joint Venture Operating Agreement have the same meaning when used in this Deed unless the context requires otherwise.

1.4	Rules of interpretation

Rules of interpretation apply to this Deed as specified in this provision, unless the context otherwise requires:
(a)	headings and subheadings are for convenience only and do not affect interpretation;

(b)	words denoting the singular number include the plural, and the converse also applies;

(c)	words denoting any gender include all genders;

(d)	any reference to a party to any agreement or agreement includes its successors and permitted assigns and substitutes by way of assignment or novation;

(e)	any reference to any agreement or agreement includes that agreement or agreement as amended at any time; and

(f)	any reference to a provision is a reference to a clause of, or schedule, annexure, exhibit or attachment to, the transfer or this agreement, including each subclause, paragraph and subparagraph of that provision;
2.	[Removal of Operator

[Subject to clause [3], the Outgoing Operator is removed as the operator under the Joint Venture Operating Agreement with effect on and from the Substitution Date.]

[Delete whichever is not applicable]

[Resignation of Operator

[Subject to clause [3], the Outgoing Operator resigns as the operator under the Joint Venture Operating Agreement with effect on and from the Substitution Date.]

3.	Appointment of Successor Operator
(a)	With effect on and from the Substitution Date, the Participants appoint the Successor Operator as Operator in place of the Outgoing Operator and the Successor Operator accepts the appointment as Operator under the Joint Venture Operating Agreement.

(b)	The Successor Operator’s notice details for the purpose of the Joint Venture Operating Agreement are:

Address:	[insert]

Fax:	[insert]

Attention:	[insert]
4.	Assignment and assumption

With effect from the Substitution Date:
(a)	the Successor Operator becomes a party to the Joint Venture Operating Agreement in place of the Outgoing Operator;

(b)	the Outgoing Operator assigns to the Successor Operator all of the rights, remedies, powers, authorities and interests of the Operator under the Joint Venture Operating Agreement and the Successor Operator assumes all of the liabilities, duties and obligations of the Operator under the Joint Venture Operator Agreement; and

(c)	each of the Participants acquires corresponding rights against and assumes corresponding duties and obligations towards the Successor Operator under the Joint Venture Operating Agreement.
5.	Transfer of ownership in Project Assets

Without limiting the obligations pursuant to clause 9.6 of the Joint Venture Operating Agreement, the Outgoing Operator must do all things necessary to transfer ownership or title to the Project Assets to the Successor Operator as soon as practicable after the Substitution Date.

6.	Release
(a)	Each Participant releases and discharges the Outgoing Operator from any obligation or liability arising under or in connection with the Joint Venture Operating Agreement at any time after the Substitution Date.

(a)	The Outgoing Operator releases and discharges each Participant from any liability, default, breach, claim, demand or legal action solely resulting from its resignation or removal in accordance with the terms of the Joint Venture Operating Agreement.
7.	Continuing obligations

Nothing in this Deed affects any accrued rights or remedies of any party under the Joint Venture Operating Agreement which arise under or in connection with the acts or omissions of the Outgoing Operator prior to the Substitution Date.

8.	Successor Operator Information

The Successor Operator agrees with each other party to this that:
(a)	it has received a copy of the Joint Venture Operating Agreement and any other information required by the Successor Operator in connection with this transaction and the Joint Venture; and

(b)	it has not relied and will not rely on any other party to this Deed to check or enquire on its behalf into the legality, validity, effectiveness or adequacy or completeness of that document or of any of that information .
9.	Representations and warranties by each party

Each party represents and warrants that:
(a)	it is a company duly incorporated and existing under the laws of its place of incorporation;

(b)	it has full legal capacity and power to:
(i)	own its property and to carry on its business; and

(ii)	enter into this document and to carry out the transactions that this document contemplates;
(c)	it has taken all corporate action that is necessary or desirable to authorise its entry into this document and to carry out the transactions that this document contemplates;

(d)	this document constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally), subject to any necessary stamping or registration;
10.	Costs

The Outgoing Operator must pay the costs and expenses of each party to this Deed in relation to the negotiation, preparation, execution, and performance of this Deed, or any document executed or effected under this Deed.

11.	Duties

11.1	Payment

The Outgoing Operator must promptly within the initial applicable period prescribed by law pay any stamp or other duty payable in relation to the execution, performance and registration of this Deed, or any document executed or effected under this Deed.

11.2	Indemnity

The Outgoing Operator must indemnify each other party to this Deed against any loss, cost, charge or expense incurred by that other party in relation to any duty specified in this provision, whether through breach of or default by the Successor Operator under this provision or otherwise.

12.	Assignment

A party must not transfer any right or liability under this Deed without the prior consent of each other party, except where this Deed provides otherwise or in relation to any transfer of permitted under the Joint Venture Agreement.

13.	Notices

13.1	Form

Any notice to or by a party under this Deed must be in writing and signed by the sender or, if a company party, an authorised officer of the sender, including any director, secretary or person notified in that capacity by that company party, or under the seal of or any power of attorney conferred by the sender.

13.2	Service method

Any notice may be served by delivery in person or by post or transmission by facsimile to the address or number of the recipient and is effective for the purposes of this Deed upon delivery to the recipient or production to the sender of a facsimile transmittal confirmation report.

14.	Governing Law

This Deed is governed by and must be construed under the laws of New South Wales.

15.	General Provision

15.1	Amendments

Any amendment to this Deed has no force or effect unless effected by a Deed executed by the parties.

15.2	Third parties

This Deed confers rights only upon a person expressed to be a party and not upon any other person.

15.3	Pre-contractual negotiation

This Deed:
(a)	expresses and incorporates the entire agreement between the parties in relation to its subject-matter, and all the terms of that Deed; and

(b)	supersedes and excludes any prior or collateral negotiation, understanding, communication or agreement by or between the parties in relation to that subject-matter or any term of that Deed.
15.4	Further assurance

Each party must execute any agreement and perform any action necessary to give full effect to this Deed, whether prior or after performance of this Deed.

15.5	Waivers

Any failure or delay by any party to exercise any right under this Deed does not operate as a waiver and the single or partial exercise of any right by that party does not preclude any other or further exercise of that or any other right by that party.

15.6	Remedies

The rights of a party under this Deed are cumulative and not exclusive of any rights provided by law.

15.7	Severability

Any provision of this Deed which is invalid in any jurisdiction is invalid in that jurisdiction to that extent, without invalidating or affecting the remaining provisions of this agreement or the validity of that provision in any other jurisdiction.

15.8	Counterparts

This Deed may be executed in any number of counterparts, all of which taken together are deemed to constitute one and the same Deed.

Schedule 1 — Participants
1.	Participants

[insert] Executed as a Deed.
[Insert relevant attestation clauses.]